EXHIBIT 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is dated as of August 3, 2010, by and between THE WORLD COMPANY, a Kansas corporation (“Seller”), and KNOLOGY OF KANSAS, INC., a Delaware corporation (“Buyer”).

R E C I T A L S:

A. Through its unincorporated division known as Sunflower Broadband and Channel 6 (collectively, the “Division”) Seller is in the business of providing (i) cable television, high speed data, voice and other services to residential and business customers in Lawrence, Eudora, Linwood, Tonganoxie and Basehor, Kansas and in nearby rural areas in Douglas, Leavenworth and Wyandotte Counties in Kansas and (ii) original programming through the operation of Channel 6, a local origination channel and video production services to commercial and corporate clients (collectively, the “Business”); and

B. In operating the Business, Seller, through the Division, utilizes a 750/860 MHz hybrid fiber coax network (the “System”) and holds seven municipal or county Franchises (as defined below) plus a state Franchise; and

C. Seller desires to sell, and Buyer wishes to purchase, all of the Assets (as defined below) for the price and on the terms and subject to the conditions hereinafter set forth.

A G R E E M E N T S:

In consideration of the above recitals and the covenants and agreements contained herein, Buyer and Seller agree as follows:

1. DEFINED TERMS

In addition to the other terms defined throughout this Agreement, the following terms shall have the following meanings in this Agreement:

1.1 “2009 Financials” means a compilation of the combined balance sheets of the Division as of December 31, 2009 and 2008, and the related combined statements of income, division equity and cash flows for the years then ended, subject to the preparer’s footnotes therein, prepared by BKD, LLP and dated June 15, 2010, all of which solely relates to the assets, liabilities and operations of the Division and is based on the books and records of the Seller that were subject to a consolidated audit of the Seller as of the fiscal year ended December 31, 2009.

1.2 “Accounts Receivable” means the accounts receivable and other rights to payment for goods or services provided by the Business that are unpaid immediately prior to the Adjustment Time, including all accounts receivable that have been heretofore written off.

1.3 “Active Customers” means, as of any date of determination, the number of subscribers of the applicable service from the Division, but excluding (i) any subscriber who is Past Due in the payment of any amount in excess of $90.00 (or any subscriber who would be Past Due in the payment of any such amount, but for the issuance of credits outside of the ordinary course of business); (ii) any subscriber who has not paid at least two full month’s payment for the applicable service (after application of promotions and bundled discounts) no later than ninety (90) days after Closing; (iii) any subscriber (A) pending disconnection for any reason (provided, that with respect to any pending disconnect for non-payment, only such subscribers that would be Past Due at Closing will be deemed to be a pending disconnect) or (B) for whom a service termination notice has been received, if any, in excess of those subscribers pending connection; and (iv) any subscriber that has been obtained after the date hereof by offers made, promotions conducted or discounts given other than those offers, promotions and discounts (X) set forth on Schedule 1.3 or which have substantially the same economic impact as the offers, promotions and discounts set forth on Schedule 1.3, (Y) in the ordinary course of business or (Z) approved by Buyer.

1.4 “Adjustment Time” means 12:01 a.m. on the Closing Date.

1.5 “Affiliates” of a Person means: (i) any Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person (with “control” for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities or voting interests, by contract or otherwise); or (ii) any executive officer, director, manager or member of such Person.

1.6 “Agreement” means this Asset Purchase Agreement.

1.7 “Antitrust Division” has the meaning set forth in Section 5.7.

1.8 “Assets” has the meaning set forth in Section 2.1.

1.9 “Assumed Contracts” means all contracts, agreements, leases and licenses, including any amendments and other modifications thereto, that relate solely to the Business, written or oral, to which the Seller is a party or which are binding on any of the Assets and (i) are listed on Schedule 3.6.2 or Schedule 3.7; (ii) provide for or could reasonably be expected to involve annual costs or obligations on the part of the Seller or, as Seller’s assignee, Buyer, of less than $30,000.00; (iii) are commercial services agreements; or (iv) were entered into between the date of this Agreement and the Closing as permitted by and subject to this Agreement and that are listed on the list of Material Contracts delivered by Seller to Buyer pursuant to Section 5.14.

1.10 “Assumed Liabilities” means (i) Seller’s obligations to subscribers of the Business for (a) the delivery of any service in the conduct of the Business to the subscribers of the System after Closing, (b) subscriber deposits held by Seller as of Closing, which are refundable and are reflected in the Closing Working Capital and (c) subscriber advance payments held by Seller as of Closing and reflected in the Closing Working Capital; (ii) all current and accrued liabilities of the Business listed on Schedule 1.10; (iii) those obligations and liabilities attributable to, and arising exclusively with respect to, periods after Closing under the Assumed Contracts (other than liabilities that arise due to breaches of the Assumed Contracts that occur on or prior to the Closing Date or that arise in connection with breaches of the Seller’s representations, warranties or covenants contained herein) and Governmental Permits transferred or conveyed to Buyer at Closing, including any Assumed Contract that is a capital lease; (iv) other obligations and liabilities of Seller listed on Schedule 1.10; (v) accrued vacation benefits of Division Employees who become Hired Employees; (vi) all obligations and liabilities arising out of Buyer’s ownership of the Assets or operation of the System solely attributable to, and arising exclusively with respect to, the period after Closing; (vii) any other obligations which Buyer is required to perform pursuant to the terms of this Agreement or any agreement executed pursuant to the terms of this Agreement; and (viii) any liabilities for counterclaims brought by a third party when Buyer or its assign attempts to enforce any Accounts Receivable that have been heretofore written off or the causes of action transferred pursuant to Section 2.1.8.

1.11 “Base Purchase Price” has the meaning set forth in Section 2.4.1.

1.12 “Basket Amount” has the meaning set forth in Section 9.3.3.

1.13 “Basic Services” or “Basic Service” means cable television programming offered to subscribers by the Division in connection with the Business as a package, including broadcast and satellite service programming for which a subscriber pays a fixed monthly fee, but not including Pay TV.

1.14 “Business” has the meaning set forth in Recital A of this Agreement.

1.15 “Buyer” has the meaning set forth in the preamble of this Agreement.

1.16 “Buyer’s Cure Period” has the meaning set forth in Section 8.1.3.

1.17 [Reserved]

1.18 [Reserved]

1.19 [Reserved]

1.20 “Closing” means the consummation of the transactions contemplated by this Agreement in accordance with the provisions of Article 7.

1.21 “Closing Date” means the date of the Closing specified in Section 7.1.

1.22 “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

1.23 “COBRA Obligations” has the meaning set forth in Section 5.6.6.

1.24 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

1.25 “Commercial Video Subscriber” means an Active Customer that is a Governmental Authority, bulk commercial account, such as a hotel, motel, hospital, apartment house and similar multiple dwelling unit, or other commercial account which receives Basic Services (either alone or in combination with any other service, including commercial high speed data and/or telephony) and that is billed on a bulk basis by the Division in connection with the Business.

1.26 “Communications Act” means the Communications Act of 1934, as amended, including the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, each as amended, and the FCC’s rules and regulations, policies and published decisions thereunder, each as in effect from time to time.

1.27 “Compensation Arrangement” means any plan, program, arrangement or agreement or policy, other than (a) an Employee Plan and (b) any retention bonus, severance policy or agreement with Seller (if any) and any retirement plan or deferred compensation plan with Seller or an Affiliate of Seller, including without limitation the World Company Supplemental Management Retirement Plan (the “SERP”) and the World Company Management Bonus Plan and the WorldWest Limited Liability Company Management Bonus Plan (collectively, the “Bonus Plans”), which retention bonus, severance policies and agreements (if any), SERP, Bonus Plans or other deferred compensation plan, if any, are Excluded Liabilities, whether written or unwritten, which provides to current or former Division Employees or other current leased employees, consultants (other than attorneys or accountants) or agents of the Seller who work or consult in the Business conducted by the Division, any present or future rights to compensation or other benefits, whether deferred or not, in excess of base salary or wages, including, but not limited to, any bonus or incentive plan, equity-based compensation plan, deferred compensation arrangement, change in control, vacation, sick leave, medical, death benefit, dental, life insurance, Section 125 of the Code “cafeteria” or “flexible” benefit, or any other material employee fringe benefit plan.

1.28 “Confidentiality Agreement” means that certain letter agreement dated March 10, 2010 by and between Seller and Knology, Inc.

1.29 “Consents” shall mean all consents, authorizations, permits, orders, licenses, certificates, approvals or declarations of or with, or filings with, notices or notifications to Governmental Authorities and other Persons.

1.30 “Copyright Act” means the Copyright Act of 1976, as amended, and the published rules and regulations and decisions of the United States Copyright Office thereunder, as in effect from time to time.

1.31 “Copyright Office” means the United States Copyright Office.

1.32 [Reserved]

1.33 “Designated Employees” has the meaning set forth in Section 5.6.1.

1.34 “Digital Services” means an optional tier of digital programming services offered by the Division in connection with the Business.

1.35 [Reserved]

1.36 “Division Employees” has the meaning set forth in Section 3.11.1.

1.37 “Effect” has the meaning specified in Section 1.79.

1.38 “Employee Plan” means any retirement or welfare plan or arrangement or any other employee benefit plan as defined in Section 3(3) of ERISA to which the Seller sponsors, maintains or contributes to or has any obligation to maintain or contribute to, for the benefit of any Division Employees except for any retention bonus, severance policy or agreement with Seller (if any) and any retirement plan, SERP, Bonus Plans or deferred compensation plan with Seller or an Affiliate of Seller, which retention bonus, severance policies and agreements (if any), SERP, Bonus Plans or deferred compensation plan, if any, are Excluded Liabilities.

1.39 “Enforceability Exceptions” means the exceptions or limitations to the enforceability of contracts or agreements under principles of general application relating to bankruptcy, reorganization, insolvency, moratorium, public policy or similar Legal Requirement affecting creditors’ rights and relief of debtors generally, and rules of law and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

1.40 “Environmental Claim” means any written claim or notice of any investigation, charge, claim, action, suit or proceeding against the Seller before, or an audit or demand for information by, a Governmental Authority arising under or pertaining to any Environmental Legal Requirement or Hazardous Substance.

1.41 “Environmental Legal Requirement” means any Legal Requirement pertaining to land use, air, soil, surface water, groundwater (including the protection, cleanup, removal, remediation or damage thereof), the handling, storage, treatment or disposal of waste, including hazardous waste, and the handling, storage, manufacture, treatment or transportation of hazardous materials, or to the protection of public health and safety, or any other environmental matter (including the following statutes: (A) Clean Air Act (42 U.S.C. § 7401, et seq.); (B) Clean Water Act (33 U.S.C. § 1251, et seq.); (C) Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.); (D) Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601, et seq.); (E) Safe Drinking Water Act (42 U.S.C. 300f, et seq.); (F) the Hazardous Materials Transportation Act; (G) the Federal Insecticide, Fungicide and Rodenticide Act and (H) Toxic Substances Control Act (15 U.S.C. § 2601, et seq.).

1.42 “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Legal Requirements.

1.43 “Environmental Survey” has the meaning specified in Section 5.10.

1.44 “Equivalent Billing Units” or “EBUs” means, as of any date of determination, the sum of: (i) the number of Active Customers that subscribe to either Basic Service or Expanded Basic Service in a single household (without duplication) and (ii) the number of Active Customers that are Commercial Video Subscribers to either Basic Service or Expanded Basic Service (without duplication); provided, that the number of Active Customers that are Commercial Video Subscribers shall be determined by dividing the gross bulk-rate revenue for Basic Service or Expanded Basic Service (but not revenues from tier or premium services, installation or converter rental or from any outlet or connection other than such customer’s first or from any pass-through charges for sales taxes, line-itemized franchise fees, fees charged by the FCC and the like) attributable to such Commercial Video Subscribers during the most recent billing period ended prior to the date of calculation (but excluding billings in excess of a single month’s charge) by the applicable subscription rate for Basic Service and/or Expanded Basic Service for individual households within the System to which such Commercial Video Subscriber subscribes. When determining the number of Equivalent Billing Units or EBUs, the Parties shall credit only payments received from Active Customers in good faith and shall treat all payments received, unless otherwise specifically contested, as applicable to the earliest period for which any Account Receivable is due and payable from the customer making the payment. In no event shall any credit, rebate or similar form of price concession be taken into account when determining whether or not a an account qualifies as an Equivalent Billing Unit or EBU unless such credit, rebate or similar form of price concession is given in the ordinary course of business and not for the purpose of qualifying an account as an Equivalent Billing Unit or EBU.

1.45 “ERISA” means Employee Retirement Income Security Act of 1974, as amended.

1.46 “Excluded Assets” has the meaning specified in Section 2.2.

1.47 “Excluded Liabilities” has the meaning set forth in Section 2.7.

1.48 “Expanded Basic Services” means an optional tier of video services offered to subscribers by the Division in connection with the Business other than Basic Services, such as a la carte tiers, premium services, additional digital video tiers, Pay TV, pay-per-view television, and internet.

1.49 “FCC” means the Federal Communications Commission.

1.50 “FCC License” means those licenses, permits, registrations, approvals or authorizations granted or issued by the FCC to the Seller and used exclusively in the construction and/or operation of the System and the Business that are listed on Schedule 1.50, including all amendments, modifications and renewals thereof; provided, however, the term “FCC License” shall not include any Franchise or Telecommunications Authorization.

1.51 “FCC Telecommunications Authorization” means an authorization granted or issued by the FCC to provide Telecommunications Services.

1.52 “Financial Statements” means the 2009 Financials.

1.53 “Franchise” means those franchises, permits, licenses, resolutions, contracts, certificates, agreements or similar authorizations, and any amendments, modifications or renewals thereof, granted or issued by a Franchising Authority to Seller, which are listed on Schedule 1.53; provided, however, the term “Franchise” shall not include any FCC License or Telecommunications Authorization.

1.54 “Franchising Authority” means any Governmental Authority which has issued a Franchise relating to the operation of the System.

1.55 “FTC” has the meaning set forth in Section 5.7.

1.56 “GAAP” means United States generally accepted accounting principles, consistently applied, as in effect as of any date of determination.

1.57 “Governmental Authority” means any United States federal, state, commonwealth, territorial, local (including county or municipal) or foreign governmental, regulatory or administrative, department, board, bureau, authority, agency, division, instrumentality or commission or any court of any of the same.

1.58 “Governmental Order” means any statute, rule, regulation, order, decree, judgment, writ, injunction, stipulation or determination issued, promulgated or entered by any Governmental Authority of competent jurisdiction.

1.59 “Governmental Permits” means all Franchises, FCC Licenses, Telecommunications Authorizations, Environmental Permits and all other Licenses that are required and held for use in the operation of the System, including all amendments, modifications and renewals thereof.

1.60 “Hazardous Substance” means any pollutant, contaminant, hazardous or toxic substance, material, constituent or waste or any pollutant or any release thereof that is labeled or regulated as such by any Governmental Authority pursuant to an Environmental Legal Requirement, including, to the extent so labeled or regulated, electromagnetic fields, mold, petroleum or petroleum compounds, radioactive materials, asbestos or any asbestos-containing material, or polychlorinated biphenyls or that poses a hazard to human health, safety, natural resources, employees or the environment.

1.61 “High Speed Internet Services” means internet services and backbone connectivity services offered to subscribers by the Division in connection with the Business through a cable modem and cable modem termination system.

1.62 “Hired Employees” has the meaning set forth in Section 5.6.1.

1.63 “HSI Subscribers” means, as of any date of determination, the number of Active Customers who subscribe for High Speed Internet Services, including residential and commercial high speed internet, fiber and WAN services.

1.64 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

1.65 [Reserved]

1.66 [Reserved]

1.67 “Intellectual Property” means those patents, patent applications, trademarks, service marks, trade names, service names, logos, copyrights, trade secrets, domain names, URLs, copyrightable materials, logos, trade secrets, software, source codes, object codes, proprietary information, technical information and data, machinery and equipment warranties, maps, computer disks and tapes, plans, diagrams, blueprints and schematics and other intellectual property rights (any goodwill associated with any of the foregoing), applied for, issued to, transferred to, or owned by Seller or under which Seller is licensed or franchised and which are used or held for use in connection with the Business and are listed on Schedule 1.67.

1.68 “Interim Financial Statements” has the meaning set forth in Section 5.12.

1.69 “IRS” means the United States Internal Revenue Service.

1.70 “Knowledge of Seller,” “to Seller’s Knowledge” and words of similar import shall mean the knowledge of Dan Simons, Ralph Gage, Patrick Knorr, Thomas Hornbaker, Rod Kutemeier and Kelly Calvert, including facts and matters that those individuals actually know and facts and matters that such individuals should have known due to their positions as officers, managers/directors and/or members/securities owners of Seller.

1.71 “Leased Real Property” has the meaning set forth in Section 3.6.2.

1.72 “Legal Requirement” means, as in effect on any date of determination, applicable common law or any applicable statute, permit, ordinance, code or other law, rule, regulation or order enacted, adopted, promulgated or applied by any Governmental Authority, including any applicable Governmental Order.

1.73 “Licenses” means permits, licenses, variances, exemptions and approvals issued by any Governmental Authority (other than the Franchises and Telecommunications Authorizations).

1.74 “Liens” means claims, liabilities, mortgages, liens, pledges, conditions, rights of first refusal, options to purchase, charges or encumbrances of any nature whatsoever.

1.75 [Reserved]

1.76 [Reserved]

1.77 “Management Agreement” has the meaning set forth in Section 5.16.

1.78 “Management Period” has the meaning set forth in Section 5.16.

1.79 “Material Adverse Effect” means any event, condition, change, occurrence, development, circumstance, effect or state of facts (each, an “Effect”) that, individually or in the aggregate with any such other Effect, (a) prevents the Seller from consummating the transactions contemplated by this Agreement or performing its obligations under this Agreement, or (b) is materially adverse to the assets, properties, operations, business, financial condition or results of operations of the Business, taken as a whole, except for any such Effect after the date of this Agreement arising out of, resulting from or attributable to (i) the public announcement of this Agreement or actions taken with Buyer’s written consent (including without limitation those provided for in, or contemplated in order to close the transactions provided for in, this Agreement), (ii) any federal, state, local or foreign governmental actions, including proposed or enacted legislation or regulatory changes, except to the extent such changes or legislation disproportionately affect (relative to other participants in the industry in which the Seller operates the Business) the Business, (iii) changes in GAAP, except to the extent such changes disproportionately affect (relative to other participants in the industry in which the Seller operates the Business) the Business, (iv) conditions generally applicable to the industry in which Seller operates the Business, except to the extent such conditions disproportionately affect (relative to other participants in the industry in which Seller operates the Business) the Business, (v) changes in conditions in the United States or global economy or capital, credit or financial markets generally, except to the extent such changes disproportionately affect (relative to other participants in the industry in which Seller operates the Business) the Business, and (vi) changes caused by hostilities, acts of terrorism or war, or any material escalation of any such hostilities, acts of terrorism or war existing as of the date hereof, except to the extent such changes disproportionately affect (relative to other participants in the industry in which Seller operates the Business) the Business.

1.80 “Material Contract” means any contract, agreement, lease or license relating to the Business which: (i) provides for, or could reasonably be expected to involve, annual costs or obligations on the part of the Seller or its assignee, or annual payments made to the Seller or its assignee, in excess of $30,000 and which (A) relates to, or is evidence of, or is a guarantee of, or provides security for, indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any Asset); (B) is a letter of credit, bond or similar arrangement running to the account of, or for the benefit of, the Seller in connection with the Business; (C) is a lease or other agreement relating to any of the Owned Real Property that will be binding upon the owner of the Owned Real Property after the Closing or by which the Division leases any Leased Real Property; (D) is a lease or agreement under which the Seller is a lessor of or permits any other Person to hold or operate any Real Property or material Personal Property which is owned or controlled by the Seller and exclusively used in connection with the Business; (E) is a license or other agreement of the Seller or any of its Affiliates relating to the use of Intellectual Property, except for any of the foregoing related to the use of generally available off-the-shelf computer software; (F) is a contract or agreement under which the Seller has advanced or loaned, or agreed to advance or loan, any other Person in any amount that relates to the Business; (G) is a pole attachment agreements; (H) is a retransmission contracts or must carry requests; (I) is an advertising sales or programming agreements; (J) is an agreement relating to interconnection, reciprocal compensation, co-location, conduits and rights of way and access; (K) is a bulk agreement or right-of-entry agreement; (L) is an agreement affecting the Assets or Business after the Closing that are outside of the ordinary course of Business; (M) is a contract with any Affiliate of the Seller; or (N) is a contract, agreement, lease or license where the loss of such contract, agreement, lease or license together with any other related agreement could reasonably be expected to have a Material Adverse Effect; (ii) contains covenants limiting the right of the Seller or its successor owner of the Business to engage in any line of business in any geographic area or to have the Business compete with any Person, including any contract that contains any exclusivity, noncompetition, non-solicitation, no-hire or “most favored nations” provisions; (iii) is an employment, consulting (or other personal services by an independent contractor), sales or commissions contract, including contracts to employ executive officers and other contracts with officers or directors of such Person engaged in the Business; (iv) is a collective bargaining agreement covering Division Employees; (v) is a joint venture or partnership agreement or a limited liability company operating agreement to which the Seller is a party and which relates to the Business; (vi) any contract with any labor union representing Division Employees; (vii) is a general power of attorney or other similar Assumed Contract of the Seller; or (viii) is a franchise or similar agreement with a Franchising Authority; provided that “Material Contract” shall not include any contract, agreement, lease or license that is an Excluded Asset.

1.81 “Net Working Capital” means the amount as of the Adjustment Time, of: (a) the value of all current assets of the Division (as agreed upon by the Buyer and Seller) less (b) the amount of all current liabilities of the Division (as agreed upon by Buyer and Seller), calculated in the manner provided in Section 2.5 and the Estimated Working Capital Adjustment.

1.81.1 “ordinary course of business” or “ordinary course of Business” means the Division’s ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

1.82 “Organizational Documents” means, with respect to any Person (other than an individual), the articles or certificate of incorporation, bylaws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company operating agreement, and all other organizational documents of such Person.

1.83 “Owned Real Property” has the meaning set forth in Section 3.6.1.

1.84 “Parties” means Buyer and Seller, collectively, and “Party” means each of Buyer and Seller, individually.

1.85 “Past Due” means any subscriber account upon which payment has not been made ninety (90) or more days after the invoice date to which the billing relates.

1.86 “Payoff Amount” means the aggregate amount set forth in the Payoff Letters.

1.87 “Payoff Letters” means letters, in form and substance reasonably satisfactory to Buyer, from each of the Seller’s senior and subordinated lenders with Liens on the Assets, setting forth the amounts required to have the Assets released from such Liens which secure outstanding obligations to obligees as of the Closing (including all obligations in respect of principal, accrued interest, penalties, taxes, fees, expenses and other amounts) of Seller: (i) for borrowed money (including overdraft facilities or indebtedness evidenced by notes, bonds, debentures or similar contractual obligations), (ii) for the deferred purchase price of property, goods or services (excluding for purposes of this definition current trade payables or accruals incurred in the ordinary course of business), whether or not such amounts are accrued on the Financial Statements, (iii) under capital leases (in accordance with GAAP), (iv) in respect of letters of credit and bankers’ acceptances, (v) for contractual obligations relating to interest rate protection, swap agreements and collar agreements, and (vi) in the nature of guaranties of the obligations described in clauses (i) through (v) above.

1.88 “Pay TV” means premium programming services selected by and sold to subscribers by the Division in connection with the Business on an a la carte and/or bundled price basis for monthly fees in addition to the fee for Basic Services.

1.89 “Permitted Encumbrances” means any of the following liens or encumbrances on any of the Assets: (i) liens for current taxes, assessments and governmental charges not yet due and for which adequate reserves have been established; (ii) statutory liens arising by operation of law in the ordinary course of business or other encumbrances that are minor or technical defects in title; (iii) interests of customers in customer premise equipment; (iv) restrictions set forth in, or rights granted to any Franchising Authority as set forth in, the Franchises; (v) immaterial imperfections of title that do not, individually or in the aggregate, impair the value of or interfere with the present use of the Assets to which they relate; (vi) any interest or title of a lessor under an operating lease or capitalized lease or of any licensor under any license; (vii) zoning, building, utility easements, rights of way or similar restrictions, easements or matters of record relating to or affecting property that do not, individually or in the aggregate, prevent the use of the Assets subject thereto in the ordinary course of business of the Business; and (viii) liens listed on Schedule 3.6.1.

1.90 “Person” means any natural person, Governmental Authority, corporation, general or limited partnership, limited liability company, joint venture, trust, association or unincorporated entity of any kind.

1.91 “Personal Property” means all of the personal property (other than personal property that is an Excluded Asset) owned by Seller and used primarily in connection with the operation of the Business by the

Division, including the Tangible Personal Property, the Intellectual Property, that certain B block 700 MHz license for 12 MHz of bandwidth for Douglas County, Kansas known as the “Spectrum Asset”, the Governmental Permits, the Assumed Contracts, the Accounts Receivable, the Franchises and the property listed on Schedule 1.91 plus such additions thereto and less such deletions therefrom as are permitted by Section 5.1 of this Agreement between the date hereof and the Closing Date.

1.92 [Reserved]

1.93 “Present Fair Salable Value” means with respect to a Person the amount that may be realized if its aggregate assets (including goodwill) were sold in one or more transactions on a going concern basis each with reasonable promptness in an arm’s length transaction between a willing buyer and a willing seller, neither being under a compulsion to buy or sell, under ordinary conditions for the sale of comparable business enterprises.

1.94 “Purchase Price” has the meaning specified in Section 2.4.1.

1.95 “Real Property” means all of the Owned Real Property (together with the buildings and other improvements located thereon) and the leasehold interests of the Seller as lessee in Leased Real Property.

1.96 “Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

1.97 “RGUs” means the sum of EBUs, HSI Subscribers and Telephony Subscribers.

1.98 “Seller Consents” has the meaning set forth in Section 3.3.

1.99 [Reserved]

1.100 “Seller Indemnitees” has the meaning set forth in Section 9.3.

1.101 “Seller” has the meaning set forth in the preamble of this Agreement.

1.102 [Reserved]

1.103 “Seller’s Cure Period” has the meaning set forth in Section 8.1.2.

1.104 “Solvent” means when used with respect to Seller, that, as of the Closing Date, its Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date.

1.105 “State Regulatory Authority” means any state Governmental Authority with authority over the provision of Telecommunications Service.

1.106 “State Telecommunications Authorization” means an authorization granted or issued by a State Regulatory Authority to provide Telecommunications Services.

1.107 “Surveys” has the meaning set forth in Section 5.9.

1.108 “System” has the meaning set forth in Recital B of this Agreement.

1.109 “Tangible Personal Property” means all of the inventory, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts, and other tangible personal property which are owned or leased by the Seller and primarily used or held for use in the conduct of the Business by the Division and which are listed on Schedule 1.109.

1.110 “Tax” or “Taxes” means any and all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, business, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs, duties, capital stock, franchise, utilities, profits, withholding, social security (or similar), payroll, wage, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other taxes, charges, fees, levies and assessments of any kind whatsoever, including any interest, penalty (including any penalty for failure to file a Tax Return) or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to (whether by transferee liability or otherwise) the Tax liability of any other Person.

1.111 “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any associated schedules, attachments or amendments.

1.112 “Telecommunications Authorization” means those FCC Telecommunications Authorization or State Telecommunications Authorizations that authorize the provision of international, interstate or intrastate Telecommunications Services over the System that are listed on Schedule 1.112; provided, however, the term “Telecommunications Authorization” shall not include any Franchise or FCC License.

1.113 “Telecommunications Service” shall have the meaning set forth in Section 3(46) of the Communications Act as of the date of this Agreement, 47 U.S.C. Section 153(46).

1.113.1 “Telephony Services” means any level of residential or commercial telephony service.

1.114 “Telephony Subscriber” means, as of any date of determination, the number of Active Customers who subscribe for Telephony Services.

1.115 [Reserved]

1.116 [Reserved]

1.119 “Title Commitments” has the meaning set forth in Section 5.9.

1.118 “Transaction Documents” means this Agreement and any other agreement, document, instrument or certificate required to be executed and delivered pursuant to the terms of this Agreement.

1.119 “Transaction Proposal” has the meaning set forth in Section 5.13.

1.120 “Transfer Taxes” has the meaning set forth in Section 5.4.

1.121 “TSA” has the meaning set forth in Section 5.1.

2. SALE AND PURCHASE OF ASSETS

2.1 Agreement to Sell and Purchase. Subject to the terms and conditions set forth in this Agreement, Seller hereby agrees to sell, transfer, assign and deliver to Buyer on the Closing Date, and Buyer agrees to purchase and acquire from Seller on the Closing Date, all of Seller’s right, title and interest in the following assets (other than the Excluded Assets)(collectively, the “Assets”), free and clear of all Liens, other than Permitted Encumbrances:

2.1.1 all Personal Property;

2.1.2 the Real Property;

2.1.3 all of the Division’s then existing customer records, personnel records and other records of every kind, books, documents, files, accounts receivable information and credit history and customer lists, but only to the extent permitted under Legal Requirements and that they primarily relate to the Business;

2.1.4 all training materials, manuals, technical documents and other similar information of the Division primarily relating to the Business;

2.1.5 Seller’s rights in current telephone listings (including “800”, “877”, “888” and other “toll free” and other numbers) primarily used in connection with the Business.

2.1.6 all prepaid expenses, charges and deposits paid by Seller prior to the Closing Date relating to the operation of the Business, to the extent included as an asset in the calculation of Net Working Capital;

2.1.7 all customer lockbox account numbers of Seller with respect to customers of the Business;

2.1.8 all rights under warranties from vendors and other third parties, claims (excluding only those claims described in Section 2.2.5), causes of action, going-concern value and goodwill used in the operation of, held for use primarily in the operation of, or associated with, the Business;

2.1.9 all rights of Seller in and to the assets primarily used in the business of Channel 6; and

2.1.10 the proceeds of all outstanding property and casualty insurance claims as of Closing with respect to any Assets in existence as of the date of this Agreement or acquired after the date hereof and required to be transferred to Buyer on the Closing Date to the extent that any such Asset is damaged or destroyed after the date hereof and has not been repaired or replaced as of Closing, except to the extent such loss or damage is reflected in Net Working Capital.

2.2 Excluded Assets. Notwithstanding Section 2.1, the Assets shall not include any of the following (the “Excluded Assets”), all right, title and interest in, to or under which are retained by Seller:

2.2.1 Subject to Section 2.1.9, insurance policies of Seller and rights and claims thereunder (including any refund of premiums);

2.2.2 bonds, letters of credit, surety instruments, and other similar items;

2.2.3 cash and cash equivalents;

2.2.4 any rights under any contract governing or evidencing an obligation for borrowed money, other than capital leases listed on Schedule 3.7;

2.2.5 claims or other rights against third parties relating to the Business and arising out of transactions occurring prior to the Adjustment Time, except to the extent such claims or rights relate to (i) rights under third party warranties described in Section 2.1.8, (ii) damage incurred with respect to assets of the Business except for claims for damages or destruction of Assets described in Section 2.1.10; or (iii) the Assumed Liabilities;

2.2.6 rights to any Tax refunds or credits for periods (or portions thereof) ending on or prior to the Closing Date and Seller’s Tax and financial records that are not exclusively related to the Business;

2.2.7 intercompany receivables and any advances to Affiliates, including advances to any employee of the Seller;

2.2.8 corporate records and, to the extent not transferred to Buyer pursuant to Section 2.1.3, personnel records;

2.2.9 all items of Tangible Personal Property consumed or disposed of in the ordinary course of business between the date of this Agreement and the Closing Date;

2.2.10 the employee benefit plans and arrangements of the Seller and any and all assets associated therewith;

2.2.11 all rights of the Seller under this Agreement and any other agreement, certificate, instrument or other document executed and delivered by Seller in connection with the transactions contemplated hereby;

2.2.12 all bank and other depository accounts of Seller;

2.2.13 any real property other than the Real Property;

2.2.14 all rights of the Seller to equity ownership interests in any entity that are owned by Seller;

2.2.15 any off-the-shelf office computer software that is not transferable;

2.2.16 all assets of Seller which are not currently primarily used in the Business by the Division (except for any asset that is specifically itemized on a schedule to this Agreement as being included within a category of Assets); and

2.2.17 the rights, assets, and properties described on Schedule 2.2.

2.3 Assumed Liabilities. At Closing, Buyer shall assume, and shall agree to pay, perform and discharge, only the Assumed Liabilities. Other than the Assumed Liabilities, Buyer shall not assume, and shall not have any responsibility, obligation or liability for, any Excluded Liabilities and any other liabilities or obligations of Seller.

2.4 Purchase Price.

2.4.1 As consideration for the transfer of the Assets, Buyer shall (a) pay the Seller One Hundred Sixty-Five Million and No/100ths Dollars ($165,000,000.00) (the “Base Purchase Price”), plus the Estimated Working Capital Adjustment (which number shall be subtracted if it is a negative number) as determined in accordance with Section 2.5 (the Base Purchase Price, as so adjusted, the “Purchase Price”), (b) assume the obligation to pay or perform the Assumed Liabilities and (c) provide residential service to up to three residences for Basic Service, Digital Service, High Speed Internet Service and local Telephony Service at premium package levels as designated by Dolph Simons, Jr. (or, after his death or incapacity, by his descendants) for use by him or his descendants at their primary residences for so long as the Buyer operates the System and offers such services to subscribers. The services must be normal and reasonable broadband services.

2.4.2 Subject to the satisfaction or waiver of the conditions set forth in Article 6 hereof, Buyer shall pay the Purchase Price to Seller as follows: (a) the Payoff Amount will be delivered by Buyer, on behalf of and at the direction of Seller, by wire transfer of immediately available funds in accordance with the respective wire instructions set forth in the Payoff Letters; (b) Seven Million Dollars ($7,000,000.00) of the Purchase Price (the “Escrow Amount”) will be delivered to the Escrow Agent, on behalf of and at the direction of Seller, in accordance with the Escrow Agreement; and (c) the balance of the Purchase Price will be paid by the Buyer to the Seller, by wire transfer of immediately available funds in accordance with written instructions delivered by the Seller prior to Closing.

2.5 Purchase Price Adjustments.

2.5.1 At least fifteen (15) days prior to the Closing Date, Seller shall deliver to Buyer a good faith estimate of what the Division’s Net Working Capital will be as of the Adjustment Time on the Closing Date (the “Seller’s Estimated Working Capital”), together with supporting documentation for such estimate and any additional information relating thereto reasonably requested by Buyer. The Seller’s Estimated Working Capital shall be prepared in good faith in a manner consistent with the calculation of the Average Working Capital and shall be certified by an authorized officer of Seller. Buyer and its accountants and advisors shall be given full access to all of Seller’s books and records with respect to the Division and the Business for purposes of evaluating the accuracy and completeness of the Seller’s Estimated Working Capital. If Buyer believes, in good faith, that the

Seller’s Estimated Working Capital is in error, Buyer may challenge the amount of the Seller’s Estimated Working Capital within ten (10) days following its receipt of the Seller’s Estimated Working Capital by delivering a written notice of disagreement to Seller, which notice shall include an itemization of Buyer’s objections and an explanation of such objections. If Buyer does not timely deliver a notice of disagreement to Seller, the amount of the Purchase Price to be paid at the Closing shall be based on the Seller’s Estimated Working Capital as delivered to Buyer. If Buyer timely delivers a written notice of disagreement to Seller, Buyer and Seller shall use their good faith efforts to resolve any disputes with respect to the Seller’s Estimated Working Capital prior to the Closing Date, and the amount of Closing Consideration to be paid at the Closing shall be based on the Estimated Working Capital (as defined below) as mutually agreed to in writing by Buyer and Seller. If Buyer timely delivers a notice of disagreement to Seller but Buyer and Seller are unable to resolve their dispute regarding the Seller’s Estimated Working Capital within four (4) days of the delivery by Buyer to Seller of such notice of disagreement, then the Purchase Price to be paid at the Closing shall be based on the Seller’s Estimated Working Capital. “Estimated Working Capital” means the estimate of what Net Working Capital will be at the Adjustment Time on the Closing Date as determined by the Parties pursuant to this Section 2.5.1.

2.5.2 “Average Working Capital” means ($499,195.00) in Net Working Capital calculated in the manner and methodology agreed to by Buyer and Seller as set forth on Schedule 2.5.2. “Target Working Capital Range” means a range between and including (i) an amount equal to the Average Working Capital less $300,000.00 (the “Working Capital Floor”) and (ii) an amount equal to the Average Working Capital plus $300,000.00 (the “Working Capital Ceiling”). The “Estimated Working Capital Adjustment” shall be a dollar amount calculated as follows:

(i) If Estimated Working Capital is within the Target Working Capital Range, then the Estimated Working Capital Adjustment shall be zero; or

(ii) If Estimated Working Capital is less than the Working Capital Floor, then the Estimated Working Capital Adjustment shall be equal to (A) the amount of Estimated Working Capital calculated in accordance with Section 2.4(a) minus (B) the Working Capital Floor; or

(iii) If Estimated Working Capital is greater than the Working Capital Ceiling, then the Estimated Working Capital Adjustment shall be equal to (A) the amount of Estimated Working Capital calculated in accordance with Section 2.4(a) minus the Working Capital Ceiling.

2.5.3 Within sixty (60) days following the Closing Date, Seller shall prepare and deliver to Buyer Seller’s calculation of the actual Net Working Capital calculated in the manner and methodology agreed to by Buyer and Seller as set forth on Schedule 2.5.2 as of the Adjustment Time on the Closing Date (the “Closing Working Capital”) and a certificate, based on such statement, of Seller’s calculation of the Closing Working Capital Adjustment (such statement of Net Working Capital and certificate, collectively, are referred to herein as, the “Closing Statement”). The Closing Statement shall be prepared consistently with the Average Working Capital and shall be certified by an authorized officer of Seller. The preparation of the Closing Statement shall be for the sole purpose of determining the Closing Working Capital Adjustment. Buyer shall have twenty (20) business days following its receipt of the Closing Statement (the “Review Period”) to review the same. During the Review Period, Buyer and its accountants and advisors shall be given full access to all of Seller’s books and records with respect to the Division and the Business for purposes of evaluating the accuracy and completeness of the Seller’s calculation of Closing Working Capital. On or before the expiration of the Review Period, Buyer shall deliver to Seller a written statement accepting or objecting to the Closing Statement. If Buyer objects to the Closing Statement, such statement shall include an itemization of Buyer’s objections and an explanation of the objections. If Buyer does not deliver such statement to Seller within the Review Period, Buyer shall be deemed to have accepted the Closing Statement.

2.5.4 The “Closing Working Capital Adjustment” shall be a dollar amount calculated as follows:

(i)

If Closing Working Capital is within the Target Working Capital Range, then the Closing Working Capital Adjustment shall be zero, and any previously-made Estimated Working Capital Adjustment shall be reversed and, if applicable, refunded to the appropriate party

(which amount will be paid directly by the parties without any deductions from the Escrow Fund); or

(ii)	If Closing Working Capital and Estimated Working Capital are both less than the Working Capital Floor, then the Closing Working Capital Adjustment shall be equal to (A) Closing Working Capital minus (B) Estimated Working Capital; or

(iii)	If Closing Working Capital is less than the Working Capital Floor and Estimated Working Capital is within the Target Working Capital Range, then the Closing Working Capital Adjustment shall be equal to (A) Closing Working Capital minus (B) the Working Capital Floor; or

(iv)	If Closing Working Capital is less than the Working Capital Floor and Estimated Working Capital is greater than the Working Capital Ceiling, then the Closing Working Capital Adjustment shall be equal to (A) Closing Working Capital minus (B) the Working Capital Floor minus (C) the Estimated Working Capital Adjustment; or

(v)	If Closing Working Capital is greater than the Working Capital Ceiling and Estimated Working Capital is less than the Working Capital Floor, then the Closing Working Capital Adjustment shall be equal to (A) Closing Working Capital minus (B) the Working Capital Ceiling minus (C) the Estimated Working Capital Adjustment; or

(vi)	If Closing Working Capital is greater than the Working Capital Ceiling and Estimated Working Capital is within the Target Working Capital Range, then the Closing Working Capital Adjustment shall be equal to (A) Closing Working Capital minus (B) the Working Capital Ceiling; or

(vii)	If Closing Working Capital and Estimated Working Capital are both greater than the Working Capital Ceiling, then the Closing Working Capital Adjustment shall be equal to (A) Closing Working Capital minus (B) the Working Capital Ceiling minus (C) the Estimated Working Capital Adjustment.

2.5.5 The Closing Working Capital Adjustment set forth on the Closing Statement, as accepted or deemed accepted under Section 2.5.3 or, if applicable, as determined in accordance with Section 2.5.6 below, shall constitute the “Final Closing Adjustment” for purposes of determining any adjustment to the Purchase Price and shall be binding and conclusive on the Parties and not subject to appeal.

2.5.6 If Buyer objects to the Closing Statement within the Review Period, Buyer and Seller shall promptly and in good faith attempt to resolve such objections. Any such objections that cannot be resolved between Buyer and Seller within thirty (30) days following Seller’s receipt of Buyer’s statement of objections shall be resolved in accordance with this Section 2.5.6. Any such unresolved objections shall be submitted to Ernst & Young’s Kansas City, Missouri offices (the “Accounting Referee”) for review and resolution, with instructions to complete the same as promptly as practicable, but in any event within thirty (30) days of its engagement, and to make any calculations in accordance with the methodology specified above. Such Accounting Referee shall deliver a statement setting forth its own calculation of the Closing Working Capital Adjustment within thirty (30) days of the submission of the matter to such firm, which calculation, absent manifest error, shall be binding and conclusive on the Parties and not subject to appeal. The Accounting Referee will be directed to give to each of the Parties and their respective accountants and advisors access to all of the Accounting Referee’s work papers for purposes of determining whether there is a manifest error. The determination of the Accounting Referee shall be accompanied by a certificate of the Accounting Referee that its determination was prepared in accordance with the methodology specified above with respect to such dispute. The fees and expenses (including any related indemnity obligation to the Accounting Referee) shall be borne one-half by Buyer and one-half by Seller.

2.5.7 If the Final Closing Adjustment is a negative amount, Seller shall pay to Buyer an amount in cash equal to the Final Closing Adjustment. If the Final Closing Adjustment is a positive amount, then

Buyer shall pay to Seller an amount in cash equal to the Final Closing Adjustment. Any payment made under this Section 2.5.7 shall be made within fifteen (15) days of the final determination of the Final Closing Adjustment.

2.6 Allocation of Purchase Price. Buyer and Seller agree, with respect to the Assets and Assumed Liabilities to be acquired, sold and transferred hereunder, to allocate the Purchase Price, Assumed Liabilities and other relevant items (including, for example, adjustments to the Purchase Price) to individual assets (including to Seller Restrictive Covenant, as hereinafter defined) or classes of assets for all purposes and matters regarding Taxes and Tax Returns in the manner and using the methodology (i.e., using Seller’s tax basis as a starting point) as described in the example of an allocation set forth in Schedule 2.6, which allocation will be agreed upon in good faith in writing by the parties within sixty (60) days after Closing (the “Agreed-Upon Allocation”). Buyer and Seller (and their Affiliates) agree to use the Agreed-Upon Allocation in preparing and filing all required forms under Section 1060 of the Code and all other Tax Returns, and neither Buyer nor Seller (nor their Affiliates) will take any position before any Governmental Authority on any Tax Return or in any judicial proceeding concerning Taxes and Tax Returns that is in any way inconsistent with such Agreed-Upon Allocation unless otherwise required by Law. Each of Buyer and Seller (and their Affiliates) shall notify the other within fifteen (15) business days if it receives written notice that any Governmental Authority proposes any allocation that is different from the Agreed-Upon Allocation.

2.7 Excluded Liabilities. Specifically, and without in any way limiting the generality of Section 2.3, other than the Assumed Liabilities, Buyer does not, and in no event shall Buyer be deemed to, assume, agree to pay, or agree to or be required to discharge or perform, and Seller shall continue to be responsible for, any and all responsibilities, obligations and liabilities of Seller or any Affiliate of Seller, whether or not arising out of or relating to the System, the Business or the Division, of whatever kind or nature, whether presently in existence or arising hereafter, known or unknown, contingent or otherwise (the “Excluded Liabilities”). For the avoidance of doubt, the fact that any of the Excluded Liabilities are set forth or described on any Schedule to this Agreement does not change their status as Excluded Liabilities.

3. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

3.1 Organization; Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas, and has all requisite corporate power and authority necessary to own, lease, use and transfer its properties, carry on its business as currently conducted and enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Seller is qualified to do business and is in good standing under the laws of each jurisdiction in which the ownership, leasing or use of the assets owned, leased or used by it or the nature of its activities makes such qualification necessary, except where the failure to so qualify has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Buyer has been provided true and correct copies of the Organizational Documents of Seller, as in effect on the date hereof. Seller has no direct or indirect subsidiaries other than WorldNet, L.L.C. (in which Seller owns a majority of the membership interests), Mediaphormedia, LLC, Orbiter, L.L.C., Story Market L.L.C. and Free State Communications, LLC. Immediately prior to Closing, Seller will hold all of the Assets.

3.2 Authorization; Enforceability. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate and shareholder action on the part of Seller. The execution and delivery by Seller of the other Transaction Documents to which it is a party, the performance by Seller of its obligations thereunder and the consummation by Seller of the transactions contemplated thereby will be duly authorized by all necessary corporate and shareholder action of Seller prior to the Closing. This Agreement has been, and each other Transaction Document to be executed by Seller at or prior to the Closing will be, duly executed and delivered by Seller, and assuming the due authorization, execution and delivery of this Agreement and such other Transaction Documents by the other parties thereto, this Agreement constitutes, and each other Transaction Document to be executed by Seller will constitute, a valid and legally binding obligation of Seller, enforceable against it in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

3.3 No Violation or Conflict. Except for, and subject to the receipt of, the Consents disclosed on Schedule 3.3 (collectively, the “Seller Consents”) and compliance with the HSR Act, the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby (with or without notice or lapse of time or both): (a) do not require any Consent of any Governmental Authority or other third party; (b) do not violate or result in a breach of any provision of the Organizational Documents of Seller; (c) do not violate, conflict with, or result in a breach of any Legal Requirement to which Seller is bound; (d) do not conflict with, violate, constitute grounds for termination, modification, amendment, or cancellation of, or loss of any benefits or rights under, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of, or give rise to any obligation of Seller or Buyer as Seller’s assignee to make payment under, any Assumed Contract or Governmental Permit by which Seller is bound; and (e) do not and will not result in the creation of any Liens, upon the Assets, other than Permitted Encumbrances.

3.4 Licenses and Franchises.

3.4.1 Schedule 3.4 lists, as of the date hereof, all Licenses and Franchises that are required and held for use in the conduct of the Business and operations of the System as currently conducted as of the date hereof and as would reasonably be expected to be required as of the Closing Date except for any incidental local business or occupational license or any tax identification or business entity qualifications unique to Buyer that may be required by or from the State of Kansas. True, correct and complete copies of such Licenses and Franchises have been provided to Buyer. Such Licenses and Franchises constitute all Licenses and Franchises that are necessary to enable Seller to carry on the Business as it is currently conducted on the date hereof and as would reasonably be expected to be required as of the Closing Date except for any incidental local business or occupational license or any tax identification or business entity qualifications unique to Buyer that may be required by or from the State of Kansas. All such Licenses and Franchises are valid, binding and in full force and effect in all respects. No proceedings are pending or, to the Seller’s Knowledge, threatened, to revoke, terminate or cancel any of such Licenses or Franchises or which would materially and adversely affect the validity of any of the Franchises or the terms and provisions thereof. Except as set forth on Schedule 3.4, the System and the other Assets are being operated, and the Business is being conducted, in compliance with the Franchises in all material respects, and Seller is in full compliance with all of the terms and requirements of each such Licenses and Franchises in all material respects, and no event has occurred, and to Seller’s Knowledge no condition or circumstance exists, that might (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any such License or Franchises, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or modification of any such License and Franchise. Seller has not received any notice or other written communication from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any such License or Franchise, (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or material modification of any such License or Franchise or (C) any statement that the Franchises will not be renewed.

3.4.2 Except for regularly scheduled franchise fees that have accrued under the Franchises, which fees have been computed in accordance therewith and timely paid in full, there are no franchise fees payable with respect to the Franchises. All amounts payable with respect to the retransmission of local broadcast channels have been correctly calculated and in full. Except as disclosed on Schedule 3.4.2, all universal service fees, FCC fees with respect to telephone and cable, and state telecommunications relay service and 911 charges have been paid in full when due or an estimate of such liability has been accrued by Seller and is reflected on Schedule 2.5.2. All fees payable with respect to any conduit agreement, any agreement regarding man holes or hand holes or any agreement regarding static lines have been correctly calculated and paid in full. All amounts payable under all agreements regarding pole attachments have been calculated correctly and paid in full. Seller has not been notified in writing by any Governmental Authority or other Person regarding any material adjustment to the amount of franchise or other fees to be paid by Seller to such Governmental Authority or third party.

3.4.3 Notwithstanding any other provision of this Agreement, Buyer acknowledges and agrees that no representations or warranties are being given by Seller with respect to the Communications Act, the Copyright Act or FCC matters in this Section 3.4.

3.5 Title, Condition and Sufficiency of Assets. Upon Closing, Buyer will acquire from the Seller good and valid title to, or a valid and enforceable leasehold interest in, or other valid rights to use, the Assets, free and clear of all Liens, other than Permitted Encumbrances. All items of Tangible Personal Property that individually have a fair market value of $50,000 or more or, for items that individually have a fair market value of less than $50,000, that have a fair market value of $100,000 in the aggregate, and that are currently being used in the operation of the System are in adequate operating condition for their respective present uses and operation, ordinary wear and tear excepted. Except with respect to any services provided by the Seller pursuant to the TSA and except with respect to the assets listed on Schedule 3.5, the Assets are all the assets necessary to permit Buyer to conduct the Business substantially as it is being conducted on the date of this Agreement and on the Closing Date.

3.6 Real Property.

3.6.1 Schedule 3.6.1 lists all Real Property owned by Seller and used in the operation of the Business that is included in the Assets (“Owned Real Property”). Except as set forth in Schedule 3.6.1, a Seller has good and marketable title in fee simple to the Owned Real Property and all buildings, improvements and fixtures thereon, free and clear of all Liens, other than Permitted Encumbrances.

3.6.2 Schedule 3.6.2 lists all leases (true and complete copies of which have been delivered to Buyer) of Real Property leased by Seller and exclusively used in the operation of the Business (the “Leased Real Property”). Except as set forth in Schedule 3.6.2, Seller is not in breach in any material respect of any lease identified on Schedule 3.6.2 and, to the Knowledge of Seller, no other party to any such lease is in breach thereof, and such lease or other agreement is in full force and effect. Seller has a valid and enforceable leasehold estate on the Leased Real Property, and Seller holds the leasehold estates of the Leased Real Property free and clear of all Liens, except for Permitted Encumbrances. All rents, additional rents and other sums, expenses and charges due to date by Seller under the leases for the Leased Real Property have been paid, and there are no outstanding claims of breach or indemnification or notice of default or termination under any lease for the Leased Real Property. Except as set forth in Schedule 3.6.2 and except for Permitted Encumbrances, all tenant fixtures and improvements owned or leased by the Seller and exclusively used in the Business and located on Leased Real Property are in adequate operating condition for their respective present uses and operation, ordinary wear and tear excepted. Seller does not owe any brokerage commission with respect to any Real Property. Except as set forth in Schedule 3.6.2, there does not exist any actual (or, to the Knowledge of Seller, threatened) condemnation or eminent domain proceedings, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting any Owned Real Property, Leased Real Property or any part thereof, and Seller has not received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof. Except as set forth on Schedule 3.6.2 and except for Permitted Encumbrances there are no contracts or agreements entered into by Seller, or by which Seller is bound, granting to any Person other than the Seller, the right to occupy any Owned Real Property or, to Seller’s Knowledge, any Leased Real Property.

3.6.3 There is no private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Owned Real Property or, to the Seller’s Knowledge, the Leased Real Property that prohibits or materially interferes with the current use of the Owned Real Property or the Leased Real Property in connection with the Business.

3.6.4 All material permits required for the occupancy and operation of the Owned Real Property and Leased Real Property as presently being used by Seller in connection with the Business have been obtained and are in full force and effect, and Seller has not received any notices of default or violations in connection with such items.

3.6.5 Seller has paid all Taxes, assessments, or other charges payable by Seller with respect to the Owned Real Property and the Leased Real Property for 2009 and prior years.

3.7 Contracts. Schedule 3.7 lists each of the Material Contracts utilized by Seller in the conduct of the Business. Subject to the provisions of Section 5.14, Seller has made available to Buyer true, correct and complete copies of all Material Contracts (or descriptions thereof in the case of any oral Material Contracts). Except as set forth on Schedule 3.7, each Material Contract is in full force and effect (subject to expiration at the end of its current term) and is valid, binding and enforceable against Seller and, to the Knowledge of the Seller, the other parties thereto in accordance with its terms, subject to the Enforceability Exceptions. Except as disclosed on Schedule 3.7, the Seller is in compliance with, and not in material default under, the terms of each Material Contract, and to the Knowledge of Seller, as of the date hereof, each other party to each Material Contract is in compliance with, and not in material default under, the terms of such Material Contract. There does not exist any event, occurrence, condition, or act that, with or without the giving of notice, the lapse of time, or the happening of any further event or condition, would become a breach or default by Seller under any Material Contract. As of the date hereof, Seller has not received any written notice of the intention of any party to terminate any Material Contract and, to Seller’s Knowledge, except with respect to the termination of such Material Contract at the expiration of its stated term, there is no reasonable basis for any such action to be taken by a third party for cause. Except as specifically noted on Schedule 3.7, no Assumed Contract contains any provisions limiting or restricting the ability of Seller (or that would limit or restrict the ability of the Buyer or any of its Affiliates) from entering into or engaging or doing business in any market of line of business upon terms of their choosing, including any exclusivity provisions, “most favored customer” pricing provisions, non-compete or non-solicitation provisions, or similar terms, provisions or restrictions.

3.8 Taxes. Except as set forth on Schedule 3.8:

3.8.1 Seller has filed with the appropriate Governmental Authorities when due all Tax Returns required to be filed by Seller and all such Tax Returns were correct and complete in all material respects.

3.8.2 Seller has timely paid all Taxes due and payable with respect to the Business, the Assets and Seller’s operations other than those Taxes described on Schedule 3.8 that are being disputed in good faith by appropriate proceedings.

3.8.3 All monies required to be withheld by Seller in connection with any amounts paid or owing by Seller to any employee, independent contractor, creditor, equity holder or other third party for Taxes have been collected or withheld and either timely paid to the respective Tax authority or set aside in accounts for such purpose.

3.8.4 Seller does not have any liability for the unpaid Taxes of any Person as a transferee or successor, by contract, or otherwise.

3.8.5 Seller (a) has not waived any statute of limitation, or agreed to an extension of time, with respect to any Tax assessments or deficiencies with respect to the Business or the Assets; and (b) to the Knowledge of Seller, has not received notice from or been threatened by any Governmental Authority where Seller does not currently pay Taxes that Seller is or may be subject to taxation by such jurisdiction with respect to the Business or the Assets.

3.8.6 Except as disclosed on Schedule 3.8, since January 1, 2006, no portion of any Tax Return that relates to the Assets or the operation of the Business has been the subject of any audit, action, suit, proceeding, claim or examination by any Governmental Authority, and no such audit, action, suit, proceeding, claim, deficiency or assessment is pending or, to the Seller’s Knowledge, threatened. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return.

3.9 Claims and Legal Actions. Except for any investigations and rule-making proceedings affecting the cable industry or telecommunications industry generally, and except as identified on Schedule 3.9, as of the date hereof, there is (i) no Governmental Order against Seller, and (ii) no claim, action, suit, proceeding or arbitration in progress or pending, or to the Knowledge of the Seller, threatened against Seller or the Assets except for any that involve less than $500.00 individually or $10,000 in the aggregate that are routine disputes undertaken in the ordinary course of business consistent with past practices and do not seek or threaten to seek class action certification, any that do not involve the Business or the Assets, or any that could not reasonably be expected to have a Material Adverse Effect

3.10 Compliance with Laws. Except as set forth on Schedule 3.10, to Seller’s Knowledge, the ownership, leasing and use of the Assets as they are currently owned, leased and used, and the conduct of the Business as it is currently conducted, comply with all applicable Legal Requirements. Since December 31, 2005,

Seller has not received any written notice of the violation of any Legal Requirement by Seller, except for any violation that has been fully resolved without subjecting Seller’s successors in interest or the Business to any on-going liability or obligation. Notwithstanding any other provision of this Agreement, Buyer acknowledges and agrees that no representations or warranties are being given by Seller with respect to the Communications Act, the Copyright Act or FCC matters in this Section 3.10.

3.11 Employees and Employee Benefit Plans Employees.

3.11.1 Schedule 3.11.1 lists Thomas Hornbaker, Patrick Knorr and, as of the date hereof, all of the employees of Seller exclusively engaged in the operation of the Business, including the names and positions of each such employee, the hourly wage or salary information, bonus opportunity and accrued vacation for such employees and their respective dates of hire, but not any retirement plan, SERP, Bonus Plans or deferred compensation plan with Seller or an Affiliate of Seller, which retention bonus, severance policies and agreements (if any), SERP, Bonus Plans or deferred compensation plan, if any, are Excluded Liabilities. Each employee set forth on Schedule 3.11.1 who is employed by Seller immediately prior to the Closing exclusively in connection with the Business, and each additional employee who is hired to perform services exclusively in connection with the Business for Seller following the date hereof and who is employed by Seller exclusively in connection with the Business immediately prior to the Closing, shall be referred to herein as a “Division Employee” and, collectively, as the “Division Employees.”

3.11.2 Except as disclosed on Schedule 3.11.2, the employment of all Division Employees is terminable at will by Seller. Except as disclosed on Schedule 3.11.2, no Division Employees have notified Seller that such Division Employee intends to resign or otherwise terminate its employment by Seller.

3.11.3 Except as set forth on Schedule 3.11.3, as of the date hereof, there is not pending or, to the Knowledge of the Seller, threatened in writing against Seller, any labor dispute, strike or work stoppage that affects or interferes with the operation of the Business, and to the Knowledge of the Seller, there is no organizational effort currently being made or threatened by or on behalf of any labor union with respect to any Division Employees. Seller has not experienced any strike, work stoppage or other similar significant labor difficulties within the twenty-four (24) months preceding the date of this Agreement.

3.11.4 Except as set forth on Schedule 3.11.4 hereto, as of the date hereof, (i) Seller is not a signatory or a party to, or otherwise bound by, any collective bargaining agreement which covers any Division Employees or former Division Employees, (ii) Seller has not agreed to recognize any union or other collective bargaining unit with respect to any Division Employees, and (iii) no union or other collective bargaining unit has been certified as representing any Division Employees. There is no unfair practice complaint pending with respect to any Division Employees or, to Seller’s Knowledge, threatened before the National Labor Relations Board or any other Governmental Authority. There is no grievance arising under any collective bargaining agreement pending against or involving Seller with respect to any Division Employees. To Seller’s Knowledge no representation petition with respect to any Division Employee has been filed with the National Labor Relations Board.

3.11.5 Except as set forth on Schedule 3.11.5, as of the date hereof, there are no known pending or, to the Knowledge of Seller, threatened in writing, proceedings, complaints, claims, disputes, investigations or charges relating to any alleged violation of any Legal Requirement pertaining to labor relations or employment matters relating to any Division Employees or former Division Employees.

3.11.6 Seller has delivered or made available to Buyer true, correct and complete copies of all contracts, employee manuals and handbooks relating to Seller’s employment of the Division Employees.

3.11.7 Except as set forth on Schedule 3.11.7, (i) there is no written employment or employment related agreement with any Division Employee and none is being negotiated, (ii) there is no existing, or to Seller’s Knowledge, threatened litigation involving any Division Employee, (iii) there is no existing, or to Seller’s Knowledge, threatened internal charge, claim, action, suit, complaint, arbitration, inquiry, proceeding or investigation involving any Division Employee and (iv) Seller is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to any Division Employee or any employment practice.

3.12 Employee Benefits.

3.12.1 List of Benefit Plans. All of the Employee Plans and Compensation Arrangements are listed on Schedule 3.12.1, except for any retirement plan, SERP, Bonus Plans or deferred compensation plan with Seller or an Affiliate of Seller, which retention bonus, severance policies and agreements (if any), SERP, Bonus Plans or deferred compensation plan, if any, are Excluded Liabilities. Except as disclosed on Schedule 3.12.1, Seller does not sponsor, maintain or contribute to or have any obligation to maintain or contribute to, or have any direct or indirect liability, whether contingent or otherwise, with respect to any Employee Plan or Compensation Arrangement. With respect to each Employee Plan or Compensation Arrangements, Seller has made available to Buyer (a) true, correct and complete copies of the Employee Plans and Compensation Arrangements (or to the extent no such copy exists, or an Employee Plan or a Compensation Arrangement is not in writing, a materially accurate written description of the material terms thereof) with their related trust, if applicable, and amendments; (b) any and all material employee communications (including all summary plan descriptions and material modifications thereto); (c) the two most recent annual reports, if applicable; (d) the most recent annual and periodic account of plan assets, if applicable; and (e) the most recent determination letter received from the Internal Revenue Service, if applicable.

3.12.2 Compliance. Except as disclosed on Schedule 3.12.2, (i) each Employee Plan or Compensation Arrangement has been established and operated in compliance with its own terms and in material compliance with the requirements of all applicable Legal Requirements, including ERISA and the Code, (ii) there exists no suit or claim pending, or to the Knowledge of the Seller, threatened in writing with respect to any Employee Plan or Compensation Arrangement (other than routine claims for benefits in the ordinary course), and (iii) all required contributions to or in respect of each Employee Plan or Compensation Arrangement have been timely made.

3.12.3 Liabilities. Except as disclosed on Schedule 3.12.3, to Seller’s Knowledge, with respect to each Employee Plan or Compensation Arrangement, there does not currently exist any condition or event, and no condition or event is reasonably expected to occur, that could subject, directly or indirectly, Buyer to any material liability, contingent or otherwise, or to the imposition of any Liens on the Assets under ERISA or the Code. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or has a determination letter application pending with the IRS, or is entitled to rely on a favorable opinion letter issued by the IRS, and to the Knowledge of the Seller no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust. No Employee Plan is subject to Title IV of ERISA.

3.12.4 Additional Payments. Except as disclosed on Schedule 3.12.4, the consummation of the transactions contemplated hereby, either alone or in combination with another event, will not (i) entitle any Division Employees to any payment, (ii) increase the amount of compensation due to any Division Employee, (iii) accelerate the time of vesting of any compensation, stock incentive or other benefit of any Division Employee or (iv) result in any “parachute payment” under Section 280G of the Code to any whether or not such payment is considered to be reasonable compensation for services rendered.

3.12.5 Post-Retirement Benefits. Except as disclosed on Schedule 3.12.5, Seller has no obligation to provide benefits, including death or medical benefits (whether or not insured) with respect to any Division Employee or former Division Employee beyond his or her retirement or other termination of service other than (i) coverage under COBRA, or (ii) disability benefits under any employee welfare plan that have been fully provided for by insurance.

3.13 Environmental Matters.

3.13.1 Except as disclosed on Schedule 3.13.1, to Seller’s Knowledge, Seller’s operations comply with all applicable Environmental Legal Requirements, and Seller has no liability with respect to any Real Property under the Environmental Legal Requirements.

3.13.2 Except as disclosed on Schedule 3.13.2, Seller has not used any Real Property for the manufacture, transportation, treatment, storage or disposal of Hazardous Substances, except for such uses of Hazardous Substances (e.g., cleaning fluids, solvents and other similar substances) that are customary in the maintenance and operation of businesses similar to the Business and in amounts or under circumstances that would not reasonably be expected to give rise to any material liability for remediation.

3.13.3 Except as disclosed on Schedule 3.13.3, to Seller’s Knowledge, no Environmental Claim has been filed or issued or threatened against Seller.

3.13.4 Except as set forth in Schedule 3.13.4, Seller possesses and is in compliance with all Environmental Permits required under the Environmental Legal Requirements to operate the Business as it presently operates. A true, correct and complete list of all such Environmental Permits is set forth in Schedule 3.13.4.

3.13.5 Except as set forth in Schedule 3.13.5, all such Environmental Permits are transferable and none requires consent, notification or other action to remain in full force and effect following the Closing.

3.13.6 Except as set forth in Schedule 3.13.6, to Seller’s Knowledge, there has been no Release of Hazardous Substances by Seller at, on, under or from the Real Property and there are no other facts, circumstances or conditions, existing, initiated or occurring prior to the Closing Date, that have resulted or will result in liability under the Environmental Legal Requirements.

3.13.7 Except as set forth in Schedule 3.13.7, Seller has not received any written communication from a third party, including a Governmental Authority, alleging that Seller’s conduct of the Business is in material violation of, or that Seller has Liability under, any Environmental Legal Requirements, which allegation is not fully resolved.

3.13.8 Except as set forth in Schedule 3.13.8, Seller has not received any written notification alleging that it is liable for or requesting information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or a similar state statute, concerning any Release or threatened Release of Hazardous Substances at any Real Property, which is not fully and finally resolved.

3.13.9 Except as set forth on Schedule 3.13.9, to the Knowledge of Seller, none of the following is present at the Real Property: (i) underground improvements, including treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Hazardous Substances; (ii) any dump or landfill or other unit for the treatment or disposal of Hazardous Substances; (iii) PCBs; (iv) toxic mold; (v) lead-based materials, the presence of which constitutes a violation of applicable Environmental Legal Requirements; or (vii) asbestos-containing materials, the presence of which constitutes a violation of applicable Environmental Legal Requirements.

3.13.10 Seller has furnished to Buyer copies of all environmental assessments, reports, audits and other documents in its possession that relate to Seller’s compliance with Environmental Legal Requirements in connection with the environmental condition of the Real Property.

3.14 FCC and Copyright Compliance.

3.14.1 Except as provided in Schedule 3.14.1, Seller’s operation of the System is and since January 1, 2006 has been in compliance with the applicable provisions of the Communications Act and the Copyright Act. Seller is not in violation of, and has not received written notice claiming a violation by Seller or the Business of, any Legal Requirements applicable to the System or the Business as it is currently conducted.

3.14.2 Seller is permitted under all applicable Legal Requirements, including the Communications Act and the Copyright Act, to operate the System and to distribute the video programming and other information that it currently makes available to the customers of the System. Seller is permitted under all applicable Legal Requirements, including the Communications Act, to utilize all frequencies generated by the operation of the System, and, where required, is licensed to operate all the facilities required by applicable Legal

Requirements to be licensed by the FCC. Seller has delivered or made available to Buyer true, correct and complete copies of all correspondence by Seller with any Governmental Authority relating to rate regulation generally or specific rates charged to subscribers with respect to the System, including copies of any complaints filed with the FCC with respect to any rates charged to subscribers of the System, and any other documentation supporting an exemption from the rate regulation provisions of the Cable Act claimed by Seller with respect to the System. Schedule 3.14.2 sets forth a list of (a) all pending complaints with respect to any rates which have been filed by Seller with the FCC for the System, (b) any Franchising Authority that has filed FCC Form 328 for certification to regulate any of the rates of the System since January 1, 2006, and (c) any other complaints, formal or informal, which have been filed against Seller, at the FCC. Except as set forth in the Franchises, Seller has not received any notice from any Governmental Authority with respect to an intention to enforce customer service standards pursuant to the Cable Act, and Seller has not agreed with any Governmental Authority to establish customer service standards that exceed the FCC standards promulgated pursuant to the Cable Act. Since the 2006/1 cable copyright accounting period, except as set forth on either Schedule 3.14.2 or Schedule 3.14.3, no requests or communications have been received by Seller from the FCC, the United States Copyright Office or any other Governmental Authority challenging or questioning the right of Seller’s operation of the System or any FCC-licensed or registered facility used in conjunction with Seller’s operation of the System or questioning or challenging the calculation of any fees paid by Seller.

3.14.3 Except as set forth on Schedule 3.14.3, since January 1, 2006, Seller has timely submitted to the FCC, and has delivered or made available to Buyer true, correct and complete copies of, all filings with respect to the System and the Business, including cable television registration statements, current annual reports, employment reports, universal service fund worksheets, traffic and circuit reports, aeronautical frequency usage notices, and current cumulative leakage index reports, that are required under the Communications Act. Seller has delivered or made available to Buyer true, correct and complete copies of all current reports and filings for the reporting periods beginning with January 1, 2006, that have been made or filed by Seller pursuant to the Copyright Act and the rules and regulations of the U.S. Copyright Office with respect to the System, and, regarding those reports and filings to be made or filed by Seller with the U.S. Copyright Office with respect to the System between the date of this Agreement and the Closing, Seller will deliver the same to Buyer promptly after filing. Except as set forth on Schedule 3.14.3, Seller has timely filed all semi-annual statements of account, all of which were accurate and complete when filed, and has correctly calculated and paid all compulsory licensing fees required by the Copyright Act and the rules and regulations of the United States Copyright Office with respect to the System. Since January 1, 2006, the System is and has been in material compliance with signal leakage criteria prescribed by the FCC for each applicable reporting period, is and has been in material compliance with the must-carry and retransmission consent provisions of the Communications Act as well as with all provisions or terms in Seller’s must-carry elections or retransmission consent agreements. Since January 1, 2006, Seller has not received any FCC order requiring the System to carry or terminate carriage of a television broadcast signal, and to Seller’s Knowledge, no television broadcast station has filed a complaint with the FCC claiming that the System carried or refused to carry a television broadcast signal in violation of the rules of any Governmental Authority.

3.14.4 Seller has made available to Buyer access to or true, accurate and complete copies of: (a) all material correspondence between Seller and the FCC relating to the System and Business; and (b) all material correspondence between Seller and any Governmental Authority relating to rates charged to subscribers to the System.

3.14.5 All necessary United States Federal Aviation Administration approvals have been obtained and all related notifications have been submitted and are effective with respect to the height and location of towers included in the Assets and all FCC antenna structure registrations have been filed with respect to such towers.

3.14.6 Except as set forth on Schedule 3.14.6, the notice contemplated by Section 626 of the Communications Act has been timely filed with respect to all Franchises that expire within thirty months following the date of this Agreement.

3.14.7 Schedule 3.14.7 lists, as of the date hereof, the stations within the System that have elected must-carry or retransmission consent status pursuant to the Communications Act. Except as described on Schedule 3.14.7, each station carried by the System is carried pursuant to a written retransmission consent agreement, written must-carry election or other written programming agreement, copies of which have been delivered to Buyer.

3.14.8 Schedule 3.14.8 lists, as of the date hereof, all material FCC Licenses and Telecommunications Authorizations that are held for use in the conduct of the Business and operations of the System as currently conducted by Seller. Copies of such FCC Licenses and Telecommunications Authorizations have been provided to Buyer. Such FCC Licenses and Telecommunications Authorizations constitute all FCC Licenses or Telecommunications Authorizations that are necessary to enable Seller to carry on the Business as currently conducted. All such FCC Licenses and Telecommunications Authorizations are valid, binding and in full force and effect in all material respects. No proceedings are pending or, to the Seller’s Knowledge, threatened, to revoke, terminate or cancel any of such FCC Licenses or Telecommunications Authorizations. Except as set forth on Schedule 3.14.8, to the Seller’s Knowledge, Seller is in full compliance with all of the terms and requirements of each such FCC Licenses and Telecommunications Authorizations in all material respects and no event has occurred that might (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a material violation of or a material failure to comply with any material term or material requirement of any such FCC License or Telecommunications Authorization, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or material modification of any such FCC License or Telecommunications Authorization. Seller has not received any notice or other written communication from any Governmental Authority or any Person, regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any such FCC License or Telecommunications Authorization, or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or material modification of any such FCC License and Telecommunications Authorization.

3.15 Financial Statements; Absence of Certain Changes; No Undisclosed Liabilities.

3.15.1 Attached to Schedule 3.15.1 are true and complete copies of the Financial Statements. Subject to the footnotes in the Financial Statements, the Financial Statements have been prepared from, and are in accordance, in all material respects, with, the books and records of the Division. Subject to the footnotes in the Financial Statements, the Financial Statements: (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered; and (ii) fairly present in all material respects the financial position of the Division and the results of operations and cash flows of the Division, as of the date thereof and for the periods presented therein.

3.15.2 Except as set forth on Schedule 3.15.2, since December 31, 2009 through the date hereof, (i) there have been no events, changes or circumstances with respect to Seller that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect; and (ii) Seller has carried on and operated the Business in the ordinary course of business and has not (a) made any material increase in compensation payable or to become payable, or benefits provided or to become provided, to any of the Division Employees, or any material change in personnel policies, insurance benefits or other compensation arrangements affecting the Division Employees, in each case other than in the ordinary course of business, (b) made any sale, assignment, lease or other transfer of, or incurred any indebtedness or Lien including leases and licenses granted by Seller to a third party (other than a Permitted Encumbrance) with respect to, any of the Assets (other than inventory used, sold or destroyed in the ordinary course of business), other than obsolete assets no longer usable in the operation of the Business or other assets sold or disposed of in the ordinary course of business with suitable replacements being obtained therefor as reasonably necessary or advisable for the continued operation of the Business, or (c) made any offers to existing or prospective customers inconsistent with the disclosure set forth on Schedule 3.15.2.

3.15.3 Except as set forth on Schedule 3.15.3, Seller has no material liabilities or obligations of any kind or nature, whether known or unknown, absolute or contingent, accrued or unaccrued, which are Assumed Liabilities and which would be required to be disclosed on a balance sheet prepared in accordance with GAAP (as in effect on the Adjustment Time applied in a manner consistent with the preparation of the Financial Statements), except for Assumed Liabilities (a) which are reflected or reserved for in the Financial Statements, (b) which are included in the calculation of Net Working Capital or (c) which are current liabilities incurred in the ordinary course of business and not in breach of this Agreement since December 31, 2009. Seller does not have any off-balance sheet arrangements (as such term is defined in Regulation S-K, Item 303), except to the extent otherwise set forth in the footnotes to the Financial Statements.

3.15.4 There are no material obligations to subscribers of the System except with respect to: (a) prepayments or deposits made by such subscribers as set forth in the books and records of the Division in the ordinary course of business and (b) the obligation to supply services to subscribers of the System in the ordinary course of business.

3.16 Intellectual Property. Except as set forth on Schedule 3.16, Seller has good and valid title to, or license or otherwise have the valid right to use all Intellectual Property used in the operation of the System, free and clear of all Liens, other than Permitted Encumbrances. Schedule 3.16 sets forth, as of the date hereof, all patents, federally registered trademarks and service marks and registered copyrights, and any pending applications therefor, and any internet domain names held by Seller and used, useful or held for use in the operation of the Business. Seller has not received any written notice alleging that Seller has violated any Intellectual Property rights of any other Person. Except as set forth on Schedule 3.16, Seller is not infringing upon the Intellectual Property rights of any other Person nor, to the Knowledge of the Seller, as of the date hereof, is any third party infringing upon the Intellectual Property rights of Seller. Seller has one or more privacy policies governing the collection and use of information by Seller, including Customer Proprietary Information. To Seller’s Knowledge, such privacy policies are in compliance with all Legal Requirements. To Seller’s Knowledge, such information, including any Customer Proprietary Information, has not been collected, disclosed or used in any manner in violation of any such privacy policies. “Customer Proprietary Information” means, to the extent contained in the billing system that is used to bill customers of the Business or in other Business-related books or records, that portion of the non-technical, non-public information included in the Intellectual Property as of the Closing Date and that is used in the Business as of the Closing Date and comprises personal information of a customer of the Business that was provided by such customer in connection with the Business and all information about such customer’s subscription and account, including, without limitation, such customer’s name, mailing address, email address, telephone number, category of subscription services, and billing and payment information. Notwithstanding any other provision of this Agreement, Buyer acknowledges and agrees that no representations or warranties are being given by Seller with respect to the Communications Act, the Copyright Act or FCC matters in this Section 3.16.

3.17 Insurance. Schedule 3.17 lists all insurance policies now in force and held or owned by Seller relating to the Assets, the System or the operation of the Business, specifying the insurer, the amount of and nature of coverage, and the risk insured against. Seller has not been refused or denied renewal of any of such insurance coverage or received any written correspondence thereof.

3.18 Transactions with Affiliates. Except as disclosed on Schedule 3.18, in connection with the Business, Seller is not currently a party to any Assumed Contract with any Affiliate of Seller, or directors or officers of the Seller or any such Affiliates (other than the Seller).

3.19 No Broker. Except as set forth on Schedule 3.19, no finder, broker, agent, financial advisor or other intermediary has acted on behalf of the Seller in connection with this Agreement or the transactions contemplated by this Agreement or is entitled to any payment in connection herewith or therewith which, in either case, would result in any obligation or liability on the part of Buyer.

3.20 System Information; RGUS; Homes Passed.

3.20.1 Schedule 3.20.1 sets forth a true and accurate description of the following information relating to the System by headend and/or Franchise, as applicable, in each case, as of the date hereof:

(i) a list of the Basic Services, Digital Services, High Speed Internet Services and other services (e.g., Expanded Basic Services, Pay TV and a la carte services available from the System), and the rates charged by Seller for each such service (excluding pass-throughs and other charges) provided by the System;

(ii) the stations and signals carried by the System and the channel position of each such signal and station;

(iii) the approximate total number of miles of cable plant of the System;

(iv) the bandwidth capacity of the System specified in MHz and the number of channels activated throughout the System; and

(v) the approximate number of homes passed by the System.

3.20.2 As of June 3, 2010, (a) the aggregate number of RGUs, (b) the aggregate number of HSI Subscribers, (c) the aggregate number of Telephony Subscribers, and (d) the aggregate number of EBUs, in each case, was no less than the amount set forth in Schedule 3.20.2.

3.20.3 Except as set forth on Schedule 3.20.3 and other than direct broadcast satellite services providers and the certificated local exchange carrier and the local wireless internet service provider referenced in Schedule 3.20.3, as of the date hereof, to Seller’s Knowledge, other than the System, there are no other providers of cable television services that have constructed, or publicly announced plans to construct, plants for the provision of cable television services within the service areas of the System.

3.21 Accounts Receivable. All of Seller’s existing Accounts Receivable relating to the Business (except that Seller makes no representation as to Accounts Receivable previously written off by Seller) represent valid obligations of customers of Seller arising from bona fide transactions entered into in the ordinary course of business except for ordinary course of business accounts receivable which are less than the reserve in the Financial Statements for uncollectible accounts and billing errors. Schedule 3.21 sets forth Seller’s existing Accounts Receivable as of the date specified on Schedule 3.21, together with an aging report for such Accounts Receivable, as of such date.

3.22 Solvency. Seller is Solvent, and immediately following the Closing, Seller shall continue to be Solvent.

3.23 Exclusive Dealing. Neither Seller nor any of its Affiliates is a party to any currently effective agreement involving, directly or indirectly, the sale or transfer of any securities issued by Seller, the Assets (other than inventory in the ordinary course or agreements between Seller and an Affiliate by which Seller will acquire title thereto immediately prior to Closing) or the System to any Person other than Buyer or granting any Person any preferential right of purchase securities or assets.

3.24 Letters of Credit and Bonds. Except as set forth on Schedule 3.24, there are no letter of credit or franchise, construction, fidelity, performance, surety or other bonds, or guarantees in lieu of bonds, posted or required to be posted by Seller or its Affiliates in connection with the operation of the Business.

3.25 Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE 3, OR ANY SCHEDULE, CERTIFICATE OR OTHER DOCUMENT DELIVERED BY SELLER PURSUANT TO THIS AGREEMENT, INCLUDING THE OTHER TRANSACTION DOCUMENTS, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, NATURE OR DESCRIPTION, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF TITLE, MERCHANTABILITY OR FITNESS OF ANY ASSET FOR A PARTICULAR PURPOSE OR WITH RESPECT TO ANY PROJECTIONS OR FUTURE PERFORMANCE OF THE SYSTEM, THE BUSINESS OR THE SELLER. SELLER’S DISCLOSURE OF ANY EXCEPTION TO ANY REPRESENTATION OR WARRANTY SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE EXCEPTION IS MATERIAL IN ANY RESPECT.

4. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

4.1 Organization, Standing and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware and is qualified to conduct business as a foreign corporation in all jurisdictions in which the ownership, leasing or use of the assets owned, leased or used by it or the nature of its activities makes such qualification necessary, except where the failure to so qualify has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer. Buyer has the requisite corporate power and authority to execute and deliver this Agreement and to perform and comply with all of the terms, covenants and conditions to be performed and complied with by Buyer hereunder.

4.2 Authorization and Binding Obligation. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all necessary corporate action of Buyer. The execution and delivery by Buyer of the other Transaction Documents to which it is a party, the performance by Buyer of its obligations thereunder and the consummation by Buyer of the transactions contemplated thereby will be duly authorized by all necessary corporate action of Buyer prior to the Closing. This Agreement has been, and each other Transaction Document to be executed by Buyer at or prior to the Closing will be, duly executed and delivered by Buyer, and assuming the due authorization, execution and delivery of this Agreement and such other Transaction Documents by the other parties thereto, this Agreement constitutes, and each other Transaction Document to be executed by Buyer will constitute, a valid and legally binding obligation of Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

4.3 Absence of Conflicting Agreements. Subject to obtaining the Seller Consents and compliance with the HSR Act, the execution, delivery and performance of this Agreement by Buyer will not: (i) require the consent, approval, permit or authorization of, or declaration to or filing with any Governmental Authority, or any other third party; (ii) violate the Organizational Documents of Buyer; (iii) violate any material law, judgment, order, ordinance, injunction, decree, rule or regulation of any court or governmental instrumentality binding on Buyer; or (iv) conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of any material agreement, instrument, license or permit to which Buyer is a party or by which Buyer may be bound, in all such cases, such that Buyer could not perform hereunder and acquire or operate the Assets.

4.4 Buyer Qualification. Buyer knows of no reason why it cannot become the owner of the Assets pursuant to the Franchises, and to Buyer’s knowledge, Buyer has the requisite qualifications to own and operate the System.

4.5 Availability of Funds. Buyer has delivered to Seller a copy of those certain commitment letters dated August 3, 2010 issued by Credit Suisse Securities (USA) LLC and Credit Suisse AG and (the “Commitment Letters”), which, subject to the conditions specified in such Commitment Letters, will provide Buyer with sufficient funds to consummate the transactions contemplated by this Agreement, including, without limitation, to pay the Purchase Price in accordance with this Agreement (such funding, the “Financing”). The Commitment Letters are not subject to any conditions other than as set forth therein, have been duly executed by Buyer and, to Buyer’s knowledge, by all other parties thereto, and are in full force and effect on the date hereof. All commitment and other fees required to be paid under the Commitment Letters prior to the date hereof have been paid. As of the date hereof, Buyer believes in good faith that it will be successful in obtaining the Financing contemplated by the Commitment Letters.

4.6 No Broker. Except as set forth on Schedule 4.6, no finder, broker, agent, financial advisor or other intermediary has acted on behalf of the Buyer in connection with this Agreement or the transactions contemplated by this Agreement or is entitled to any payment in connection herewith or therewith which, in either case, would result in any obligation or liability on the part of Seller.

5. COVENANTS OF THE PARTIES

5.1 Conduct of the Business. Except as contemplated by this Agreement, as set forth on Schedule 5.1 or with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to have been given to any written request by Seller to which Buyer does not respond within five (5) business days after such request is sent), between the date hereof and the Closing Date, Seller shall operate the Business and maintain the Assets in the ordinary course of business (i.e., consistent with Seller’s past custom and practice in conducting the Business)(including with respect to the handling of receipts and the collection of Accounts Receivable and the payment of payables of the Business) and shall use commercially reasonable efforts to preserve Seller’s business relationships with Active Customers and other Persons (including without limitation Division Employees) who have an existing business relationship with the Business. Without limiting the generality of the foregoing, except as set forth on Schedule 5.1 or except with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to have been given to any written request by Seller to which Buyer does not respond within five (5) business days after such request is sent), Seller shall, to the extent applicable:

5.1.1 not sell, lease, assign, transfer or otherwise dispose of any of the Assets other than in the ordinary course of business except that Seller may demolish the structure at 211 East 7th Street in Lawrence, Kansas;

5.1.2 use commercially reasonable efforts to maintain its relations and goodwill generally with suppliers, customers, distributors and others having business relations with Seller relating to the Business;

5.1.3 comply in all material respects with all Legal Requirements applicable to Seller, and keep in full force and effect in all material respects all Governmental Permits applicable to Seller;

5.1.4 keep in full force and effect the insurance coverages (comparable in amount and scope) covering Seller, the Assets and the System as of the date hereof in the ordinary course of business;

5.1.5 maintain the Assets in adequate operating condition for their respective present uses and operation, ordinary wear and tear excepted, and maintain inventory and spare equipment at levels in the ordinary course of business;

5.1.6 deliver to Buyer, within 30 days following the end of each calendar month, all financial statements, financial reports, and other related information relating to the Business that are prepared in the ordinary course of business for regular review by executive management of Seller;

5.1.7 deliver to Buyer, within 10 days following the end of each calendar month, true and complete copies of monthly subscriber reports and subscriber account receivable aging reports with respect to the operation of the Business; and

5.1.8 not mortgage, pledge or otherwise subject to any Lien other than Permitted Encumbrances, any of the Assets;

5.1.9 not adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

5.1.10 not make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or change any of its methods of reporting income or deductions on its income Tax Returns, or the classifications of its existing property and assets, for any taxable period ending on or after December 31, 2009, in each case, to the extent such action could materially adversely affect Buyer after Closing, and not deviate from the federal depreciation schedules for its property and assets, except in either case as may be required by Legal Requirement or the IRS;

5.1.11 maintain the books of account relating exclusively to the Business in accordance with the methodology used to prepare the 2009 Financials in the ordinary course of business, and not make any change in any method of accounting or accounting practice or policy other than those required by GAAP or applicable Legal Requirements;

5.1.12 not implement any material increase or decrease in the rates charged to the subscribers of the System, add any channels or make any other changes in programming or give any notices to subscribers or local authorities concerning any material changes in rates or programming, or make any commitment regarding changes in or continuation of rates or programming, except as obligated pursuant to applicable Legal Requirements or the Material Contracts and other than marketing and promotional activities in the ordinary course of business;

5.1.13 bill and collect from subscribers in the ordinary course of business without delay or acceleration, continue to implement its procedures for disconnecting and discontinuance of service to subscribers whose accounts are delinquent, in accordance with past practice and continue to advertise in the ordinary course of business;

5.1.14 except in the ordinary course of business consistent with past practice, not enter into, modify, renew or amend any Assumed Contract, including any act or omission that effectuates or causes a material amendment or modification to, or a breach by Seller of or termination of (excluding any expiration due to the passage of time), any of the Material Contracts, and not enter into any lease for real property that will be assumed by, or binding upon, Buyer at Closing except any that is terminable without penalty on no more than sixty (60) days notice and not materially modify or amend or enter into any lease for any headend site;

5.1.15 not increase the rates of direct compensation or bonus compensation payable or to become payable to any Division Employee;

5.1.16 make capital expenditures in the ordinary course of business and as necessary to comply with the explicit terms of the Franchises and the other Governmental Permits and pay the debts and obligations incurred by Seller as they become due and not waive, release or assign any material rights or claims;

5.1.17 not settle any material claims, actions, arbitrations, disputes or other proceedings, including any such matters that would result in Seller being enjoined in any material respect from engaging in the transactions contemplated by this Agreement hereby or materially adversely affecting the Business; and

5.1.18 not agree or commit to do any action prohibited by this Section 5.1.

5.2 Access to Information. Subject to the Confidentiality Agreement, Seller shall allow Buyer and its authorized representatives reasonable access, upon reasonable advance notice and at Buyer’s expense during normal business hours, to the Seller and the Assets, books and records relating solely to the Assets and the Business, the Governmental Permits, the Assumed Contracts, the key personnel reasonably designated by Seller for the purpose of inspection and Business franchisors, vendors and customers reasonably agreed upon in writing by Seller and Buyer in advance, it being understood that the rights of Buyer hereunder shall not be exercised in such a manner as to unreasonably interfere with the operations of the Seller’s business, nor shall Buyer contact or otherwise discuss the transactions described herein with any franchisor, vendor, customer, Division Employee (subject to Section 5.6 hereof) or any other party, except upon the Seller’s prior approval (not to be unreasonably withheld, conditioned or delayed). From and after the Closing, Buyer and Seller shall afford to each other, and their respective counsel, accountants and other authorized agents and representatives, including any Party’s appraiser of the Assets, during normal business hours (and subject to the Confidentiality Agreement) reasonable access to those Division Employees reasonably designated by Seller and all books, records and other data solely relating to the Division and the Business in its possession with respect to periods prior to the Closing, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against any such party or Person or its Affiliates, (b) for the preparation of Tax Returns and audits, (c) the determination of the Net Working Capital, (d) such other matters as may be reasonably necessary for the operation of the System following Closing and (e) to comply with any post-Closing covenants in this Agreement, including the allocation of the

Purchase Price pursuant to Section 2.6. Any such access shall be subject to such limitations as the non-requesting Party may reasonably require to prevent the disruption of such Party’s business and/or the disclosure of any confidential or legally-privileged information. Neither Buyer nor Seller shall dispose of, alter or destroy any such materials without giving 45 days’ prior written notice to the other Party so that such Party may, at its expense, examine, make copies or take possession of such materials. The primary point of contact of the Seller for any post-Closing access by Buyer shall be Ralph Gage and the primary point of contact of Buyer for any post-Closing access by Seller shall be Todd Holt; provided that either Seller or Buyer may change such designation by written notice (which may come in the form of an email) to the other Party’s primary point of contact.

5.3 Consents. Following the execution hereof, the Seller shall make applications to the Franchising Authority and other third parties who are listed on Schedule 3.3 and whose consent is required for the consummation of the transaction contemplated hereby and shall otherwise use its commercially reasonable efforts to obtain the Seller Consents listed on Schedule 3.3 as expeditiously as possible. Following the execution hereof until the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1, the Parties shall use their commercially reasonable efforts to obtain as expeditiously as possible the Seller Consents. Notwithstanding anything to the contrary contained herein, in no event shall Seller be required, as a condition of obtaining such Seller Consents, to expend any monies on, before or after the Closing Date (other than professional fees and expenses incurred in connection with the efforts to obtain such Seller Consents, the applicable customary transfer fee and its administrative costs and expenses, which shall be paid prior to Closing), or to offer or grant any accommodations or concessions materially adverse to the Business; provided, however, that solely with respect to any Seller Consent for the Assumed Contracts, the Seller may grant, and Buyer hereby agrees to accept, accommodations and concessions to obtain any such Seller Consent that are customary and commercially reasonable. Buyer shall use its commercially reasonable efforts to promptly assist Seller and shall take such prompt and affirmative actions as may reasonably be necessary in obtaining such Seller Consents, and, except as set forth in the proviso in the immediately preceding sentence with respect to the Assumed Contracts, in no event shall Buyer be required, as a condition of obtaining any such Seller Consent to expend any monies on, before or after the Closing, or to offer or grant any accommodations, concessions, changes or conditions materially adverse to the Business or Buyer (including any amendment, modification, supplement or change to any Franchise or Assumed Contract to which any such Seller Consent related), and in no event shall Seller agree to (a) the payment of any amount by Buyer after Closing or, (b) except as set forth in the proviso in the immediately preceding sentence with respect to the Assumed Contracts, any accommodation, concession, charge or condition to any Assumed Contract or Franchise to which such Seller Consent relates attributable to the period after Closing in connection with obtaining any such Seller Consents that Buyer would not be required to accept pursuant to this Section 5.3. Seller agrees that it shall not, prior to the Closing, without the prior written consent of Buyer, seek amendments or modifications to any Franchise.

5.4 Taxes, Fees and Expenses. Except as provided in Schedule 5.4, the Seller and the Buyer shall each pay one-half (1/2) of all sales, use, transfer and similar federal and State of Kansas taxes (“Transfer Taxes”) arising out of or payable by reason of the transactions contemplated herein or the fees arising in connection with the filings described in Section 5.7; provided that Buyer shall be solely responsible for any other taxes that would be Transfer Taxes except that they arise under the laws of another jurisdiction. Seller shall prepare and timely file all Tax Returns required to be filed in respect of Transfer Taxes. Seller’s preparation of any such Tax Returns shall be subject to Buyer’s approval (which approval shall not be unreasonably withheld, conditioned or delayed). Except as specifically provided herein, including in Schedule 5.4, each Party shall pay its or their own expenses incurred in connection with the authorization, preparation, negotiation, execution, delivery and performance of this Agreement and the other Transaction Documents, including all fees and expenses of its counsel, accountants, agents and other representatives.

5.5 Bonds, Letters of Credit, Etc. Buyer shall use commercially reasonable efforts to execute and deliver all documents to insure that on the Closing Date Buyer has delivered such bonds, letters of credit, indemnity agreements and similar instruments in such amounts and in favor of such Franchising Authority and other persons requiring the same in connection with the Governmental Permits to the extent they are reasonable and customary in the industry for similarly situated cable system operators in terms of size and financial and operating qualifications.

5.6 Employee Matters.

5.6.1 Effective as of the Closing Date, Buyer shall offer employment to Patrick Knorr and all of the Division Employees who are employed exclusively in the Business immediately prior to the Adjustment Time and that are listed on Schedule 5.6.1 (the “Designated Employees”) for at least the same compensation and comparable benefits that Patrick Knorr and such Designated Employees were receiving immediately prior to the Closing from Seller; provided that Buyer shall not offer employment to Thomas Hornbaker prior to or within thirty-six (36) months after the Closing. Not later than 30 days prior to the Closing Date, Buyer shall notify Seller in writing of Division Employees to whom Buyer does not plan to offer employment in accordance with the previous sentence. Any Designated Employee or Patrick Knorr to whom Buyer has made an offer of employment and who has accepted such offer of employment (each, a “Hired Employee”) shall be subject, from and after the Closing, to the policies established from time to time by Buyer with respect to employment and employee benefits; provided, however, that Buyer shall offer Patrick Knorr and each such Designated Employee an annualized base salary or hourly rate of pay that is no less than that paid by Seller as of the date of this Agreement. Nothing in this Agreement will be deemed to prevent or restrict in any way the right of the Buyer to terminate, reassign, promote or demote any of the Hired Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, compensation, benefits or terms or conditions of employment of such employees. Seller shall terminate the employment of the Hired Employees as of 11:59 p.m. on the day before the Closing Date. Seller shall be responsible for any liability arising under the Worker Adjustment and Retraining Notification Act of 1988 and other similar statutes or regulations of any jurisdiction with respect to any termination of employment of Patrick Knorr or any Division Employee.

5.6.2 Seller shall pay to Patrick Knorr, Thomas Hornbaker and the Division Employees all compensation, including salaries, commissions, bonuses, retirement plan, SERP benefits, Bonus Plans, or deferred compensation, retention bonus, severance (if any), insurance, pensions profit sharing, sick pay and other compensation or benefits to which Patrick Knorr, Thomas Hornbaker or the Division Employees are entitled up to the date before the Closing Date and for any payments that are triggered as a result of the Closing and/or the termination of such Designated Employees’ employment with Seller (including any retention bonus or any severance payments due under any policy of or agreement with the Seller, if any). Seller shall not (a) without the prior written consent of Buyer, change the compensation of any Designated Employees from the execution of this Agreement prior to Closing or (b) change the benefits of any Designated Employees, other than in the ordinary course of business consistent with past practices and except for entering into or amending any retention bonus, severance policy or agreement with Seller (if any) and any retirement plan, SERP, Bonus Plans or deferred compensation plan with Seller or an Affiliate of Seller, which retention bonus, severance policies and agreements (if any), SERP, Bonus Plans or deferred compensation plan, if any, are Excluded Liabilities.

5.6.3 Seller shall be responsible for maintenance and distribution of benefits accrued under any Employee Plan prior to and as of Closing pursuant to, and except as prohibited by applicable law under the provisions of such plans. Buyer assumes neither any liability for any such accrued benefits nor any fiduciary or administrative responsibility to account for or dispose of any such accrued benefits under any Employee Plan.

5.6.4 All claims and obligations under, pursuant to or in connection with any welfare, medical, insurance, disability or other employee benefit plans of Seller or arising under any Legal Requirement affecting Division Employees incurred on or before the Closing, or resulting or arising from events or occurrences occurring or commencing on or prior to the Closing, shall remain the responsibility of Seller, whether or not such employees become Hired Employees. Buyer shall have and assume no obligation or liability under or in connection with any such plan except that Buyer shall assume the obligations for uninsured accrued vacation of Division Employees who become Hired Employees to the extent included in the Assumed Liabilities or the calculation of Net Working Capital.

5.6.5 Notwithstanding anything to the contrary in this Section 5.6, Buyer shall (i) permit the Hired Employees and the Hired Employees’ spouses and dependents to participate in Buyer’s employee benefit plans (other than any defined benefit plans) to the same extent as Buyer’s similarly situated employees and their dependents; (ii) to the extent permitted under Buyer’s employee benefit plans, waive any waiting periods with respect to any of Buyer’s medical, dental or vision insurance employee benefit plans; (iii) not subject any Hired Employee to any limitations on benefits for pre-existing conditions under its employee benefit plans, including any group health and disability plans, in each case, to the extent permitted under Buyer’s employee benefit plans and applicable Legal Requirements; and (iv) permit Hired Employees to participate in Buyer’s 401(k) plan based on normal quarterly enrollment dates.

5.6.6 Effective as of the Closing, Buyer shall assume responsibilities and obligations for continuation coverage under COBRA (the “COBRA Obligations”) and any state continuation coverage requirements with respect to the Hired Employees and their beneficiaries solely with respect to COBRA “qualifying events” that occur after a Division Employee becomes a Hired Employee. Except as provided in the immediately preceding sentence, Seller shall retain responsibility and liability for COBRA Obligations. Buyer shall provide no incentive, directly or indirectly, for any Hired Employee to elect COBRA coverage under any group health plan of Seller.

5.6.7 Subsequent to Closing, Hired Employees’ vested account balances in Seller’s 401(k) plan may be left, rolled-over or distributed to Hired Employee, subject to and in accordance with the terms of Seller’s 401(k) plan.

5.7 HSR Act Filing. As soon as practicable after the execution of this Agreement, but in any event no later than fifteen (15) business days after such execution (subject to extension for a period of up to an additional fifteen (15) business days, if reasonably necessary for a Party to complete its notification and report if not filed by the expiration of such fifteen (15) business day period), the Parties will each complete and file, or cause to be completed and filed, any notification and report required to be filed under the HSR Act. The Parties shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any inquiries received from the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) for additional information or documentation and use commercially reasonable efforts to respond as promptly as reasonably practicable to all inquiries and requests received from any other Governmental Authority in connection with antitrust matters. The Parties shall use commercially reasonable efforts to overcome any objections which may be raised by the FTC, the Antitrust Division or any other Governmental Authority having jurisdiction over antitrust matters; provided that Buyer’s or Seller’s obligations under this Section 5.6 shall not include (a) agreeing to hold separate or to divest any of its or its Affiliates’ businesses, product lines or assets or agreeing to any material restriction as to the operation of the Business post-Closing or (b) defending any judicial administrative action brought by a Governmental Authority under any antitrust Legal Requirements. Notwithstanding any other provision of this Agreement, (i) Buyer shall not be required, as a condition to obtaining any such approval, to divest or hold separate or otherwise take or commit to take any action or enter into any agreement that limits its freedom of action with respect to all or any portion of Buyer’s or any of its Affiliates’ existing assets, businesses or lines of business, and Seller shall not make any such divestiture or take any such action or make any such commitment with respect to the Business or the Assets in connection with obtaining any such approval without Buyer’s prior written consent; and (ii) neither Buyer, its Affiliates nor Seller shall be required to terminate existing contractual rights or obligations, relationships, joint ventures or strategic alliances (the items set forth in clauses (i) and (ii) above being “Burdensome Conditions”).

5.8 Financing. Buyer shall use its commercially reasonable efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Commitment Letters, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letters, (iii) satisfy on a timely basis all conditions applicable to Buyer in such definitive agreements that are within its control and (iv) consummate the Financing no later than the Closing. Notwithstanding the foregoing, Buyer shall not be prohibited from obtaining and consummating financing on terms other than those contemplated by the Commitment Letters, provided that Buyer’s efforts to obtain such alternate financing terms are not reasonably expected to materially delay or prevent the Financing and consummation of the transactions contemplated by this Agreement.

5.9 Title Commitments and Surveys. Buyer may order at its own expense (i) commitments for owner’s or lender’s or leasehold title insurance policies (the “Title Commitments”) on any parcel of Real Property owned or leased by the Seller and used in connection with the Business that is being sold or leased to Buyer pursuant to this Agreement upon Closing, and (ii) an ALTA survey (the “Surveys”) on any parcel of Owned Real Property for which a title insurance policy is to be obtained certified to Buyer and the title company. Seller shall cooperate, at Buyer’s sole cost and expense, in all commercially reasonable respects with Buyer in obtaining the Title Commitments and Surveys.

5.10 Environmental Matters. Subject to the Confidentiality Agreement, Buyer may, at its expense, obtain environmental surveys commonly known as Phase I environmental surveys (and if reasonably requested by Buyer, Phase II environmental surveys), conducted by an environmental company with respect to all Leased Real Property and Owned Real Property (each, an “Environmental Survey”), and Seller shall cooperate with Buyer, in all commercially reasonable respects and at Buyer’s sole cost and expense, in obtaining such Environmental Surveys, including granting Buyer and Buyer’s representatives access to such properties for purposes of obtaining such surveys and reports, subject to Buyer’s agreement to commercially reasonable indemnification and liability arrangements; provided that Buyer shall provide Seller with reasonable advance written notice of the date(s) on which Buyer desires access to the Leased Real Property and Owned Real Property.

5.11 Tax Matters.

5.11.1 Seller shall timely file all Tax Returns required to be filed by Seller and, except to the extent included in the Assumed Liabilities or the calculation of Net Working Capital as an expense of Buyer, shall timely pay the Taxes due thereunder, when due on or before the Closing Date.

5.11.2 Buyer, on the one hand, and Seller, on the other hand, shall provide the other Party, at the expense of the requesting Party, with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes.

5.11.3 For purposes of payroll taxes with respect to all Division Employees that become Hired Employees, Seller shall not act in a manner inconsistent with Buyer’s treatment of the transactions contemplated hereby as a transaction described in Treasury Regulation Sections 31.3121(a)(1)-I(b)(2) and 31.3306(b)(1)-(1)(b)(2). Seller shall timely pay all payroll taxes with respect to the Division Employees relating to all periods prior to the Adjustment Time.

5.12 Financial Statements. Seller shall, at Seller’s expense, prepare and deliver to Buyer on or before the Closing Date the unaudited statements of operations of the Division for the applicable interim fiscal periods which shall be prepared in the ordinary course of business (the “Interim Financial Statements”). Seller shall use its reasonable best efforts to cause the Seller’s independent public accountants to furnish their consent to the inclusion of the auditor’s reports of the Seller’s accountants in any applicable filings of Buyer required by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules of the Securities Exchange Commission promulgated thereunder. From the date hereof until the Closing, Seller shall, at Seller’s expense, prepare and deliver to Buyer the unaudited statements of operations of the Division for the month ended August 31, 2010 and for each month thereafter, within thirty (30) days after the end of each such month. Seller shall use commercially reasonable efforts to cooperate with and assist Buyer and Buyer’s accountants, at Buyer’s expenses, with Buyer’s preparation of any financial statements of Division required by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules of the Securities Exchange Commission promulgated thereunder.

5.13 No Shopping. During the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, the Seller shall not, directly or indirectly, through any officer, director, employee, representative, Affiliate or agent, (a) take any action to solicit, initiate, encourage or support any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets including the Assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving the Seller, the Division, the Assets or other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to herein as a “Transaction Proposal”), (b) engage in negotiations or discussions concerning, or provide any non-public information to any Person relating to any Transaction Proposal, or (c) agree to approve or recommend any Transaction Proposal. Seller shall notify Buyer within 48 hours after receipt by Seller of any Transaction Proposal or any request for nonpublic information in connection with a Transaction Proposal or for access to the properties, books or records of the Seller by any Person that informs the Seller that it is considering making, or has made, a Transaction Proposal. Seller shall, and shall cause its officers, directors, employees, representatives, Affiliates or agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Transaction Proposal.

5.14 Certain Confidential Contracts.

5.14.1 The Parties acknowledge that, under confidentiality provisions contained within certain contracts used in the Business that Seller proposes to designate as Assumed Contracts (the “Confidential Contracts”), Seller is prohibited from disclosing the existence or the terms and conditions of the Confidential Contracts without obtaining prior consent from the other parties thereto.

5.14.2 Seller agrees to use commercially reasonably efforts to obtain the necessary consents in order to disclose to Buyer the existence and terms and conditions of the Confidential Contracts within thirty (30) days after the date of this Agreement (the “Consent Period”). On or before the expiration of the Consent Period, Seller shall deliver to Buyer in writing a list of all Confidential Contracts the existence of which Seller has not previously disclosed to Buyer and for which Seller has obtained any consent necessary to do so, together with copies of all Confidential Contracts copies of which Seller has not previously disclosed to Buyer and for which Seller has obtained any consent necessary to do so. If Seller is unable to obtain any consent necessary to disclose the existence or a copy of any of the Confidential Contracts by the end of the Consent Period, then prior to the expiration of the Consent Period, Seller shall notify Buyer that there remain Confidential Contracts the existence or terms and conditions of which Seller is prohibited from disclosing to Buyer.

5.14.3 During the Consent Period Seller may deliver to Buyer revised copies of the Schedules to this Agreement. At Closing for purposes of Seller’s representations and warranties and covenants in this Agreement, all references to the Schedules shall mean the version of the Schedules attached to this Agreement on the date of this Agreement as supplemented or revised by such revised Schedules delivered during the Consent Period, as the case may be.

5.14.4 Buyer shall have a period of fifteen (15) days after the expiration of the Consent Period (“Buyer’s Review Period”) in which to review any list and copies of previously undisclosed Confidential Contracts that Seller provides during the Consent Period and any revised Schedules delivered pursuant to Section 5.14.3 and provide Seller with written notice of its election to either (a) accept the information disclosed by Seller without objection, or (b) object to the information or revised Schedule disclosed by Seller and terminate this Agreement on the basis of such objection. If Buyer fails to provide Seller with written notice of an election to terminate within such fifteen (15) day period, Buyer shall be deemed to have accepted without objection any revised Schedules delivered by Seller and the information disclosed by Seller concerning the Confidential Contracts, in which case all of the disclosed Confidential Contracts shall become Assumed Contracts and Seller shall have no further obligation to transfer any still undisclosed Confidential Contracts, or the terms thereof, to Buyer, in which case Seller shall retain such undisclosed Confidential Contracts and may terminate the same in its discretion.

5.14.5 Not less than ten (10) business days prior to Closing, Seller shall deliver to Buyer a list of all of the Material Contracts that were entered into by Seller between the date of this Agreement and the Closing Date (excluding any that were entered into with Buyer’s consent), which list shall be deemed to supplement Schedule 3.7 hereto. Buyer shall have a period of five (5) days after receipt of the list of Material Contracts provided for in the preceding sentence in which to review such list and provide Seller with written notice of its election to either (a) accept the revised Schedule 3.7, or (b) object to the revised Schedule disclosed by Seller and terminate this Agreement on the basis of such objection.

5.15 Notification of Certain Matters. Until the Closing, each Party shall promptly notify the other Party in writing if it becomes aware of any fact, change, condition, circumstance, or occurrence or nonoccurrence of any event that causes any representation or warranty of such Party to be inaccurate such that such inaccuracy will result in the conditions of the other Party set forth in Section 6 becoming incapable of being satisfied.

5.16 Lack of Consent for Transfer of Franchises. If, notwithstanding satisfaction or waiver of the conditions stated in Section 6, as of Closing any Franchising Authority has not consented to the transfer to Buyer of a cable television franchise, Buyer has not been successful in obtaining its own CLEC license or a judgment has been entered enjoining or disapproving the transfer of such cable television franchise to Buyer, such cable television franchise shall be excluded from the Assets conveyed at Closing. Closing shall occur with respect to all other Assets, and Buyer shall pay the full Purchase Price in accordance with this Agreement. In such case, at Closing,

Seller and Buyer shall execute and deliver a Management Agreement in the form attached hereto as Exhibit 5.16 (Buyer and Seller agree to negotiate and attach the final form of Exhibit 5.16 to this Agreement within forty-five (45) days of the date hereof, the “Management Agreement”), pursuant to which Buyer shall manage the applicable System (or portion thereof) and Seller’s performance under the applicable cable television franchise, subject to the following: (a) Buyer shall bear all expenses relating to such cable television franchise and the area served by such cable television franchise and the operation thereof and shall receive all revenues resulting from such area as its management fee; and (b) such management shall continue with respect to any such cable television franchise and the area served under such cable television franchise until the earliest of (i) revocation of such cable television franchise in an action from which no further appeal may be taken, as a result of the transactions described in this Section 5.16; (ii) the entry by a court of an order terminating such cable television franchise; (iii) 180 days after the Closing Date; and (iv) the date on which the applicable Franchising Authority consents to the transfer of such cable television franchise to Buyer (the “Management Period”). Upon the termination of the Management Period, the Management Agreement shall terminate without any liability hereunder for the exclusion of any such cable television franchise from the Assets conveyed at Closing, and, upon receipt of all necessary approvals, Seller shall assign and transfer to Buyer the cable television franchise by instruments in form and substance identical to those by which Assets shall have been transferred and assigned to Buyer at Closing.

5.17 Transition Planning. At all times from the date of this Agreement until the Closing, subject to applicable confidentiality protections and consistent with applicable Legal Requirements, the Seller shall assist Buyer on transition and integration planning as reasonably requested by Buyer in order to facilitate the transition of the System from the ownership of the Seller to the ownership of the Buyer, including such reasonable access as necessary with respect to billing, customer care, technical support and other similar back office functions relating to the System; provided, however, that Buyer shall not have access to Seller’s customer billing software but shall have full access to all billing data and related information.

5.18 Transition Services Agreement. Within forty-five (45) days from the date of this Agreement, Buyer and Seller will agree upon the form of, and at Closing, Seller and Buyer shall execute and deliver a Transition Services Agreement in the form attached hereto as Exhibit 5.18 (the “TSA”), pursuant to which for a period of no less than 90 days after Closing, Seller shall make available to Buyer the services of certain employees of the Business to perform certain corporate services as outlined in the TSA for an amount per month specified in the TSA.

5.19 Post Closing Services Contract. Within forty-five (45) days from the date of this Agreement, Buyer and Seller will agree upon the form of, and at Closing Seller and Buyer shall execute and deliver, a Post Closing Services Contract, which provides for the items described on Schedule 5.19 (the “Post Closing Services Contract”).

5.20 Restrictive Covenants Agreement. At Closing, Seller, Dolph Simons, Jr. and Dan Simons, on the one hand, and Buyer, on the other hand, shall execute and deliver a Restrictive Covenants Agreement in the form attached hereto as Exhibit 5.20 (the “Seller Restrictive Covenants Agreement”).

5.21 Escrow Agreement. At Closing, Seller, Buyer and InTrust Bank as the escrow agent (the “Escrow Agent”) shall execute and deliver an Escrow Agreement in the form attached hereto as Exhibit 5.21 (the “Escrow Agreement”). Upon the consummation of the Closing, the Escrow Agent shall place the Escrow Amount in a segregated account designated by the Escrow Agent (the Escrow Amount together with all interest, dividends and other amounts earned that accrue thereon from the Closing Date through and until the date upon which such escrowed funds are distributed in accordance with the Escrow Agreement, the “Escrow”) to be held and disbursed pursuant to the Escrow Agreement. Subject to the Escrow Agreement, the Escrow shall be held for a period of twelve months after the Closing Date, which period is subject to increase as provided for in the Escrow Agreement (the “Holdback Period”). From time to time during the Holdback Period and upon the expiration of the Holdback Period, the Escrow Agent shall disburse the funds in the Escrow in accordance with the terms of the Escrow Agreement.

5.22 License Agreement with respect to Video Archives. Within forty-five (45) days from the date of this Agreement, Buyer and Seller will agree upon the form of, and at Closing, Seller and Buyer shall execute and deliver a License Agreement with respect to Video Archives in the form to be attached hereto as Exhibit 5.22 (the “License Agreement”), pursuant to which Buyer shall grant a fully paid, unrestricted, permanent license to Seller to use the news and other video archives purchased by Buyer hereunder, and any additions thereto added in the ordinary course of the Business after Closing, and pursuant to which Buyer will agree to take commercially reasonable steps to preserve, store and maintain such archives. If the Parties are unable to agree on the form of the License Agreement in the time period set forth above, then Seller will retain the video archives and will grant a fully paid, unrestricted, permanent license to Buyer to use the news and other video archives retained by Seller hereunder, and any additions thereto added in the ordinary course of the Business after Closing, and pursuant to which Seller will agree to take commercially reasonable steps to preserve, store and maintain such archives.

5.23 Risk of Loss.

5.23.1 The risk of any loss, damage or impairment, confiscation or condemnation of any of the Assets from any cause whatsoever, including, without limitation, any loss or damage to, or impairment of the operations, financial condition or results of operations related to the foregoing, shall be borne by Seller at all times prior to the close of business on the Closing Date. Seller shall promptly notify Buyer in the event of any loss, damage or impairment, confiscation or condemnation of any of the Assets from any cause whatsoever (other than immaterial incidental loss incurred and consistent with past experience in connection with conducting the Business) prior to the close of business on the Closing Date. Such notice shall report the loss or damage incurred, the cause thereof (if known) and the insurance coverage related thereto.

5.23.2 In the event of any damage or destruction of any Assets prior to the close of business on the Closing Date with respect to which the actual cost to repair or replace such Assets and to restore the services provided thereby to their levels immediately prior to such event (the “Normal Business Level”) together with the cost of any associated business interruption or impairment of the operations, financial condition or results of operation of the Business (collectively, the “Total Losses”) is reasonably estimated to be more than the Basket Amount, Buyer may elect at its option:

(i) to consummate the Closing (assuming all conditions set forth in Article 6 have been met or waived by the applicable Party) and complete the restoration and replacement of such damaged or impaired Assets after the Closing Date, in which event (A) Seller shall deliver to Buyer all insurance proceeds received from a third party, if any, in respect of such Total Losses, to the extent such proceeds were not already received and expended by Seller in connection with remedying such Total Losses and (B) Seller shall reimburse Buyer for all the Total Losses, to the extent not paid by the insurance proceeds from third parties remitted pursuant to this clause (i); or

(ii) except with respect to a loss of the type described in Section 6.1.11 or 6.2.6, to delay the Closing until such Assets are repaired or restored to their prior condition and the System’s normal and usual operation and the Normal Business Level is resumed or until the Buyer otherwise elects to proceed to Closing pursuant to Section 5.23.2(i); provided, that in no event may the Closing be delayed pursuant to this Section 5.23.2(ii) beyond the End Date; and provided, further, that as of the Closing, Seller shall remit to Buyer the amounts contemplated by Section 5.23.2(i) with respect to the Total Losses.

The exercise by Buyer of any of its rights, pursuant to this Section 5.23.2 shall not constitute a waiver of any conditions to Closing or of any other rights or remedies available to Buyer pursuant to this Agreement.

5.23.3 In the event of any damage or destruction of any Assets prior to the close of business on the Closing Date or any other event with respect to the Total Losses are reasonably estimated to be less than the Basket Amount, as a condition to Closing Seller shall have taken all actions necessary to repair and restore the Assets to their prior condition by the Closing Date so as to have resumed the System’s normal and usual operation and the Normal Business Level; provided, however, that the Parties proceeding to Closing shall not constitute a waiver of any rights or remedies of Buyer or constitute a waiver with respect to any representation or warranty or covenant of Seller made pursuant to this Agreement or any of the other Transaction Documents to which Seller is a party; provided however that Seller may, but shall not have the obligation, to repair or restore any Assets damaged or destroyed in connection with a loss of the type described in Section 6.1.11 or 6.2.6.

5.24 Good Faith Negotiations. Seller and Buyer agree to use good faith in negotiating the forms of the Management Agreement, the TSA, the Post Closing Services Contract and the License Agreement within forty-five (45) days from the date of this Agreement.

5.25 Bulk Sales Laws. The parties hereby waive compliance with any bulk sales or similar law that might otherwise apply to the sale of the portion of the Assets constituting inventory.

5.26 Disclosures on Schedules. Disclosure of information on any of the schedules or updates thereto shall be deemed to be disclosure by the Seller on all other schedules where such disclosure would be reasonably apparent to Buyer; provided, however, that no disclosure included on any Schedule shall be deemed to modify, amend or supplement the Financial Statements, the Interim Financial Statements, Schedule 2.5.2, or Closing Working Capital to be delivered pursuant to Section 2.5.3; provided further that a breach of a representation or warranty (other than the representations and warranties specifically relating to the Financial States and Interim Financial Statements) shall not deemed to generate a breach of the representations or warranties concerning the Financial Statements and Interim Financial Statements.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER AND SELLER TO CLOSE.

6.1 Conditions Precedent to Obligations of Buyer to Close. The obligations of Buyer to consummate the transactions contemplated by this Agreement to occur at the Closing shall be subject to the satisfaction, at or before the Closing, of each of the following conditions, all or any of which may be waived in writing, in whole or in part, by Buyer for purposes of consummating such transactions:

6.1.1 Representations and Warranties. All representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct as of such date only), except for changes that are specifically consented to by the Buyer in writing.

6.1.2 Covenants and Conditions. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Seller prior to or at the Closing.

6.1.3 No Injunction, Etc. There shall not be in effect a Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement.

6.1.4 Consents. Seller shall have obtained and delivered to Buyer the following, which shall remain in effect as of Closing, to-wit: (a) Consents pursuant to Franchises listed on Schedule 6.1.4 covering a number of RGUs, which when added to the number of RGUs covered by Franchises that do not require Consent, shall equal at least 90% of the total number of RGUs set forth on Schedule 6.1.4, (b) the Consents of the Governmental Authorities set forth on Schedule 6.1.4 related to Telecommunications Authorizations and (c) those other Consents set forth on Schedule 6.1.4; each of which shall have been obtained without the imposition of any Burdensome Condition and shall be in full force and effect.

6.1.5 HSR. All filings under the HSR Act shall have been made and the applicable waiting periods under the HSR Act, including any extensions thereof, shall have expired or been terminated.

6.1.6 Deliveries. Seller shall have made or stand willing and able to make all the deliveries to Buyer set forth in Section 7.2.

6.1.7 No Material Adverse Effect. Since the date hereof, no Material Adverse Effect shall have occurred.

6.1.8 Releases. Seller shall have delivered all instruments and documents necessary to release any and all Liens (other than Permitted Encumbrances) on the Assets, including appropriate UCC financing statement amendments (termination statements).

6.1.9 Financial Statements. Buyer shall have received the Interim Financial Statements required to have been delivered pursuant to Section 5.12.

6.1.10 Financing. Buyer shall have received the Financing substantially on the terms and conditions set forth in the Commitment Letters.

6.1.11 No Force Majeure. There shall not have occurred an act of God (including without limitation flood or tornado) or acts of vandalism or terrorism by a third party that has materially adversely impaired the outside plant of Seller to the extent that such event has materially hindered or delayed Seller’s provision of services to the customers of the Business.

6.2 Conditions Precedent to Obligations of Seller to Close. The obligations of Seller to consummate the transactions contemplated by this Agreement to occur at the Closing shall be subject to the satisfaction, at or before the Closing, of each of the following conditions, all or any of which may be waived in writing, in whole or in part, by Seller for purposes of consummating such transactions:

6.2.1 Representations and Warranties. All representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct in all material respects as of such date only), except for changes that are specifically consented to by Seller in writing.

6.2.2 Covenants and Conditions. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

6.2.3 No Injunction. There shall not be in effect a Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement.

6.2.4 HSR. All filings under the HSR Act shall have been made and the applicable waiting periods under the HSR Act, including any extensions thereof, shall have expired or been terminated.

6.2.5 Deliveries. Buyer shall have made or stand willing and able to make all the deliveries set forth in Section 7.3.

6.2.6 No Force Majeure. There shall not have occurred an act of God (including without limitation flood or tornado) or acts of vandalism or terrorism by a third party that has materially adversely impaired the outside plant of Seller to the extent that such event has materially hindered or delayed Seller’s provision of services to the customers of the Business.

7. CLOSING AND CLOSING DELIVERIES.

7.1 Closing. Subject to the satisfaction or waiver of all of the conditions to Closing set forth in Article 6, the Closing shall occur on the fifth (5th) business day after the date on which all of the conditions to Closing set forth in Sections 6.1.3, 6.1.4, 6.1.5, 6.1.7, 6.1.8, 6.1.9, 6.1.10, 6.2.3 and 6.2.4, shall have been satisfied or waived by the Party entitled to benefit therefrom (the “Closing Date”). The Closing shall be held at the offices of Lathrop & Gage LLP at 10851 Mastin Boulevard, Suite 1000, Overland Park, Kansas at 10:00 a.m. local time or at such other location or time as the Parties may agree. Notwithstanding the foregoing, the Parties agree that the Closing shall be deemed effective as of 12:01 a.m. local time on the Closing Date.

7.2 Deliveries by Seller. Prior to or on the Closing Date, the Seller shall deliver to Buyer the following, in form and substance reasonably satisfactory to Buyer and its counsel:

7.2.1 Transfer Documents. A bill of sale and assignment of assets, and such lease assignments, deeds, vehicle titles, and other documents or instruments as may be reasonably necessary to transfer title to the Assets from Seller to Buyer, each in a form reasonably acceptable to the Buyer, duly executed by Seller;

7.2.2 Consents. A copy of the Seller Consents received prior to Closing;

7.2.3 Secretary’s Certificate. Certificates, dated as of the Closing Date, executed by the Secretary of the Seller, without personal liability: (i) certifying that the resolutions, as attached to such certificate, were duly adopted by the Seller, authorizing and approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions remain in full force and effect; (ii) certifying as to the incumbency of the person signing this Agreement on behalf of Seller; (iii) certifying that the copies of the Organizational Documents of Seller attached thereto are true, accurate and complete copies thereof and remain in full force and effect;

7.2.4 Certificate. A certificate, executed by a duly authorized officer of Seller, without personal liability, certifying that the conditions set forth in Sections 6.1.1, and 6.1.2 have been satisfied;

7.2.5 Lien Releases; Payoff Letters. Releases of all Liens affecting any of the Assets, except for Permitted Encumbrances, and the Payoff Letters;

7.2.6 Management Agreement. If required, the Management Agreement, duly executed by Seller;

7.2.7 Restrictive Covenants Agreement. The Seller Restrictive Covenants Agreement, duly executed by each of Seller, Dolph Simons, Jr. and Dan Simons;

7.2.8 FIRPTA Affidavit. An affidavit of Seller, under penalty of perjury, that Seller is not a “foreign person” (as defined in the Foreign Investment in Real Property Tax Act and applicable regulations) and that Buyer is not required to withhold any portion of the consideration payable under this Agreement under the provisions of such Act, in a form mutually agreed to by Buyer and Seller; and

7.2.9 Legal Opinion. Buyer shall have received an opinion of Lathrop & Gage, LLP, counsel to Seller, dated the Closing Date, in form and substance reasonably satisfactory to Buyer and its legal counsel;

7.2.10 Seller’s Estimated Working Capital. Seller shall have delivered the Seller’s Estimated Working Capital to Buyer at least ten (10) business days prior to the Closing Date;

7.2.11 Employee Matters. Seller shall have taken those actions with respect to its employment agreements, Compensation Arrangements and Employee Plans as may hereafter be agreed to in writing between Seller and Buyer, if any;

7.2.12 TSA and Other Closing Agreements. The TSA, the Post Closing Services Contract, the License Agreement and the Escrow Agreement, duly executed by Seller; and

7.2.13 WorldNet Transfer of Assets. Seller shall have entered into all agreements and taken all actions necessary to acquire from WorldNet, L.L.C. (“WorldNet”) all Assets held by WorldNet that are to be sold to Buyer hereunder. The form and content of the written agreements to be entered into between Seller and WorldNet (the “WorldNet Transfer Documents”) must be approved in advance in writing by Buyer. Seller shall have provided Buyer with copies of the WorldNet Transfer Documents that are executed by Seller and WorldNet.

7.3 Deliveries by Buyer. Prior to or on the Closing Date, Buyer shall deliver to the Seller the following, in form and substance reasonably satisfactory to the Seller and their counsel:

7.3.1 Purchase Price. The Purchase Price in accordance with Section 2.4.2;

7.3.2 Transfer Documents. An assignment and assumption agreement as may be necessary for Buyer to assume the Assumed Liabilities, in a form reasonably acceptable to Seller, duly executed by Buyer;

7.3.3 Secretary’s Certificate. A certificate, dated as of the Closing Date, executed by Buyer’s Secretary, without personal liability: (i) certifying that the resolutions, as attached to such certificate, were duly adopted by Buyer’s Board of Directors, authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated hereby and that such resolutions remain in full force and effect; and (ii) certifying as to the incumbency of the person signing this Agreement on behalf of Buyer;

7.3.4 Officer’s Certificate. A certificate, dated as of the Closing Date, executed by a duly authorized officer of Buyer, certifying, without personal liability, that the conditions set forth in Sections 6.2.1 and 6.2.2 are satisfied;

7.3.5 Management Agreement. If required, the Management Agreement, duly executed on behalf of Buyer; and

7.3.6 TSA and Other Closing Agreements. The TSA, the Post Closing Services Contract, the Seller Restrictive Covenants Agreement, the License Agreement and the Escrow Agreement, duly executed by Buyer.

8. TERMINATION.

8.1 Method of Termination. This Agreement may be terminated or abandoned only as follows:

8.1.1 by the mutual written agreement of Buyer, on the one hand and Seller, on the other hand;

8.1.2 by Buyer, at any time, provided that Buyer is not then in default or breach in any material respect of its representations, warranties, covenants or agreements contained in this Agreement, if Seller breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.1.1 or Section 6.1.2 if such breach or failure to perform had occurred at the time scheduled for Closing, and (ii) if such breach relates to a representation or warranty of the Seller, such breach has not been cured by thirty (30) days following the Seller’s receipt of written notice thereof (such 30-day period, “Seller’s Cure Period”) or waived by Buyer;

8.1.3 by Seller, at any time, provided that Seller is not then in default or breach in any material respect of its representations, warranties, covenants or agreements contained in this Agreement, if the Buyer breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2.1 or Section 6.2.2 if such breach or failure to perform had occurred at the time scheduled for Closing, and (ii) if such breach relates to a representation or warranty of the Buyer, such breach has not been substantially cured by thirty (30) days following Buyer’s receipt of written notice thereof (such 30-day period, “Buyer’s Cure Period”) or waived by Seller;

8.1.4 by Buyer or Seller, (i) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their commercially reasonable efforts (which shall not include any divestiture, commencement of litigation or other extraordinary act) to lift) that temporarily or permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and such injunction or other action shall have become final and non-appealable; or (ii) if the Closing shall not have occurred on or before December 15, 2010 or such other date, if any, as Buyer and Seller may agree in writing (the “End Date”); provided, however, that the right to terminate the Agreement under this Section 8.1.4 shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the End Date;

8.1.5 by Buyer, pursuant to Section 5.23; or

8.1.6 by Buyer or Seller, as the case may be, if the closing conditions described in Section 6.1.11 or Section 6.2.6, respectively, have not been satisfied or such non-satisfaction has not been waived by both Parties prior the End Date.

8.2 Rights Upon Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Buyer or Seller or their respective directors, officers, employees, partners, managers, members or stockholders, and all rights and obligations of any Party hereto shall cease, except for the agreements contained in this Section 8.2

8.3 Survival after Termination. Section 8.2 and Article 10 survive termination of the Agreement.

9. SURVIVAL OF COVENANTS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION.

9.1 Survival of Representations, Warranties and Covenants.

9.1.1 All covenants or agreements in this Agreement and the Transaction Documents which by their terms are to be performed, if at all, after the Closing Date shall survive the Closing. Except as otherwise provided in this Article 9, each of the representations and warranties contained in Article 3 and Article 4 and all covenants and agreements in this Agreement and the Transaction Documents which are to be performed at or prior to Closing including without limitation those in Article 5, will terminate, without further action, on the date that is the twelve (12) month anniversary of the Closing Date (the “Anniversary Date”); provided, however, that the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.8, 3.13, 3.19, 4.1, 4.2, 4.6 and the first sentence only of Section 3.5 shall survive and continue until expiration of the statutes of limitations applicable with respect to matters arising under such sections.

9.1.2 The indemnification contained in this Article 9 will survive the Closing and shall remain in effect:

(i) to the expiration of the applicable statute of limitations with respect to any indemnifiable claim related to (A) the breach of any covenants or agreements in this Agreement and the Transaction Documents which by their terms are to be performed, if at all, after the Closing Date or (B) the breach of any representation or warranty that pursuant to Section 9.1.1 survives until the expiration of its applicable statute of limitations,

(ii) indefinitely with respect to any indemnifiable claim arising under Section 9.2.1(iii) or Section 9.2.2(iii); or

(iii) until the Anniversary Date for any indemnifiable claims that are not specified in Section 9.1.2(i) or Section 9.1.2(ii).

Unless a claim for indemnification with respect to any alleged breach of any such covenant, agreement, representation or warranty is asserted by notice given as herein provided that identifies a particular breach and the underlying facts relating thereto, which notice is given within the applicable period of survival for such covenant, agreement, representation or warranty, such claim may not be pursued and is irrevocably waived after such time. Without limiting the generality or effect of the foregoing sentence, no claim for indemnification with respect to any such covenant, agreement, representation or warranty will be deemed to have been properly made except (i) to the extent it is based upon a Third Party Claim or (ii) to the extent based on Indemnifiable Losses incurred by an Indemnitee for which indemnification is provided under Sections 9.2.1 or 9.2.2, and such indemnification claim is made or brought prior to the expiration of the survival period for such covenant, agreement, representation or warranty. For purposes of clarity, claims asserted in a written notice thereof (which reasonably describes such claim and provides reasonable evidence thereof) delivered to the other Party before the applicable period of survival for such covenant, agreement, representation or warranty terminates shall be deemed timely made regardless of whether litigation or arbitration proceedings are commenced by such date. Notwithstanding anything to the contrary in this Agreement, if either party makes a claim for indemnification in writing and in accordance with the terms of this

Agreement with respect to any matter for which indemnification is provided under Section 9.2.1 or 9.2.2 prior to the applicable expiration date as provided in this Section 9.1.2, the indemnification contained in this Article 9 with respect to such claim shall survive with respect to all Indemnifiable Losses resulting from or with respect to the claim identified in such timely notice, whenever incurred, until such claim is finally resolved in accordance with the terms hereof.

9.2 Indemnification.

9.2.1 Following the Closing, and subject to the other sections of this Article 9, Seller will indemnify, defend and hold harmless Buyer and its Affiliates and their respective directors, officers, and agents from and against all Indemnifiable Losses relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations and warranties made by Seller in Article 3 and the certificate provided by Seller pursuant to Section 7.2.4 of this Agreement;

(ii) a breach by Seller of any covenant or agreement of Seller contained in this Agreement or any of the other Transaction Documents; and

(iii) any of the Excluded Liabilities.

9.2.2 Following the Closing, and subject to the other sections of this Article 9, Buyer will indemnify, defend and hold harmless Seller and its Affiliates and their respective directors, officers and agents from and against all Indemnifiable Losses relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations or warranties made by Buyer in Article 4 and the certificate provided by Buyer pursuant to Section 7.3.4 of this Agreement;

(ii) a breach by Buyer of any covenant or agreement of Buyer contained in this Agreement or any of the other Transaction Documents; and

(iii) any of the Assumed Liabilities.

9.2.3 All payments made by Seller or by Buyer (or any of their respective Affiliates), as the case may be, to or for the benefit of other Party pursuant to Section 2.5 or this Article 9 shall be treated as adjustments to the Purchase Price for tax purposes, and such agreed treatment shall govern for purposes of this Agreement. Buyer and Seller shall file all Tax Returns consistent with such treatment. As between Buyer and Seller, upon the settlement or resolution of any claim for indemnification while the Escrow remains held by the Escrow Agent, Buyer and Seller agree to provide joint written instructions to the Escrow Agent regarding the disbursement of funds to the applicable Party, all in accordance with the Escrow Agreement.

9.3 Limitations on Liability.

9.3.1 For purposes of this Agreement, the following terms have the meanings set forth below:

“Indemnification Payment” means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement;

“Indemnitee” means any Person entitled to indemnification under this Agreement;

“Indemnifying Party” means any Person required to provide indemnification under this Agreement; and

“Indemnifiable Losses” means any losses, liabilities, damages, costs, expenses, assessments, fines, interest, penalties, awards, deficiencies and other obligations and expenses (including reasonable attorneys’ fees and expenses and out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) actually incurred, including any actual or threatened suits, claims, demands and assessments and all judgments and settlements related thereto, in any such case (x) reduced by the amount of insurance proceeds actually recovered from any Person or entity with respect thereto and (y) excluding any such losses, liabilities, damages, costs and expenses to the extent that the underlying liability or obligation or such losses, liabilities, damages, costs or expenses is the result of the gross negligence or willful misconduct of the Indemnitee, any of its Affiliates or any officer, employee, agent or the Indemnitee or any of its Affiliates.

9.3.2 As between Seller and any Affiliate, successor or assign of Seller, on the one hand, and Buyer and any Affiliate, successor or assign of Buyer, on the other hand, the remedies, rights and obligations set forth in this Article 9 will be the exclusive remedies, rights and obligations with respect to the liabilities and obligations referred to in Sections 9.2.1(i), 9.2.1(ii), 9.2.2(i) and 9.2.2(ii), except with respect to matters involving fraud. Without limiting the foregoing, as a material inducement to entering into this Agreement, to the fullest extent permitted by law, each of the Parties waives any claim or cause of action that it otherwise might assert based upon any breach of the covenants, agreements, representations or warranties referenced in Sections 9.2.1(i), 9.2.1(ii), 9.2.2(i) and 9.2.2(ii) of this Agreement, except for claims or causes of action brought under and subject to the terms and conditions of this Article 9 and except with respect to matters involving fraud.

9.3.3 Notwithstanding any other provision of this Agreement or of any applicable law, except for Indemnifiable Losses arising out of or relating to any breach of covenants or agreements required to be performed after Closing or any breach or inaccuracy of representations and warranties under Sections 3.1, 3.2, 3.8, 4.1, 4.2 and the first sentence only of Section 3.5 (none of which shall be subject to this Section 9.3.3), no Indemnitee will be entitled to indemnification for a claim against an Indemnifying Party for any Indemnifiable Losses arising out of or relating to any breach of any covenant, agreement or breach or inaccuracy of representations or warranties under Sections 9.2.1(i) and 9.2.1(ii) for claims against Seller or under Sections 9.2.2(i) and 9.2.2(ii), for claims against Buyer, until the aggregate amount of Indemnifiable Losses incurred by such Indemnitee exceeds $1,000,000.00 (all amounts up to and including such amount, the “Basket Amount”); provided, however, that in the event that the aggregate amount of Indemnifiable Losses incurred by such Indemnitee exceeds the Basket Amount, then such Indemnifying Party shall only be liable for Indemnifiable Losses to the extent they exceed the Basket Amount.

9.3.4 Notwithstanding any other provision of this Agreement, the indemnification obligations of the Seller under Sections 9.2.1(i) and 9.2.1(ii) or the indemnification obligations of Buyer under Section 9.2.2(i) and 9.2.2(ii) shall not exceed an amount equal to the amount of the Escrow, respectively (the “Cap Limitation”); provided, however, that the Cap Limitation shall not apply to breaches of the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.8, 3.13, 3.19, 4.1, 4.2, 4.6 and the first sentence only of Section 3.5 or to matters involving fraud. Subject to the limitations in this Article 9, including without limitation Section 9.3.3 and 9.3.4, Seller shall be obligated to provide indemnification to Buyer from the Escrow Fund, and to the extent the Escrow Fund is insufficient, Seller shall be obligated to provide indemnification to Buyer directly, for all Indemnifiable Losses that are properly and timely asserted pursuant to Section 9.2.1, subject to the terms and conditions hereof. Buyer shall be obligated to provide indemnification to Seller directly for all Indemnifiable Losses that are properly and timely asserted pursuant to Section 9.2.2, subject to the terms and conditions hereof.

9.3.5 No Indemnifying Party shall be liable to or obligated to indemnify any Indemnitee hereunder for any punitive or exemplary damages, or any consequential, special or multiple damages, except to the extent such damages are asserted or have been recovered by a third person (including a Governmental Authority) and are the subject of a Third Party Claim for which indemnification is available under this Article 9.

9.3.6 No Indemnitee shall be entitled to indemnification hereunder for any Indemnifiable Losses arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Indemnifiable Losses incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is included as a specific monetary amount in the calculation of the Estimated Working Capital and/or the Closing Working Capital.

9.3.7 Any liability for indemnification under this Section 9.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant, or agreement.

9.4 Defense of Claims.

9.4.1 If any Indemnitee receives written notice of the assertion of any claim or of the commencement of any action or proceeding by any Third Party (a “Third Party Claim”) against such Indemnitee, with respect to which an Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) calendar days after receipt of notice of such Third Party Claim; provided, however, that the failure of the Indemnitee to so notify the Indemnifying Party shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article 9 to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). Upon receipt of notification of a Third Party Claim, the Indemnifying Parties, shall be entitled, upon written notice to the Indemnitee, to assume the investigation and defense thereof, provided, however, that the Indemnifying Parties shall not have the right to assume and control the investigation and the defense (or to continue to control the investigation and defense) if (i) the Third Party Claim relates to or arises in connection with a criminal proceeding, action, indictment, allegation or investigation by a Governmental Authority, (ii) an Indemnifying Party has failed to defend or is failing to defend in good faith the Third Party Claim, (iii) an Indemnifying Party and the Indemnitee are both named parties to the Third Party Claim, and the Indemnitee reasonably concludes based on the advice of counsel that representation of both parties by the same counsel would be or could reasonably be expected to become inappropriate under applicable ethical standards due to actual or potential conflicting interests, (iv) in the case of any losses, liabilities, damages, claims, awards, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees) (collectively, “Losses”) suffered by Buyer, such Losses in Buyer’s good faith judgment could result in Indemnifiable Losses in excess of the Cap Limitation, or (v) an Indemnifying Party does not, in the Indemnitee’s reasonable judgment, have sufficient financial resources to satisfy the amount of any adverse judgment that is reasonably likely to result with respect to such Third Party Claim. Whether or not the Indemnifying Party elects to assume the investigation and defense of any Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in the investigation and defense thereof; provided, however, that the Indemnitee shall pay the fees and disbursements of such separate counsel unless (i) the employment of such separate counsel has been specifically authorized in writing by the Indemnifying Party, (ii) the Indemnifying Party has failed to assume the defense of such Third Party Claim within a reasonable time after receipt of notice thereof or has ceased (or is required to cease) the defense of such claim, or (iii) the named parties to the proceeding in which such claim, demand, action or cause of action has been asserted include both the Indemnifying Party and such Indemnitee and, in the reasonable judgment of counsel to such Indemnitee, there exists one or more defenses that are in conflict with those available to the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the fees and disbursements of more than one counsel for all Indemnitees in connection with any one proceeding or any similar or related proceedings arising from the same general allegations or circumstances. Without the prior written consent of the Indemnitee, the Indemnifying Party will not enter into any settlement of any Third Party Claim that would result in (A) the imposition of a consent order, injunction, decree or judgment that would restrict the future activity or conduct of, or impose any non-monetary liability, obligation or commitment on, the Indemnitee or any of its Affiliates, (B) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnitee or any of its Affiliates, (C) a finding or admission that would have an adverse effect on other claims made or threatened or reasonably anticipated to be made against the Indemnitee or any of its Affiliates, or (D) any monetary liability of the Indemnitee that shall not be promptly paid or reimbursed by the Indemnifying Party. Any such settlement or compromise shall include as an unconditional term thereof the giving by the claimant of a release of the Indemnitee and the Indemnified Party from all liability with respect to such Third Party Claim. If a settlement offer solely for money damages is made by the applicable third party claimant (which offer provides for a full and unconditional release of the Indemnitee), and the Indemnifying Party notifies the Indemnitee in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnitee, the Indemnitee may continue to contest such claim, free of any participation by the Indemnifying Party, and the Indemnifying Party shall have no obligation to the Indemnitee hereunder with respect to such claim and, if the Indemnifying Party is a co-defendant and as a result of not being able to settle on the terms rejected by the Indemnitee, the Indemnifying Party is found liable for, or settles the claims against the Indemnifying Party for more than the Indemnifying Party could have settled such claims, then the Indemnitee will indemnify the Indemnifying Party hereunder for such excess.

9.4.2 Any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after the later to occur of the incurrence or discovery thereof, provided, however, that the failure of the Indemnitee to notify the Indemnifying Party within such 30 calendar days shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article 9 to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise); provided that no Indemnifying Party will have any liability for a claim notice of which is not received by the Indemnifying Party within 30 calendar days of the applicable expiration date specified in Section 9.1.2 or 9.2.2, respectively. The Indemnifying Party will have a period of 30 calendar days after receipt of a timely notice of claim within which to respond in writing to such claim. If the Indemnifying Party does not so respond within such thirty (30) calendar day period following receipt of a timely claim, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Article 9.

9.4.3 If, after the making of any Indemnification Payment, the amount of the Indemnifiable Loss to which such payment relates is reduced by actual recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other entity, the amount of such reduction (less any costs, expenses, premiums or Taxes incurred in connection therewith) will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any Indemnification Payment, the Indemnifying Party will, to the extent of such Indemnification Payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Indemnifiable Loss to which the Indemnification Payment relates; provided that (i) the Indemnifying Party shall then be in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss, and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, all claims of the Indemnifying Party against any such third party on account of said Indemnification Payment will be subrogated and subordinated in right of payment to the Indemnitee’s rights against such third party on account of said Indemnification Payment. Without limiting the generality or effect of any other provision of this Article 9, each such Indemnitee and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

10. MISCELLANEOUS.

10.1 Notices. All notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be (i) in writing; (ii) delivered by personal delivery, facsimile transmission (with telephonic confirmation) or sent by commercial delivery service or certified mail, return receipt requested; (iii) deemed to have been given on the date of personal delivery, the date of facsimile transmission (with telephonic confirmation) or the date set forth in the records of the delivery service or on the return receipt (in each case, regardless of whether such notice, demand or request is actually received); and (iv) addressed as follows:

If to Seller:	The World Company
Attention: Ralph Gage
609 New Hampshire
Lawrence, KS 66044
Facsimile: 785-832-7207
Telephone: 785-832-7125

With a copy to (which shall not constitute notice):	Lathrop & Gage LLP
Attention: James B. Betterman
10851 Mastin, Suite 1000
Overland Park, KS 66210
Facsimile: (913) 451-0875
Telephone: (913) 451-5102
E-mail: jbetterman@lathropgage.com

If to Buyer:	Knology of Kansas, Inc.
Attn: General Counsel
1241 O.G. Skinner Drive
West Point, GA 31833
Facsimile: (706) 645-0148
Telephone: (706) 634-2663

With a copy to (which shall not constitute notice):	Carlton Fields, P.A.
Attn: James Walker IV and Terresa R. Tarpley
One Atlantic Center
1201 West Peachtree Street
Suite 3000
Atlanta, GA 30309
Facsimile: (404) 815-3415
Telephone: (404) 815-2662

or to any such other persons or addresses as the Parties may from time to time designate in a writing delivered in accordance with this Section 10.1.

10.2 No Assignment; Benefit and Binding Effect. No Party may assign this Agreement without the prior written consent of the other Party, except as expressly permitted in this Section 10.2. Buyer may assign this Agreement and its rights and interests herein, subject to the terms of this Agreement (including applicable conditions, limitations and qualifications hereunder): (a) for collateral security purposes to any lender providing financing to Buyer or its Affiliates for purposes of consummating the transactions contemplated by this Agreement (and any such lender may exercise all or any of the rights and remedies of Buyer hereunder after the date of this Agreement) and (b) to any successor, assignee or designee of the lender that is a purchaser or assignee of the Assets in connection with such lender’s exercise of its rights and remedies under its collateral pledge hereof; (c) in connection with a change of control, merger or reorganization of Buyer or a sale of all or substantially all of Buyer’s stock or assets; or (d) to any Affiliate of Buyer, provided that the assignee of Buyer agrees in writing to be bound by the provisions of this Agreement; provided that in the event of a transfer under (b), (c) or (d), Buyer shall remain liable to Seller for any liabilities which may accrue under Section 8.2. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

10.3 Governing Law/Consent to Jurisdiction. This Agreement and the rights of the Parties under it will be governed by and construed in all respects in accordance with the laws of the State of Kansas, without regard to the conflicts of laws principles of such state. THE PARTIES HEREBY IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURTS OF THE STATE OF KANSAS AND OF THE UNITED STATES LOCATED IN THE STATE OF KANSAS FOR THE PURPOSE OF ANY LITIGATION RELATING TO THIS AGREEMENT AND WAIVE ANY OBJECTION THAT THEY AT ANY TIME MAY HAVE TO THE LAYING OF VENUE IN ANY SUCH COURT AND/OR TO ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY WAIVE PERSONAL SERVICE OF ANY PROCESS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING AND AGREE THAT THE SERVICE THEREOF MAY BE MADE BY CERTIFIED OR REGISTERED MAIL ADDRESSED TO OR BY PERSONAL DELIVERY TO THE OTHER PARTY AT SUCH OTHER PARTY’S ADDRESS SET FORTH IN SECTION 10.1. IN THE ALTERNATIVE, IN ITS DISCRETION, EITHER PARTY MAY EFFECT SERVICE UPON THE OTHER PARTY IN ANY OTHER FORM OR MANNER PERMITTED BY LAW.

10.4 Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS OR RELATIONSHIPS CREATED UNDER OR BY THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT EITHER OF THEM MAY FILE A COPY OF THIS SECTION OF THIS AGREEMENT WITH ANY COURT OR OTHER TRIBUNAL AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY.

10.5 Headings. The headings herein are included for ease of reference only and shall not control or affect the meaning or construction of the provisions of this Agreement.

10.6 Gender and Number. Words used herein, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender, masculine, feminine or neuter, and any other number, singular or plural, as the context requires.

10.7 Entire Agreement; Amendments. This Agreement, all schedules and exhibits hereto, and all documents and certificates to be delivered by the Parties pursuant hereto collectively represent the entire understanding and agreement between Buyer and Seller with respect to the subject matter hereof. Notwithstanding the foregoing or anything set forth in the Confidentiality Agreement, the Parties agree that the Confidentiality Agreement shall remain in full force and effect until the Closing hereunder and the return or destruction of all of the Evaluation Materials (as defined therein) with a certificate certifying to such destruction being delivered to the Parties. If this Agreement is terminated in accordance with its terms, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. All schedules and exhibits attached to this Agreement shall be deemed part of this Agreement and incorporated herein, where applicable, as if fully set forth herein. This Agreement supersedes all prior negotiations among Buyer and the Seller with respect to the transactions contemplated hereby, and all letters of intent and other writings relating to such negotiations, and cannot be amended, supplemented or modified except by an agreement in writing signed by Buyer and Seller which makes specific reference to this Agreement or an agreement delivered pursuant hereto, as the case may be.

10.8 Further Assurances. All Parties covenant that at any time, and from time to time, after the Closing Date, it or they will execute such additional instruments and take such actions as may be reasonably requested by any Party to effect the transactions contemplated by this Agreement.

10.9 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of either Party to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.

10.10 Severability. It is the desire and intent of the Parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Legal Requirements and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.11 Counterparts; Delivery of Signatures by Facsimile or Electronic Delivery. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were upon the same instrument, and a facsimile transmission or electronic delivery of a manual signature shall be deemed to be an original signature.

10.12 No Third Party Beneficiaries. This Agreement constitutes an agreement solely among the Parties, and is not intended to and will not confer any rights, remedies, obligations or liabilities, legal or equitable on any Person (including any employee or former employee of the Seller) other than the Parties and their respective successors or permitted assigns and, solely with respect to Article 9, the Indemnitees, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement.

10.13 Construction; Disclosure Schedules. This Agreement has been negotiated by Buyer and the Seller and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting this Agreement shall not apply in any construction or interpretation of this Agreement. In this Agreement (a) the words “hereof,” “herein,” “hereto,” “hereunder,” and words of similar import may refer to this Agreement as a whole and not merely to a specific section, paragraph, or clause in which the respective word appears, (b) words importing gender include the other gender as appropriate, (c) any terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural depending on the reference, (d) unless otherwise stated, references to any Section, Article, Schedule or Exhibit are to such Section or Article of, or Schedule or Exhibit to, this Agreement, (e) the words “include”, “includes”, and “including” are deemed in each case to be followed by the words “without limitation,” (f) the word “shall” denotes a directive and obligation, and not an option, (g) references to a Person are also to its permitted successors and assigns and (h) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if.” Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and any reference to any agreement, instrument or statute herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except where expressly provided otherwise in this Agreement, whenever a Party hereto is allowed or required to provide a consent, approval or waiver or to take any discretionary action or make any discretionary determination with respect to any matter, unless the applicable provision explicitly states to the contrary, such consent, approval, waiver action or determination may be given, taken, made or withheld in such Party’s sole, complete and absolute discretion. Disclosure of information included on any disclosure schedule (or portion of any disclosure schedule) shall be considered disclosures for all other disclosure schedules (or other portions of other disclosure schedules) to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other disclosure schedules (or other portions of disclosure schedules). In addition, (a) the fact that any disclosure on any schedule is not required to be disclosed in order to render the applicable representation or warranty to which it relates true, or that the absence of such disclosure on any schedule would not constitute a breach of such representation or warranty, shall not be deemed or construed to expand the scope of any representation or warranty hereunder or to establish a standard of disclosure in respect of any representation or warranty and (b) disclosure of a particular matter on any schedule shall not be construed to mean that such matter is material or would reasonably be expected to have a Material Adverse Effect.

10.14 Specific Performance. Seller acknowledges that the unique nature of the transactions contemplated by this Agreement may render money damages an inadequate remedy for the breach by Seller of its obligations under this Agreement. Seller agrees that in the event of such breach by Seller, absent any right of Seller at such time to terminate this Agreement in accordance with its terms, (i) Buyer may, upon proper action instituted by it, be entitled to seek a decree of specific performance of this Agreement, and (ii) such rights are cumulative and in addition to any other remedy to which Buyer may be entitled at law or equity; provided that Buyer may not exercise the right of specific performance so as to avoid the application of the risk of loss and other damages provisions of Sections 5.23, 6.1.11 or 6.2.6 or the indemnification provisions of Article 9 (including without limitation the application of the limitations therein on the survival of certain agreements, covenants, representations and warranties and the Basket Amount and Cap Limitation). Seller shall not be entitled to seek specific performance in order to cause Buyer to consummate the transaction contemplated by this Agreement.

(Signatures on following page.)

IN WITNESS WHEREOF, this Asset Purchase Agreement has been executed and delivered by authorized representatives of each of Buyer and Seller as of the date first above written.

SELLER: THE WORLD COMPANY

By:	/s/ Dolph C. Simon, Jr.
Name:	Dolph C. Simon, Jr.
Title:	Corporate President

BUYER: KNOLOGY OF KANSAS, INC.

By:	/s/ M. Todd Holt
Name:	M. Todd Holt
Title:	President and Chief Financial Officer

Exhibit 5.18

TRANSITION SERVICES

AND

POST CLOSING SERVICES AGREEMENT

This Transition Services and Post Closing Services Agreement (“Agreement”) is entered into this 15th day of October, 2010, by and between THE WORLD COMPANY, a Kansas corporation (“Seller”), and KNOLOGY OF KANSAS, INC., a Delaware corporation (“Buyer”). Seller and Buyer are each referred to herein as a “Party” and are referred to together as the “Parties.”

WHEREAS, on August 3, 2010, Seller and Buyer entered into that certain Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which Buyer shall purchase certain assets owned by Seller located in Kansas, as more fully described in the Asset Purchase Agreement; and

WHEREAS, the Parties have agreed to enter into this Agreement (a) to more specifically identify the forms of support, services and cooperation to be provided by one Party to the other during the period following the date hereof through and including a transitional period that will begin on the Closing Date and extend through the one-year anniversary of the Closing Date, and (b) to more specifically identify the post closing services to be provided by Seller to Buyer and by Buyer to Seller; all of which shall be provided in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of these premises, the mutual covenants exchanged below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

1. Definitions. Except to the extent otherwise expressly provided in this Agreement, capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Asset Purchase Agreement.

2. Term. The term of this Agreement shall be for the period commencing on the date hereof and ending on the first to occur of (a) one (1) year after the Closing Date, (b) termination of the Asset Purchase Agreement in accordance with the terms of Section 8.1 thereof, (c) the completion of conversion services and post closing services (collectively, the “Services”) or (d) such date upon which this Agreement is otherwise terminated (the “Termination Date”). Buyer may elect to terminate any Services provided from Seller to Buyer under this Agreement at any time, for any reason in its sole discretion, upon providing sixty (60) days prior written notice to Seller and subject to the payment by Buyer of any costs incurred by Seller in connection with such termination; provided, however, that Buyer shall not be released by reason of any such termination from any obligation to pay Seller in connection with any Services provided before the date of such termination.

3. Conversion Related Services.

3.1. Commencing on the date hereof and ending on the completion of the final milestone set forth in Schedule 1 (the “Conversion Period”), the Parties will perform and complete the applicable activities according to the milestones established in Schedule 1 (“Conversion Transition Plan”), and Seller will provide Buyer with all of the data, processes and deliverables in Seller’s possession which are necessary for the completion of the Conversion Transition Plan. The Conversion Transition Plan will be completed during the Conversion Period. Buyer and Seller will use commercially reasonable efforts to complete the Conversion Transition Plan on the time frames set forth in Schedule 1.

3.2. Except as otherwise required by this Agreement or the Asset Purchase Agreement, each Party shall be directly responsible for its own expenses, liabilities and costs, and those of its Affiliates, that are incurred in connection with the execution of the Conversion Transition Plan, provided, however, that Buyer shall be responsible for any third party expenses related to the conversion, and as long as Buyer has authorized such expenses, Buyer shall reimburse Seller for any necessary and documented out-of-pocket third party costs incurred by Seller in facilitating the conversion. For purposes of this section, “third party expenses” shall not include expenses of the Seller or its Affiliates unless specifically provided herein.

4. Post-Closing Services.

4.1. Seller agrees to provide the services described in Schedule 2, and Buyer agrees to provide the services described in Schedule 3 (collectively, the “Post-Closing Services”).

4.2. Seller, and any of its applicable Affiliates, hereby agrees to provide to Buyer all telecommunications services granted to Seller or any of its applicable Affiliates by any relevant authority, including, but not limited to, the Federal Communications Commission, the Kansas Corporation Commission or the State of Kansas, or as granted to Seller or any of its applicable Affiliates under any telecommunications service interconnection agreement with any third party, for a period not to exceed sixty (60) days following the Closing.

4.3. Buyer will have use of the domains and URLs specified in the Asset Purchase Agreement for the purposes of server support and e-mail services to subscribers as these services are currently provided for the System. Seller shall cooperate with Buyer in transitioning current subscriber accounts as soon as practicable from the Systems to Buyer’s systems, including, without limitation, forwarding employees’ e-mails to addresses on Buyer’s network for a period requested by Buyer not to exceed twelve (12) months following the Closing. Seller shall not charge Buyer for the support and services described in this Section 4.3.

4.4. Buyer and Seller, respectively, shall pay the fees described in Schedule 2 and Schedule 3 for the Post-Closing Services. These fees shall be due on the last day of each month such Post-Closing Services are received, or, at the sole discretion of the Party entitled to receive such fee, otherwise in the normal course of business. All fees due under this Section 4.4 shall be paid within thirty (30) days after the due date.

4.5. Any services or payments to be provided under a separate agreement between or involving the Parties shall be governed by such separate agreement.

5. Obligations of Cooperation.

5.1. The Parties will cooperate in good faith with each other to make any mutually acceptable revisions to the Conversion Transition Plan as reasonably needed to transition the functions and operations of the Business as contemplated herein.

5.2. Each Party will use good faith efforts to perform the tasks required of it under the Conversion Transition Plan in accordance with the respective schedules for the completion of such tasks. Each Party acknowledges and agrees that if any tasks of a Party are necessarily conditioned on the completion of any prerequisites or other tasks to be completed by the other Party (or any third party vendors of the other Party), then the first Party will not be obligated to perform its tasks until such conditions or prerequisites are performed in an appropriate, proper and timely manner. Each Party agrees to give the other Party prompt notice of the other Party’s nonperformance or inadequate performance under this Agreement. Buyer is responsible for the overall management of the transition and will use good faith efforts to keep the transition on schedule and to identify and resolve any problems in the timely completion of each task.

6. Payment Disputes. In the event that either Party disputes any amount of the other Party’s claim for fees or reimbursement payable under this Agreement, the disputing Party shall promptly provide to the other Party a written “Notice of Disagreement.” During the 15-day period following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve any differences which they may have with respect to any matter specified in the Notice of Disagreement, and each shall provide the other with reasonable access to any books, records, working papers or other information reasonably necessary or useful in the preparation or calculation of the claim which is disputed in the Notice of Disagreement. If, at the end of such 15-day period, any of the matters specified in the Notice of Disagreement remain unresolved, then the Parties shall submit all such unresolved matters to a nationally recognized independent public accounting firm to be agreed upon by Seller and Buyer (the “Independent Accountants”) for the purpose of determining a final resolution. The Independent Accountants shall render a decision resolving the matters submitted to the Independent Accountants within 15 days following submission thereto (or as soon thereafter as reasonably practicable). The fees and expenses of the Independent Accountants incurred pursuant to this Agreement shall be shared equally by Buyer and Seller.

7. Cessation of Services; Termination; Limitation of Damages.

7.1. Seller’s obligations under this Agreement to provide Services to Buyer shall not in any way be deemed a promise by Seller or any of its Affiliates to continue in its or their employ any person who is an employee of Seller on the date of this Agreement or on the Closing Date. In addition, neither Seller nor any of its Affiliates shall have any obligation to provide for the replacement of any employee whose services are discontinued, whether voluntarily or involuntarily, in any fashion, whether through hire, reassignment or otherwise.

7.2. Except in the event of willful misconduct by a Party, neither Party will be liable to the other Party for any consequential, special, punitive or exemplary damages, including damages arising from loss or interruption of business, profits, business opportunities or goodwill, loss or use of facilities, loss of capital, claims of customers, or any cost or expenses related thereto, except to the extent such damages have been recovered by a third party and are subject to a claim for indemnity pursuant to this Agreement or the Asset Purchase Agreement.

8. Indemnification.

8.1. Buyer shall indemnify, defend, and hold harmless Seller and its Affiliates and their respective officers, directors, employees, and agents from and against any Indemnifiable Losses to person or property caused by the willful acts of Buyer or its employees in connection with this Agreement. Seller shall indemnify, defend, and hold harmless Buyer and its Affiliates and their respective officers, directors, employees, and agents from and against any Indemnifiable Losses to person or property caused by willful acts of Seller or its employees in connection with this Agreement.

8.2. If the Services infringe any third party Intellectual Property, or if Seller has reason to believe that the Services may infringe any third party Intellectual Property, then in either such event, Seller will, at Buyer’s request and expense, procure for Buyer the right to continue receiving the Services or modify the Services to make them non-infringing. If Seller is enjoined from providing any of the Services at any time, then Seller may terminate/cancel such Services upon notice to Buyer.

8.3. Section 9.2 of the Asset Purchase Agreement is hereby incorporated by reference into this Agreement and shall apply to any claims for indemnity brought pursuant to this Section 8.

9. Proprietary and Confidential Information. Section 5.2 of the Asset Purchase Agreement and the Confidentiality Agreement shall govern the disclosure of all confidential or proprietary information disclosed by one Party to the other Party pursuant to this Agreement. For the avoidance of doubt, Seller and Buyer may use information described in the Confidentiality Agreement, as necessary, to provide or use the Services contemplated in this Agreement.

10. Miscellaneous.

10.1. This Agreement, together with the Asset Purchase Agreement and the other agreements referenced therein, embodies the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. This Agreement and the Asset Purchase Agreement supersede all prior agreements and understandings between the Parties hereto with respect to such subject matter, and this Agreement shall not be modified or amended except in a subsequent writing signed by the Parties.

10.2. If any provision of this Agreement shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, then such provision shall be construed, to the extent feasible, so as to render it enforceable and to provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth herein and, if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential and material to the rights of either Party. In such event, the Parties shall negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly conveys the Parties’ intent in entering into this Agreement.

10.3. Neither the waiver by either Party of a breach of, or a default under, any of the provisions of this Agreement, nor the failure of either Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any of such provisions, rights, or privileges hereunder.

10.4. The Parties acknowledge and agree that in the event any provision of this Agreement conflicts with any provision of the Asset Purchase Agreement, the terms of this Agreement shall control solely with respect to the Services and payments provided hereunder.

IN WITNESS WHEREOF, the Parties, acting by and through their duly authorized representatives, have executed this Agreement as of the day and year first above written.

THE WORLD COMPANY, a Kansas corporation		KNOLOGY OF KANSAS, INC., a Delaware corporation

By:		By:
	Dolph C. Simons, Jr. Corporate President		M. Todd Holt President and Chief Financial Officer

SCHEDULE 1

CONVERSION TRANSITION PLAN

Conversion Transition Plan – as maintained by Rick Perkins

SCHEDULE 2

POST-CLOSING SERVICES

To be provided by Seller to Buyer

Note: Unless otherwise specifically provided below, Seller will be entitled to reimbursement from Buyer for any incremental third-party costs incurred by Seller in connection with any post-closing services provided by Seller to Buyer.

Accounting:

For a period beginning on the Closing Date and continuing until no later than March 31, 2011, Seller will permit Buyer to use Seller’s accounting software for general ledger, accounts payable, property accounting, and all related accounting functions and administration; provided, however, that Buyer’s use of such accounting software will be subject to all terms and conditions of any applicable software license agreements, and Buyer agrees to be, and at all times will be, bound by all such terms and conditions.

Information Technology:

For a period of up to 120 days following the Closing Date, Seller’s IT staff will work with Buyer’s IT staff to ensure a seamless transition from a comingled environment to one where separately housed and secured systems are in place to satisfy the operational needs of both Buyer and Seller.

Seller agrees to provide assistance in the following areas:

(a)	Seller to procure all hardware required to implement an IT environment independent from Seller that permits Buyer to conduct business substantially as it is being conducted on the Closing Date, except as otherwise agreed by the Parties.

(b)	Seller to assist in all hardware implementation of servers, routers and miscellaneous equipment at Buyer’s “Headend” location.

(c)	Seller to assume responsibility for any additional license purchases required to implement an IT environment that permits Buyer to conduct business substantially as it is being conducted on the Closing Date, except as otherwise agreed by the Parties.

(d)	Seller to ensure current operational applications and licensing arrangements are properly registered with vendors.

(e)	Seller to make available all historical data records across various operational application platforms, including e-mail, to ensure no loss of historical information related to Buyer’s operational processes.

Other:

Seller to permit the use of space by Buyer for video advertising staff located at 609 New Hampshire, Lawrence, Kansas, for up to 90 days following the Closing Date, at no charge to Buyer.

Seller to permit the use of space by Buyer for video news (Channel 6) staff located at 645 New Hampshire, Lawrence, Kansas, for up to 90 days following the Closing Date, at no charge to Buyer.

On or before the Closing Date, Seller, or Seller’s Affiliate, to provide Buyer with an underground use easement in a form acceptable to Seller and Buyer, for fiber or other underground utilities located along the West side of the property commonly known and numbered as 612 New Hampshire, Lawrence, Kansas.

On or before the Closing Date, Seller to provide Buyer with an underground use easement in a form acceptable to Seller and Buyer, for fiber or other underground utilities located along the West side of the parking lot north of that property commonly known and numbered as 644 New Hampshire, Lawrence, Kansas.

On or before the Closing Date, Seller, or Seller’s Affiliate, to provide Buyer with an underground use easement in a form acceptable to Seller and Buyer, for fiber or other underground utilities located along the South side and a portion of the West Side of that property commonly known and numbered as 645 New Hampshire, Lawrence, Kansas.

On or before the Closing Date, Seller and Buyer to enter into a tower ground lease agreement, with an initial term of 20 years, in a form acceptable to Seller and Buyer, for land use and access to the tower site at 2211 East 15th Street.

Seller to provide Buyer with a license, effective as of the Closing Date, for “Ellington” with Mediaphormedia for use on the Sunflower website in exchange for payment at the rate of $500 per month payable from Buyer to Seller, as documented in a Hosted Software License Agreement to be executed by the Parties on or before October 31, 2010.

Seller to provide Buyer with a “News Budget” license, effective as of the Closing Date, from Mediaphormedia for use by Channel 6 in exchange for payment at the rate of $100 per month payable from Buyer to Seller, as documented in a Hosted Software License Agreement to be executed by the Parties on or before October 31, 2010.

Seller to provide Buyer with online advertising support for up to 90 days following the Closing Date for 6newslawrence.com, thedriveshow.com, and Lawrence.com/turnpike, including ad management and reporting that permits Buyer to conduct business substantially as it is being conducted on the Closing Date, except as otherwise agreed by the Parties. Online advertising revenue from these sites will go to Buyer.

SCHEDULE 3

POST-CLOSING SERVICES

To be provided by Buyer to Seller

For a period of up to 120 days following the Closing Date, Buyer’s IT staff will work with Seller’s IT staff to ensure a seamless transition from a comingled environment to one where separately housed and secured systems are in place to satisfy the operational needs of both Buyer and Seller.

Effective as of the Closing Date, Buyer to provide internet bandwidth of 200Mb (burst to 1Gb), including DNS and DHCP services, to The World Company for a charge of $10,000 per month payable from Seller to Buyer, as documented in a Business Communications Services Agreement to be entered into by the Parties on or before October 31, 2010.

Effective as of the Closing Date, Buyer to provide telephone service to World Company entities at standard commercial rates payable from Seller to Buyer, as documented in a Business Communications Services Agreement to be entered into by the Parties on or before October 31, 2010.

Effective as of the Closing Date, Buyer to permit co-location of two racks located at 644 New Hampshire, Lawrence, Kansas, and used by Mediaphormedia, for a charge of $500 per rack per month payable from Seller to Buyer, as documented in an Equipment Collocation Agreement to be entered into by the Parties on or before October 31, 2010.

Effective as of the Closing Date, Buyer to grant and permit Seller a permanent, non-exclusive right and license to use any and all conduits to Seller’s properties, at no charge to Seller.

Exhibit 5.20

SELLER RESTRICTIVE COVENANTS AGREEMENT

Knology, Inc.

1241 O.G. Skinner Drive

West Point, Georgia 31833

Knology of Kansas, Inc.

1241 O.G. Skinner Drive

West Point, Georgia 31833

Ladies and Gentlemen:

This Restrictive Covenants Agreement (the “Agreement”) is entered into this ___ day of _____________, 2010 (the “Effective Date”) by and among The World Company, a Kansas corporation (“Seller”), Dolph C. Simons, Jr., an individual resident of the State of Kansas (“Dolph Simons”), Dan C. Simons, an individual resident of the State of Kansas (“Dan Simons,” and together with Dolph Simons, the “Principals” and each individually, a “Principal”), and Knology of Kansas, Inc., a Delaware corporation (“Buyer”), and Knology, Inc., a Delaware corporation (“Parent”). Reference is made to that certain Asset Purchase Agreement, dated as of _______________, 2010 (the “Asset Purchase Agreement”), by and between Seller and Buyer, pursuant to which Buyer has purchased and acquired from Seller (with funds Buyer has received from Parent), and Seller has sold, substantially all of the assets of Seller’s Division that conducts the Business. Capitalized terms used in this Agreement but not defined in this Agreement shall have the meanings given to such terms in the Asset Purchase Agreement. Further, the Asset Purchase Agreement is hereby incorporated herein by this reference.

Parent is the ultimate stockholder of Buyer and will benefit, directly or indirectly, from the transactions contemplated by the Asset Purchase Agreement. Parent, Buyer and all of their respective subsidiaries are hereinafter collectively referred to as the “Knology Group.”

The Seller has several direct or indirect subsidiaries such as Mediaphormedia, LLC, Orbiter, L.L.C., StoryMarket L.L.C. and Free State Communications, LLC. and an Affiliate known as WorldWest Limited Liability Company (collectively, the “Seller Parties”). Seller, Seller Parties and all of their respective subsidiaries are hereinafter collectively referred to as the “Seller Group.”

The Seller Group has conducted and shall continue to conduct during and after the Restricted Period (as defined below) within and without the Territory (as defined below) multiple media businesses other than the Business conducted by the Division (collectively, the “Seller Group Continuing Businesses”). The Seller Group Continuing Businesses are described in more detail on Exhibit B attached hereto and incorporated herein by reference.

Seller acknowledges that on the Closing Date, and immediately prior to the consummation of the transaction contemplated by the Asset Purchase Agreement, Seller owned all of the Assets, and therefore, Seller received all of the consideration payable pursuant to the Asset Purchase Agreement on account of the sale of the Assets thereunder. Seller’s agreement to the restrictions set forth herein is an essential condition to Buyer’s willingness to enter into the Asset Purchase Agreement and for Buyer, with funds supplied by Parent, to pay Seller the consideration contemplated thereunder. Without this Agreement being made by Seller, Buyer and Parent would not consummate the transactions contemplated by the Asset Purchase Agreement at any price.

Dolph Simons acknowledges that on the Closing Date, and immediately prior to the consummation of the transaction contemplated by the Asset Purchase Agreement, he was the beneficiary of an irrevocable trust which owned approximately 2.55% of the securities of Seller, and therefore, he received a material benefit as a beneficiary of such trust from the transactions accomplished pursuant to the Asset Purchase Agreement. Dolph Simons’ agreement to the restrictions set forth herein is an essential condition to Buyer’s willingness to enter into the Asset Purchase Agreement and for Buyer, with funds supplied by Parent, to pay Seller the consideration contemplated thereunder. Without this Agreement being made by Dolph Simons, Buyer and Parent would not consummate the transactions contemplated by the Asset Purchase Agreement at any price.

Dan Simons acknowledges that on the Closing Date, and immediately prior to the consummation of the transaction contemplated by the Asset Purchase Agreement, he and his descendants were beneficiaries of several irrevocable trusts which owned approximately 25% of the securities of Seller, and therefore, he received a material benefit as a beneficiary of such trust from the transactions accomplished pursuant to the Asset Purchase Agreement. Dan Simons’ agreement to the restrictions set forth herein is an essential condition to Buyer’s willingness to enter into the Asset Purchase Agreement and for Buyer, with funds supplied by Parent, to pay Seller the consideration contemplated thereunder. Without this Agreement being made by Dan Simons, Buyer and Parent would not consummate the transactions contemplated by the Asset Purchase Agreement at any price.

In consideration of the foregoing, for the sum of $100.00 cash in hand paid to each of Seller, Dolph Simons and Dan Simons by each of Parent and Buyer, and for other good and valuable consideration, the receipt and sufficiency thereof being hereby acknowledged, Seller and each Principal hereby covenant and agree as follows:

1.	During the period (the “Restricted Period”) commencing on the date hereof and continuing until ___________, 2013, except with Buyer’s and Parent’s prior written consent, Seller will not, and it will not permit the Seller Parties to, individually or collectively, own, manage, operate, control, participate or engage (including as a partner in a joint venture or similar arrangement), directly or indirectly, in the business of owning or operating a Competing Business in the Territory. An enterprise (other than the Seller Group Continuing Businesses operated by the Seller Group) shall be deemed to be engaged in a “Competing Business” if it directly or indirectly does any of the following (collectively, the “Services”) by any means or method whatsoever, including, without limitation, by wireless delivery: (i) provides, or provides access to, television or video services; (ii) provides internet access; (iii) provides, or provides access to, telephone or message services; or (iv) provides, or provides access to, television programming or video production services, in each case to any person or entity including, without limitation, to individuals, businesses, wholesellers or resellers. The term “Territory” shall mean any of the geographic areas that are as of the date hereof covered by the franchises listed on Exhibit A attached hereto. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be deemed to prohibit or restrict the Seller Group from, and the term “Services” shall not include Seller Group or the Principals doing any of the following: (A) performing Services at the written request of and on behalf of the Knology Group, (B) owning the securities of any issuer that provides Services in the Territory if such issuer’s securities are listed on a national securities exchange, the NASDAQ Stock Market or otherwise publicly-traded, which securities constitute less than 5% of the fully-diluted shares of common stock of such issuer and are held for investment purposes only, (C) owning, acquiring or otherwise holding, directly or indirectly, any passive investments in any publicly-traded mutual fund to which such Principal does not provide direction or have control, authority or input with respect to the investment in and management of the companies in which such entity invests (a “Fund”), any of which Funds may acquire interests in any publicly-traded corporation engaged in a Competing Business or (D) engaging in the Seller Group Continuing Businesses.

2.

During the Restricted Period commencing on the date hereof and continuing until ___________, 2013 (date to be inserted will be three years from closing date), except with Buyer’s and Parent’s prior written consent or as provided in this Agreement, each Principal agrees that he will not serve as an officer, director, employee, consultant or advisor of, or directly or indirectly own any interest or investment in or make any loan to, any individual proprietorship, partnership, corporation, limited liability company, joint venture, or any other form of business entity or association whatsoever (except on behalf of and at the written request of the Knology Group), if such entity is directly or indirectly engaged in whole or in part in any Competing Business in the Territory. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be deemed to prohibit or restrict such Principal from: (A) performing Services at the written request of and on behalf of the Knology Group, (B) owning the securities of any issuer that provides Services in the Territory if such issuer’s securities are listed on a national securities exchange, the NASDAQ Stock Market or otherwise publicly-traded, which securities constitute less than 5% of the fully-diluted shares of common stock of such issuer and are held for investment purposes only, (C) owning, acquiring or otherwise holding, directly or indirectly, any passive investments in any publicly-traded mutual fund to which such Principal does not provide direction or have control, authority or input with respect to the investment in and management of the companies in which such Fund, any of which Funds may acquire interests in any publicly-traded corporation engaged in a Competing Business or (D) serving as an officer, director, employee, consultant or advisor of, or directly or indirectly owning any interest or investment in or make any loan to, any of the Seller Group Continuing Businesses.

3.	Seller and each Principal agrees that the solicitation by Seller, either Principal or any of the Seller Parties of any employee of Knology Broadband, Inc. or Customer (as defined below) of the Knology Group would have an adverse impact on the Knology Group. During the Restricted Period, Seller and each Principal will not, and will cause the Seller Parties to not, directly or indirectly:

a)	solicit or attempt in any manner to solicit any Customer of the Knology Group with respect to any Services, or to persuade or attempt to persuade any Customer to cease to do business with the Knology Group, or to reduce the amount of business that any Customer is then doing with the Knology Group; or

b)	divert or attempt to entice away from the employ of Knology Broadband, Inc., or assist anyone else to divert or entice away from Knology Broadband, Inc. who is then an employee of the Knology Broadband, Inc.; or

c)	render any Services, or cause to be rendered any Services, to or for any Customer.

As used in this Agreement, “Customer” shall mean: (1) anyone who with respect to the Services is a customer of the Division on the Closing Date, a customer of the Knology Group on the Closing Date, or becomes a customer of the Knology Group during the Restricted Period; (2) anyone who with respect to the Services was a customer of the Division at any time during the six month period immediately preceding the Closing Date; and (3) any prospective customer with respect to the Services to whom the Division had made a formal pitch or presentation at any time during the six month period immediately preceding the Closing Date. Nothing in this Agreement (A) shall prohibit the Seller Group from soliciting through general advertising or comparable forms of general solicitation not specifically targeted at the Knology Group’s employees, (B) shall preclude the right of the Seller Group to employee such personnel who on their initiative (including responding to employment advertisements) seek employment with such person or (C) shall prohibit the Seller Group from advertising to or soliciting its customers with respect the Seller Group Continuing Businesses even if such customer is also a Customer of the Division or the Knology Group.

4.	Seller and each Principal will not at any time during the Restricted Period disclose to any person or entity any confidential information or trade secret of the Knology Group (such as, without limitation, customer lists, marketing plans or budgets) or, except in connection with the Seller Group Continuing Businesses, utilize such confidential information or trade secret for Seller’s or such Principal’s own benefit or for the benefit of third parties, or disparage any member of the Knology Group or any officer or director of any member of the Knology Group. All memoranda, notes, records or other documents compiled by Seller or either Principal that contains any such confidential information or trade secrets shall also be subject to the foregoing sentence. The term “confidential information or trade secret” does not include information that becomes generally available to the public other than by breach of this paragraph. Notwithstanding the foregoing, Seller and each Principal shall be permitted to disclose confidential information and trade secrets to Seller’s or such Principal’s advisors and legal representatives in connection with any dispute among the parties pertaining to the subject matter of this Agreement or with respect to the Seller Group Continuing Businesses; it being understood and agreed that Seller and each Principal shall be and remain liable to the Knology Group for any further disclosure by such party.

5.	Each Principal acknowledges and agrees that his position with Seller required the performance of services that were special, unique, extraordinary and of an intellectual character; and his position with Seller placed him in a position of confidence and trust with the customers and employees of the Division. Accordingly, Seller and each Principal acknowledge that the type and periods of the restrictions imposed by this Agreement are fair and reasonable and are reasonably required for the protection of the legitimate business interests of the Knology Group and the confidential information, proprietary property and goodwill associated with the Assets and the business being purchased pursuant to the Asset Purchase Agreement; and that the time, scope, geographic area and other provisions of this Agreement have been specifically negotiated by sophisticated commercial parties and are given as an integral part of the transactions contemplated by the Asset Purchase Agreement. If any of the covenants in this Agreement, or any part hereof, is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portions. In the event that any covenant contained in this Agreement shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the maximum period of time for which it may be enforceable and/or over the maximum geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action. The existence of any claim or cause of action which Seller or either Principal may have against the Knology Group or any of them shall not constitute a defense or bar to the enforcement of any of the provisions of this Agreement and must be pursued through separate court action by Seller or either Principal.

6.	Seller and each Principal acknowledge that if Seller or either Principal commits a breach or overtly threatens to commit a breach of any of the covenants contained in this Agreement, Parent and/or Buyer shall have the right to have the provisions of this Agreement specifically enforced without being required to post bond or other security and without having to prove the inadequacy of the available remedies at law; it being acknowledged and agreed that any such breach or overtly threatened breach will cause irreparable injury to Parent and Buyer and that money damages will not provide an adequate remedy, and Seller and each Principal expressly waive the defense in any equitable proceeding that there is an adequate remedy at law for any breach of this Agreement. In addition, Parent and Buyer may take all such other actions and remedies available to either of them under law or in equity and shall be entitled to such damages as they can show they have sustained by reason of such breach.

7.	Each party hereby represents and warrants to the other parties hereto that: (i) such party has all corporate or other power and authority necessary to execute this Agreement and to perform its obligations hereunder; (ii) such party’s execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate or other action; and (iii) this Agreement constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms, such enforcement subject to bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting creditors’ rights and the application of general principles of equity and public policies.

8.	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

9.	This Agreement shall be governed by and construed in accordance with the laws of the State of Kansas (without reference to choice of law provisions of Kansas law, to the extent such provisions require the application of the laws of any other jurisdiction).

10.	This Agreement may not be changed orally, but only by an agreement in writing signed by Buyer, Parent, Seller and each Principal; provided that the Agreement may be amended in writing only as to the Seller or only as to one Principal so long as the Buyer, Parent and the Seller or such Principal, as the case may be, so agree in writing.

11.	This Agreement may be executed in counterparts, all of which taken together shall constitute one instrument.

12.	In the event any dispute, controversy or claim arising out of, relating to, or in connection with this Agreement (including, without limitation, any claim regarding or related to the interpretation, scope, effect, enforcement, termination, breach, legality, remedies (including specific enforcement) and other aspects of this Agreement or the conduct and communications of the parties regarding this Agreement and the subject matter of this Agreement) results in litigation, the prevailing party in such litigation shall be entitled to reimbursement of its reasonable attorneys’ fees and costs of suit. The parties agree that the applicable court in any such litigation shall resolve any dispute between the parties as to the identity of the “prevailing party” and the reasonableness of fees to be paid pursuant to the provisions of this paragraph.

* * * *

Signature Page Follows

Very truly yours,

THE WORLD COMPANY

By:
Name:
Title:

DOLPH C. SIMONS, JR.

DAN C. SIMONS

Agreed to and accepted as of the date first written above:

KNOLOGY, INC.

By:
Name:
Title:

KNOLOGY OF KANSAS, INC.

By:
Name:
Title:

[Signature Page to Seller Restrictive Covenants Agreement]

Exhibit A

Territory

See attached description.

Exhibit B

Seller’s Group Continuing Businesses

The Seller Group Continuing Businesses will be organized as a multi-media communications company engaged in collecting and disseminating news, information and advertising on platforms that include print (e.g., without limitation, daily and weekly newspapers, magazines and advertising circulars), online (including, without limitation, Web sites, mobile applications, advertising and news content distribution via niche news sites, e-mail, text and mobile means), and video news and advertising content produced for and through Free State Communications, LLC and as an integral part of its ongoing print and video newsgathering work involving Channel 6, and for its television station KTKA-TV, and for other users of video content, and for the various Web sites that are a part of the continuing company.

Further, the company through its internal Web development operations and its Mediaphormedia, LLC operation will continue to develop and enhance software, mobile Web applications and other applications such as StoryMarket L.L.C., that involve it in media and other business relationships without geographic restriction.

It is anticipated that the Seller Group Continuing Businesses will innovate and evolve to take advantage of developing technologies so long as they do not involve installing wired services to customer premises that would compete with Knology Group in any geographic territory where Knology Group operates and so long as they do not involve being a provider of wireless service in competition with Knology Group in the areas in which it operates.

The ongoing Seller Group Continuing Businesses involve newspaper and related enterprises operated as WorldWest Limited Liability Company, with offices in Steamboat Springs and Craig, Colo., and Payson, Ariz.

Additionally, the new company will continue to be a contract printer of newspapers and other periodicals, and will provide commercial distribution of related products.

Many of the Seller Group Continuing Businesses will be located in communities and territories served by the Knology Group and that co-location shall not preclude the Seller Group Continuing Businesses from continuing their business activities in those communities.

Exhibit 5.21

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”) is made and entered into as of the      day of                             , 2010, by and among KNOLOGY OF KANSAS, INC., a Delaware corporation (“Buyer”), THE WORLD COMPANY, a Kansas corporation (“Seller”), and INTRUST Bank, N.A., a national banking association, as escrow agent (the “Escrow Agent”). Buyer and Seller are collectively referred to as the “Parties” and individually, as a “Party.”

WHEREAS, the Parties entered into an Asset Purchase Agreement dated August 3, 2010 (the “Purchase Agreement”) pursuant to which, on the date hereof, Buyer purchased substantially all of the Seller’s assets with respect to Seller’s unincorporated division known as Sunflower Broadband and Channel 6 which is in the business of providing (i) cable television, high speed data, voice and other services to residential and business customers in Lawrence, Eudora, Linwood, Tonganoxie and Basehor, Kansas and in nearby rural areas in Douglas, Leavenworth and Wyandotte Counties in Kansas and (ii) original programming through the operation of Channel 6, a local origination channel and video production services to commercial and corporate clients (the “Transaction”); and

WHEREAS, Section 2.4.2 of the Purchase Agreement provides for the escrow of certain cash funds to reimburse Buyer for certain indemnifiable losses pursuant to Article 9 of the Purchase Agreement; and

WHEREAS, the Parties desire to appoint the Escrow Agent as escrow agent for the purpose of receiving, holding, investing and distributing the Escrow Fund (as defined below), and the Escrow Agent is willing to act as escrow agent with respect to the Escrow Fund subject to and in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the consummation of the Transaction as contemplated by the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. As used herein, all capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement. “Business Day” means any day other than a Saturday, Sunday or any other day on which banks are legally permitted to be closed in Wichita, Kansas.

2. Appointment and Agreement of the Escrow Agent. Each of the Parties hereby appoints the Escrow Agent to serve as, and the Escrow Agent hereby agrees to act as, escrow agent upon the terms and conditions of this Agreement.

3. Escrow Fund. Pursuant to Section 2.4.2 of the Purchase Agreement, Buyer has deposited with the Escrow Agent on the date hereof, the sum of Seven Million Dollars and No/100ths ($7,000,000) (together with any interest, dividends or other income received with respect thereto, the “Escrow Fund”) to be held in escrow pursuant to the terms and conditions of this Agreement. Buyer represents and warrants to the Escrow Agent and Seller that the Escrow Fund is free and clear of all liens in favor of any third Person, except as may be created by the Purchase Agreement (as between the Parties).

4. Funds. “Funds” means all cash held in the Escrow Fund from time to time. The Funds shall be held by the Escrow Agent for the benefit of Buyer and Seller to reimburse Buyer for all Indemnifiable Losses that are the subject of indemnifiable claims pursuant to the provisions of Article 9 of the Purchase Agreement (the “Indemnification Claims,” and each an “Indemnification Claim”). The Escrow Agent shall hold the Funds in escrow for the benefit of Buyer and Seller and shall invest the Funds in accordance with Section 6 hereof.

5. Release of Funds.

(a) The Funds shall be available to indemnify Buyer against certain breaches of the Purchase Agreement, as provided in Article 9 of the Purchase Agreement. If Buyer makes an Indemnification Claim pursuant to Article 9 of the Purchase Agreement, then Buyer shall provide written notice of such Indemnification Claim, together with the amount and reasons for such Indemnification Claim, to Seller and the Escrow Agent, and Buyer

shall specifically indicate in such notice that it is an “Indemnification Notice” furnished pursuant to this Section 5(a); provided, however, that no such Indemnification Notice shall be effective unless it is received by Seller and the Escrow Agent prior to                      , 2011 [TO BE FIRST ANNIVERSARY OF CLOSING DATE]. Seller shall confirm receipt of the Indemnification Notice and the date of such receipt in writing to the Escrow Agent; provided, however, that Seller’s failure to confirm such receipt shall not invalidate an Indemnification Notice delivered in accordance with this Section 5(a). Within 30 days of Seller’s receipt of an Indemnification Notice, as evidenced by the confirmation of receipt delivered by Seller to the Escrow Agent, if Seller objects to the Indemnification Claim, Seller shall transmit a written notice to Buyer and the Escrow Agent indicating such disagreement (an “Indemnification Dispute Notice”). If Seller does not deliver an Indemnification Dispute Notice within such 30-day period, then Seller and Buyer shall provide promptly a joint written notice to the Escrow Agent directing the Escrow Agent to make a cash payment to Buyer out of the Funds in an amount equal to (i) the amount of such Indemnification Claim, which amount shall be set forth in such joint written notice, plus (ii) an amount equal to the interest earned on such amount from the date hereof until the date on which such amount is paid by the Escrow Agent to Buyer. If Seller issues an Indemnification Dispute Notice, then the Parties shall use their commercially reasonable efforts to settle such dispute in a reasonably prompt manner. Upon any resolution of such dispute in favor of Buyer, Seller and Buyer shall provide promptly a joint written notice to the Escrow Agent directing the Escrow Agent to make a cash payment to Buyer out of the Funds in an amount equal to (i) the amount of such resolved Indemnification Claim, which amount shall be set forth in such joint written notice, plus (ii) an amount equal to the interest earned on such amount from the date hereof until the date on which such amount is paid by the Escrow Agent to Buyer. Upon any resolution of such dispute in favor of Seller, Seller and Buyer shall provide promptly a joint written notice to the Escrow Agent directing the Escrow Agent to continue to hold the remainder of the Funds together with any interest or income thereon in escrow; provided, however, that if such dispute is resolved after                      , 2011, the Funds shall be released as provided in Section 5(b) below.

(b) Within five (5) Business Days after                      , 2011, Seller and Buyer shall deliver joint written notice to the Escrow Agent (which notice shall include complete wire instructions for delivery to Seller) requesting that an amount equal to (i) the Escrow Fund, less (ii) all amounts paid to Buyer pursuant to Section 5(a) or Section 5(b), and less (iii) all amounts subject to unresolved Indemnification Claims as of                      , 2011 be paid to Seller, which notice shall confirm the amount of the unresolved Indemnification Claims. If at the time of delivery of such joint written notice, any claims made pursuant to an Indemnification Notice delivered before                      , 2011 remain unresolved between Buyer and Seller, then the Parties shall use their commercially reasonable efforts to settle such disputes in a reasonably prompt manner. Upon any resolution of any of such disputes in favor of Buyer, Seller and Buyer shall provide promptly a joint written notice to the Escrow Agent directing the Escrow Agent to make a cash payment to Buyer out of the Funds in an amount equal to (i) the amount of such resolved Indemnification Claim, which amount shall be set forth in such joint written notice, plus (ii) an amount equal to the interest earned on such amount from the date hereof until the date on which such amount is paid by the Escrow Agent to Buyer. Upon any resolution of any of such disputes in favor of Seller, Seller and Buyer shall provide promptly a joint written notice to the Escrow Agent directing the Escrow Agent to make a cash payment to Seller out of the Funds in an amount equal to (i) the amount of such resolved Indemnification Claim, which amount shall be set forth in such joint written notice, plus (ii) an amount equal to the interest earned on such amount from the date hereof until the date on which such amount is paid by the Escrow Agent to Seller.

(c) The Escrow Agent shall pay the Funds together with any interest or income thereon to the Parties only: (i) in accordance with Section 5(a) hereof; or (ii) ten (10) Business Days after a copy of a court order has been delivered to the Escrow Agent with respect to any Indemnification Claims to the extent said court order contains instructions as to whom to disburse all or part of the remaining funds. In no event shall the Escrow Agent be obligated under this Section 5 to pay any amounts to Seller or Buyer in excess of the Funds and any interest earned thereon.

6. Investment of Funds.

(a) The Escrow Agent hereby acknowledges receipt of the Funds and agrees to act as escrow agent in accordance with the terms and conditions hereof, and the Escrow Agent will hold and dispose of the Funds in accordance with the terms and conditions herein contained. The Escrow Agent will have no discretion with respect to the management, disposition or investment of the Funds. Unless otherwise directed in writing jointly by Buyer and Seller, the Escrow Agent will invest the Funds in the Marshall Prime Money Market Fund. The Escrow Agent

will invest and reinvest from time to time the Funds in such other Permitted Investments at the joint written direction of Buyer and Seller, referencing the desired Permitted Investments and the maturity date thereof.

(b) “Permitted Investments” means any of the following:

(i)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof and direct obligations of any state of the United States of America or any political subdivision thereof or any public instrumentality thereof, in each case maturing, or putable, within one year after such date and having, at the time of the acquisition thereof, the highest credit rating obtainable from S&P or from Moody’s;

(ii)	investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(iii)	investments in certificates of deposit, banker’s acceptances and time deposits (including eurodollar time deposits) maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any lender of Buyer or any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(iv)	fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (i) above and entered into with a financial institution satisfying the criteria described in clause (iii) above;

(v)	money market funds that (A) comply with the criteria set forth in Securities and Exchange Commission Rule 2a–7 under the Investment Company Act of 1940, (B) are rated AAA by S&P and AAA by Moody’s and (C) have portfolio assets of at least $3,500,000,000;

(vi)	the Marshall Prime Money Market Fund; or

(vii)	other investments consented to by Buyer and Seller in writing.

(c) With respect to the Funds, no investment shall have a maturity greater than                      , 2011 [TO BE ESCROW RELEASE DATE], or such longer periods as Buyer and Seller may agree in joint written directions furnished to the Escrow Agent. The Escrow Agent shall sell or liquidate any of the foregoing investments and withdraw cash from the Funds only if required to make such disbursements as authorized herein. The Escrow Agent shall not invest the proceeds except as provided in this Section 6. The Escrow Agent shall not have any liability for any loss suffered as a result of any investment made as provided above, any liquidation of any such investment prior to its maturity, or the failure of Seller and Buyer to give the Escrow Agent any written instruction to invest or reinvest the Funds or any interest or income thereon. The Escrow Agent shall rely conclusively and without inquiry on investment instructions provided pursuant hereto and shall have no obligation to determine whether such investments conform to the requirements set forth above.

(d) The Funds will be held by the Escrow Agent and used to reimburse Buyer for all Indemnifiable Losses that are the subject of Indemnification Claims pursuant to Article 9 of the Purchase Agreement and in accordance with the provisions of this Agreement, and no other Person other than Seller and Buyer will have any right, title or interest therein until such Funds have been distributed in accordance with this Agreement. The Funds will not be subject to any lien by any third Person and will be used solely for the purposes and subject to the conditions set forth herein and the Purchase Agreement. None of the Parties may grant, transfer or assign any interest in the Funds. None of the Parties shall create or grant a lien, security interest or other encumbrance in favor of any Person in the Escrow Fund.

7. Notices. All notices, communications and deliveries hereunder must be made in writing signed by or on behalf of the party making the same, must specify the section pursuant to which it is given or being made and must be delivered personally, by overnight courier service or by facsimile (with oral confirmation within twenty-four (24) hours of delivery), to the parties as follows:

if to Buyer:	Knology of Kansas, Inc.
1241 O.G. Skinner Drive
West Point, Georgia 31833
Attention: Chad Wachter, General Counsel
Fax No.: 706-645-1446
Phone No.: 706-634-2663

with required copy
(which shall not constitute notice) to:
Carlton Fields, P.A.
One Atlantic Center
1201 West Peachtree Street
Suite 3000
Atlanta, GA 30309
Attention: Jim Walker and Terresa R. Tarpley
Fax No.: (404) 815-3415
Phone No.: (404) 815-3400

if to Seller:	The World Company
609 New Hampshire
Lawrence, KS 66044
Attention: Ralph Gage
Fax No.: 785-832-7207
Phone No.: 785-832-7125

with required copy
(which shall not constitute notice) to:
Lathrop & Gage LLP
10851 Mastin, Suite 1000
Overland Park, KS 66210
Attention: James B. Betterman
Facsimile: (913) 451-0875
Telephone: (913) 451-5102

if to the Escrow Agent:	INTRUST Bank, N.A.
105 N. Main, M.S. 1.10
Wichita, Kansas 67202
Attention: Robin L. Pfaff
Facsimile: (316) 383-1859
Phone No.: (316) 383-3327

with required copy
(which shall not constitute notice) to:
INTRUST Financial Corporation
105 N. Main, M.S. 3.1
Wichita, Kansas 67202
Attention: Kent Voth
Facsimile:
Phone No.:

or to such other representative or at such other address of a party as such party may furnish to the other parties in writing pursuant to this Section 7. Any such notice, communication or delivery will be deemed given or made (provided that with respect to the Escrow Agent, the Escrow Agent must receive actual notice) (a) on the date of delivery, if delivered in person, (b) on the first Business Day following delivery to an overnight delivery service, such as Fed Ex or UPS, prepaid for overnight delivery and properly addressed, or (c) on the date of oral confirmation of receipt of a facsimile transmission.

8. Fees. All compensation and other amounts payable to the Escrow Agent for holding the Funds in escrow, investing the Funds, disbursing the Funds and acting as the Escrow Agent hereunder shall be the joint and several obligation of Buyer and Seller (but solely as between the Parties shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller) and shall be paid in accordance with the Fee Schedule attached hereto as Schedule A within ten (10) days following a request for payment. The Escrow Agent shall send all requests for payment to the respective addresses for Buyer and Seller set forth in Section 7 hereof.

9. Duties of the Escrow Agent. The Parties agree that the duties of the Escrow Agent are purely ministerial in nature. The Escrow Agent’s duties and responsibilities shall be limited to those expressly set forth in this Agreement, and the Escrow Agent shall not have any duties under, be subject to, nor be obliged to recognize, any other agreement between any or all of the Parties hereto, including but not limited to the Purchase Agreement, even though reference thereto may be made herein. This Agreement may be amended at any time or times by an instrument in writing signed by all of the then parties hereto, including the Escrow Agent. The duties and obligations of the Escrow Agent hereunder shall be determined solely by the express provisions of this Agreement and applicable law, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. Except as specifically set forth herein, the Escrow Agent shall be under no obligation to refer to the Purchase Agreement or any other documents between or among the Parties related in any way to this Agreement. The Escrow Agent shall have no duty as to the collection or protection of the Funds, nor as to the preservation of any rights pertaining thereto, beyond the safe custody of any such property actually in its possession. The Escrow Agent shall have no liability with respect to the transfer or distribution of any funds effected by the Escrow Agent pursuant to wiring or transfer instructions provided to the Escrow Agent in accordance with the terms hereof, provided the Escrow Agent follows the instructions issued in compliance with this Agreement. The Escrow Agent shall not be obligated to take any legal action or to commence any proceedings in connection with the Funds or this Agreement, or to prosecute or defend any such legal action or proceedings.

10. Limitation on Liability. The Escrow Agent, its shareholders, officers, directors, employees, attorneys, agents and affiliates shall not be liable to anyone by reason of any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, unless caused by or arising out of its own fraud, gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. The Escrow Agent hereby executes this Agreement in and only in its capacity as the Escrow Agent and not in any other capacity whatsoever. The Escrow Agent shall not be liable for collection items until the proceeds of the same in actual cost have been received.

11. Reliance. The Escrow Agent shall be entitled to rely and shall be protected in acting in reliance upon any writing furnished to it in accordance with the terms hereof, and shall be entitled to treat as genuine, and as the document it purports to be, any letter, paper or other document furnished to it by any Party and believed by the Escrow Agent in good faith to be genuine and to have been signed by the proper Party. The Escrow Agent may consult with counsel with respect to any question relating to its duties or responsibilities hereunder and shall not be liable for any action taken or omitted in good faith on advice of such counsel.

12. Conflicting Claims. In the event of any disagreement between the Parties hereto resulting in conflicting claims and demands being made in connection with or against the Funds, as the case may be, the Escrow Agent shall refuse to comply with any claim or demand of any Party until such disagreement is finally resolved in the manner provided below, but shall continue to comply with the other terms and conditions of this Agreement, and in so doing the Escrow Agent shall not be or become liable to any Party. In the event of a conflict or dispute over the release of funds under Section 5, the Escrow Agent shall retain the disputed amount of Funds (the “Disputed Amount”), together with any interest or income thereon in escrow, and the term of this Agreement with respect to such Disputed Amount shall be extended with respect thereto until the earlier of: (i) five (5) Business Days following the delivery to the Escrow Agent of joint written instructions signed by the Parties directing the Escrow Agent as to whom all or any part of the Disputed Amount and any and all interest or income thereon is to be distributed; or (ii) ten (10) Business Days after a copy of a final, non-appealable court order with respect to any Indemnification Claims has been delivered to the Escrow Agent to the extent said court order contains instructions as to whom to disburse all or part of the Disputed Amount together with interest or income thereon; provided, however, the Escrow Agent shall have notified the Parties and provided the Parties with copies of said court order at least four (4) Business Days before the Escrow Agent proposes to release all or any part of the Disputed Amount pursuant to the court order. In the event of a disagreement as described above in which the Escrow Agent reasonably believes that it will likely become a party to such disagreement, the Escrow Agent shall have the right, in addition to the rights described above and at the election of the Escrow Agent, to tender into the registry or custody of any court having jurisdiction, all money and property comprising the Funds and may take such other legal action as may be appropriate or necessary, in the reasonable opinion of the Escrow Agent. Upon such tender, the parties hereto agree that the Escrow Agent shall be discharged from all further duties under this Agreement; provided, however, that the filing of any such legal proceedings shall not deprive the Escrow Agent of its compensation hereunder earned prior to such filing and discharge of the Escrow Agent of its duties hereunder.

13. Attachment, Garnishment, Etc. If all or any part of the Funds is at any time attached, garnished or levied upon, or in case the payment, assignment, transfer, conveyance or delivery of all or any part of the Funds shall be stayed or enjoined by any court order, or in case any order or judgment shall be made or entered by any court affecting all or any part of the Funds, then in any of such events, the Escrow Agent shall give written notice to the Parties of such matter and shall rely upon and comply with any such order, writ, judgment or decree, which it believes in good faith is binding upon it, and if it complies with any such order, writ, judgment or decree, it shall not be liable to any of the Parties hereto or to any other Person by reason of such compliance, even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

14. Taxes. The Escrow Agent shall be indemnified by the Parties and held harmless against any liability for taxes and for any penalties or interest in respect of taxes on such investment income or payments recognized or reportable by the Parties relating to the Funds in the manner provided in Section 15. On or before the execution and delivery of this Agreement, each of Buyer and Seller shall furnish to the Escrow Agent a completed Form W-9. The Escrow Agent shall have no duty to, but may, at its sole discretion, prepare or file any tax return or report with respect to the deposit or the Funds or any earnings thereon.

15. Indemnification. Buyer and Seller shall jointly and severally reimburse and indemnify and hold harmless the Escrow Agent, its shareholders, employees, directors, officers and agents for, and against, any loss, liability, claim or expense of every nature whatsoever, including, without limitation, reasonable attorneys’ fees, incurred without fraud, gross negligence or willful misconduct on the part of the Escrow Agent arising directly or indirectly out of, or in connection with the acceptance of, or the performance of, its duties and obligations under this Agreement. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify Buyer and Seller in writing of such notice; provided, however, that the Escrow Agent’s failure to provide such notice shall not relieve Buyer and Seller of their obligations hereunder, except to the extent the Parties are prejudiced thereby. For the purposes hereof, the term “expense or loss” shall include all amounts paid or payable to satisfy any claim, demand or liability, or in settlement of any claim, demand, action, suit or proceeding settled with the express written consent of the indemnifying party, and all reasonable costs and expenses, including, but not limited to, counsel fees and disbursements paid or incurred in investigating or defending against any such claim, demand, action, suit or proceeding. The Escrow Agent shall have no right of setoff under this Agreement or otherwise against the Funds. Solely as between the Parties, payments to the Escrow Agent shall be apportioned 50% to Buyer and 50% to Seller.

16. Resignation or Removal of the Escrow Agent. The Escrow Agent may at any time resign by written notice of such resignation to the Parties, in which event the Parties shall designate a successor escrow agent within thirty (30) days following the receipt of such notice. The Parties shall have the right at any time by mutual written agreement to remove the Escrow Agent and appoint a successor. If the Escrow Agent shall resign or be removed, a successor escrow agent, which shall be a bank or trust company having assets in excess of $2 billion, shall be appointed by the Parties by written instrument executed by each of the parties and delivered to the Escrow Agent and to such successor escrow agent and, thereupon, the resignation or removal of the predecessor Escrow Agent shall become effective and such successor escrow agent, without any further act, deed or conveyance, shall become vested with all right, title and interest to the Funds of such predecessor Escrow Agent, and such predecessor Escrow Agent shall, on the written request of the Parties or the successor escrow agent, execute and deliver to such successor escrow agent all the right, title and interest hereunder in and to the Funds of such predecessor Escrow Agent and all other rights hereunder of such predecessor Escrow Agent. If no successor escrow agent shall have been appointed within 30 Business Days of a notice of resignation by the Escrow Agent, the Escrow Agent shall be entitled to deposit into the registry or custody of any court of competent jurisdiction any part or all of the Funds. Upon its resignation and delivery of the Funds as set forth above, the Escrow Agent shall be discharged from any and all further obligations arising thereafter in connection with the escrow contemplated by this Agreement. The Escrow Agent shall be entitled to its compensation earned prior to any removal or resignation.

17. Termination. This Agreement shall terminate on the date on which there is no property remaining in the Escrow Fund; provided that the rights of the Escrow Agent under Sections 8, 10 and 15 hereunder and the other Parties hereto under Section 5 hereunder shall survive the termination hereof and the resignation or removal of the Escrow Agent; provided further that other than as contemplated by Section 10 hereof with respect to the Escrow Agent, nothing herein shall relieve any Party from liability for any breach of this Agreement.

18. Further Assurances. From time to time on and after the date hereof, the Parties hereto shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do and cause to be done such further acts as the Escrow Agent shall reasonably request (it being understood that the Escrow Agent shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

19. Governing Law. This Agreement shall be governed by the laws of the State of Kansas without regard to the principles of conflicts of laws. “Court of Competent Jurisdiction” includes, without limitation, the District Court of Sedgwick County, Kansas, or, if permitted by law, the United States District Court for the District of Kansas, sitting in Wichita, Kansas.

20. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement. Delivery of an executed counterpart hereof by facsimile shall be effective as manual delivery of such counterpart; provided, however, that each party hereto will promptly thereafter deliver counterpart originals of such counterpart facsimiles delivered by or on behalf of such party.

21. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns, provided, however, there shall be no assignment hereof or any interest herein without the express, written consent of the Escrow Agent and each of the Parties.

[Signatures on following page]

IN WITNESS WHEREOF, the Parties and the Escrow Agent have executed this Escrow Agreement as of the day, month and year first above written.

KNOLOGY OF KANSAS, INC.

By:
Name:
Title:

THE WORLD COMPANY

By:
Name:
Title:

INTRUST Bank, N.A.

By:
Name:	Robin L. Pfaff
Title:	Senior Vice President

Counterpart Signature Page to Escrow Agreement

SCHEDULE A

SCHEDULE OF FEES

The annual administration fee of $2,500.00 for administering this Escrow Agreement is payable in advance at the time of closing and if applicable, will be invoiced each year to the appropriate party(ies) on the anniversary date of the closing of the Escrow Agreement. Also, a one-time legal review fee of $500.00 is payable in advance at the time of closing.

Reasonable out of pocket expenses such as, but not limited to postage, courier, overnight mail, insurance, money wire transfer, long distance telephone charges, facsimile, stationery, travel, attorneys’ fees and expenses or accounting, and other out of pocket costs, will be billed at cost and shall be promptly paid.

These fees do not include extraordinary services which will be priced according to time and scope of duties and shall be promptly paid. The fees shall be deemed earned in full upon receipt by the Escrow Agent, and no portion shall be refundable for any reason, including without limitation, termination of the Escrow Agreement.

It is acknowledged that the schedule of fees shown above is acceptable for the services mutually agreed upon.

Note: This fee schedule is based on the assumption that the escrowed funds will be invested in the Marshall Prime Money Market Fund.

Exhibit 5.22

VIDEO LICENSE AGREEMENT

This Video License Agreement (“Agreement”) is entered into on this [            ] day of September 2010, by and between THE WORLD COMPANY, a Kansas corporation, (“Licensee”) and KNOLOGY OF KANSAS, INC., a Delaware corporation, (“Licensor”). Licensee and Licensor are each referred to herein as a “Party” and are referred to together as the “Parties.”

RECITALS

WHEREAS, on August 3, 2010, Licensee and Licensor entered into that certain Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which Licensor shall purchase certain assets owned by Licensee located in Kansas, including but not limited to the rights to video content or video recordings with accompanying audio, including, but not limited to, news, sports and other video archives together with all copyrights and any other rights related thereto (collectively, the “Purchased Video Content”). Capitalized terms used but not defined in this Agreement will have the meanings ascribed to them in the Asset Purchase Agreement.

WHEREAS, subsequent to the closing date of the Asset Purchase Agreement, Licensor will own and operate Channel-6 and, through the operation of Channel-6 will produce, create or acquire additional video content or video recordings with accompanying audio, including, but not limited to, news, sports and other video archives together with all copyrights and any other rights related thereto, (collectively, together with the Purchased Video Content, the “Video Content”).

WHEREAS, Licensor desires to license the Video Content to Licensee, and Licensee desires to license the Video Content from Licensor.

NOW, THEREFORE, in consideration of these premises, the mutual covenants exchanged below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Licensor and Licensee agree as follows:

AGREEMENT

1. License

1.1 License Grant. Licensor grants to Licensee a worldwide, non-exclusive, royalty-free license (the “License”):

(a) to publish, display, adapt, digitize, prepare derivative works of, reproduce and distribute copies of, each original work of authorship comprising the Video Content, released by Licensor and delivered to Licensee by Licensor pursuant to Section 2, for any purpose, in any medium, now existing or hereafter developed, throughout the universe and in perpetuity, in all languages as Licensee determines, in its sole discretion. Licensor grants to Licensee all necessary reproduction rights to effectuate the intent of this Agreement. Without limiting the license granted above,

(i) Licensee may adapt, digitize, modify, create improvements upon and create derivative works from any original work of authorship comprising the Video Content. Any adaptations, modifications, improvements to or derivative works of the Video Archive developed by Licensee, its employees or agents will be the exclusive property of Licensee. Licensee has no obligation to inform Licensor of any such adaptations, modifications, improvements or other derivative works.

(ii) Licensee may reproduce, digitize, display publicly and reproduce on its own servers, in whole or in part, and in multiple bit rates and formats, the Video Content over the Internet through websites owned or controlled by Licensee (the “Websites”).

(b) Licensor also grants Licensee a limited right and license to use, copy, encode, store, archive, distribute, transmit, render into an audible format and publicly display Licensor’s brands, trademarks and other intellectual property: (1) in connection with the presentation of the Video Content on the Websites; and (2) in connection with the marketing and promotion of the Websites.

1.2 Right to Sublicense. Licensee may sublicense the rights granted under this Agreement to affiliates of Licensee or to service providers engaged by Licensee to conduct its business on or after the Closing Date.

1.3 Prevention of Downloading. Licensor acknowledges that it is not possible to guarantee the security of the Video Content once it is placed on the Internet. Licensee shall, however, use commercially reasonable efforts to prevent the Video Content from being copied from the Websites by unauthorized third parties. The Parties agree that for purposes of this Section “commercially reasonable efforts” means, with respect to the security of the Video Content posted on the Internet, the efforts, consistent with past practices, that a reasonable person in the position of the Licensee would use so as to achieve such security as expeditiously and cost effectively as possible. Moreover, the Parties acknowledge that although Licensee makes such commercially reasonable efforts, due to the nature of software and computer hardware reliability, the security of client/server media distribution systems could be intentionally breached.

2. Delivery

Licensor shall deliver to Licensee copies of the Video Content, in a format to be agreed upon by the Parties, or in which the Video Content was maintained as of the closing date of the Asset Purchase Agreement within ten (10) days of a request from Licensee for such Video Content.

3. Term of License and Termination

3.1 Term of License. This Agreement shall terminate (a) if Licensor shall terminate the operation of Channel-6 or (b) if Licensee shall engage in a transaction for the sale of all or substantially all of its assets or any other transaction in which more than 50% of its voting securities are transferred.

3.2 Effect of Termination.

(a) If this Agreement terminates due to Licensor’s termination of the operation of Channel-6, provided that no termination event has occurred with respect to the transfer of the assets or voting securities of Licensor, then ownership of the Video Content will transfer from Licensor to Licensee effective upon the date on which Licensor terminates the operation of Channel-6.

(b) If this Agreement terminates under Section 3.1(b), Licensee’s right to use the copy of the Video Content in its possession will not be affected, but Licensee’s exclusivity with respect to use in connection with the operation of a newspaper will terminate and Licensee will no longer receive copies of additional works created by Licensor in the ordinary course of the Business and delivered to Licensee under Section 2.

3.3 First Right of Refusal. Licensor hereby grants Licensee a right of first refusal to purchase the Video Content in the event Licensor ever elects to sell the same. The terms of such purchase will be the same as the terms offered by the third party offering to purchase the Video Content from the Licensor.

4. Licensor’s Rights

4.1 Reservation of Rights. The License is non-exclusive, and Licensor reserves the right to make any use of the Video Content, or to license any rights with respect to the Video Content to any third party; however, Licensee will be the exclusive user of the Video Content in connection with the operation of a newspaper (both print and electronic). The Video Content shall remain the sole and exclusive property of Licensor during the term of this Agreement and Licensor shall retain all right, title, and interest, including without limitation any rights under United States or foreign copyright laws, in the Video Content.

5. General

5.1 Modification of Agreement. No alteration, amendment, or modification of the terms of this Agreement shall be valid or effective unless in writing and signed by both Parties.

5.2 Choice Of Law. This Agreement shall be construed in accordance with the laws of the State of Kansas, without giving effect to Kansas conflict of law provisions or to constructive presumptions favoring either Party.

5.3 Entire Agreement. This Agreement and the Asset Purchase Agreement contains the entire agreement between the Parties with respect to the subject matter of this Agreement, and it supersedes all other prior and contemporary agreements, understandings, and commitments between the Parties with respect to the subject matter of this Agreement. If any term of this Agreement conflicts with the Asset Purchase Agreement, the terms of the Asset Purchase Agreement will control. Nothing in this Agreement is to be construed as a waiver of, or an amendment to, any rights or obligations under the Asset Purchase Agreement.

5.4 Assignment. The Agreement will bind and inure to the benefit of each party’s permitted successors and assigns. Neither party may assign the Agreement, in whole or in part, without the other party’s written consent. Any attempt to assign or transfer the Agreement other than in accordance with this provision will be null and void.

5.5 Notices. All notices, requests and other communications shall comply with Section 10.01 of the Asset Purchase Agreement.

5.6 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together constitute one agreement. Signature pages of this Agreement transmitted by facsimile or by electronic mail in portable document format will have the same legal effect as a manually executed signature page.

IN WITNESS WHEREOF, the Parties, acting through their duly authorized representatives, have executed this Agreement as of the day and year first above written.

THE WORLD COMPANY	KNOLOGY OF KANSAS, INC.

By:	By:
Name:	Name:
Title:	Title: